                             FILE NO. 333-01741

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       POST-EFFECTIVE AMENDMENT NO. 15
                                     AND
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               AMENDMENT NO. 3

                CG CORPORATE INSURANCE VARIABLE LIFE SEPARATE
                                 ACCOUNT 02
                         (Exact Name of Registrant)

                 CONNECTICUT GENERAL LIFE INSURANCE COMPANY
                             (Name of Depositor)

             900 Cottage Grove Road, Hartford, Connecticut 06152
            (Address of Depositor's Principal Executive Offices)
              Depositor's Telephone Number, including Area Code
                               (860) 534-4100

         Mark A. Parsons, Esquire                         COPY TO:
Connecticut General Life Insurance Company        George N. Gingold, Esquire
          900 Cottage Grove Road                         P.O. Box 155
       Hartford, Connecticut 06152              West Hyannisport, MA 02672-0155
 (Name and Address of Agent for Service)

          Approximate date of proposed public offering: Continuous

 INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
              (Title and Amount of Securities Being Registered)


It is proposed that this filing will become effective:
________   immediately upon filing pursuant to paragraph (b) of Rule 485
   X       on May 1, 2003, pursuant to paragraph (b) of Rule 485
--------
________   60 days after filing pursuant to paragraph (a) of Rule 485
________   on _______, pursuant to paragraph (a) of Rule 485

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

CG CORPORATE INSURANCE VARIABLE LIFE SEPARATE ACCOUNT 02         [Cigna logo]

    HOME OFFICE LOCATION:            MAILING ADDRESS:
    900 COTTAGE GROVE ROAD           CIGNA
    BLOOMFIELD, CONNECTICUT 06152    CORPORATE VARIABLE PRODUCTS SERVICE CENTER
                                     P.O. BOX 2975, ROUTING H14A
                                     HARTFORD, CT 06104
                                     (860) 534-4100
-------------------------------------------------------------------------------
         THE CORPORATE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
-------------------------------------------------------------------------------
     This prospectus describes a flexible premium variable life insurance contract (the "Policy") offered by Connecticut General Life Insurance
Company (the "Company", "we, us our/ours"). The primary purpose of the Policy is to provide life insurance protection. It is not similar to, nor should it be compared to, a systematic investment plan of a mutual fund. The Policy is not suitable as a short-term savings vehicle.

     Policy values and, in some cases, the death benefit, varies with the investment performance of the funding options you, the purchaser, select. You assume certain risks by investing in these Policies, including the risk of losing money. THIS POLICY OR CERTAIN OF ITS INVESTMENT OPTIONS MAY NOT BE AVAILABLE IN ALL JURISDICTIONS. VARIOUS RIGHTS AND BENEFITS MAY DIFFER BETWEEN JURISDICTIONS TO MEET APPLICABLE LAW AND/OR REGULATIONS.

     Corporations and other sponsoring groups purchasing these Policies may use them in executive benefit plans or to finance certain deferred compensation plans and post-retirement benefit programs.

     You may choose among the following mutual funds as underlying funding options:

THE ALGER AMERICAN FUND                                         JANUS ASPEN SERIES
Alger American MidCap Growth Portfolio - Class O Shares         Balanced Portfolio
Alger American Growth Portfolio - Class O Shares                Worldwide Growth Portfolio

CIGNA VARIABLE PRODUCTS GROUP                                   MFS(R) VARIABLE INSURANCE TRUST(SM)
TimesSquare VP Money Market Fund                                MFS Emerging Growth Series
TimesSquare VP Core Plus Bond Fund                              MFS Total Return Series
TimesSquare VP S&P 500 Index Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST            PIMCO ADVISORS VIT
Templeton Foreign Securities Fund-Class 1                       OpCap Small Cap Portfolio

                                                                PIMCO VARIABLE INSURANCE TRUST
                                                                High Yield Portfolio

FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND                    SCUDDER INVESTMENTS VIT FUNDS TRUST
VIP Equity-Income Portfolio                                     Scudder EAFE(R) Equity Index Fund
                                                                Scudder Small Cap Index Fund
GOLDMAN SACHS VARIABLE INSURANCE TRUST
Mid Cap Value Fund                                              VANGUARD(R) VARIABLE INSURANCE FUND
                                                                Small Company Growth Portfolio

     The Policy's Fixed Account credits interest to Policy values held in that account. We guarantee the amounts in the Fixed Account and payment of certain interest. Page 17 contains additional information on the Fixed Account.

     It may not be in your best interest to replace existing insurance with this Policy. Please read this prospectus, and the underlying mutual funds' prospectuses, to understand the Policy and the risks associated with each of the underlying mutual funds.

                 KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.
         THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
       DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS
     ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.
                        PROSPECTUS DATED: MAY 1, 2003

                   (THIS PAGE IS INTENTIONALLY LEFT BLANK)

                                              TABLE OF CONTENTS


                                          PAGE                                                          PAGE
                                          ----                                                          ----
Risk/Benefit Summary........................ 3                  Reinstatement of a Lapsed Policy..........19
Annual Underlying Mutual Fund Expenses...... 5            Policy Loans....................................19
Highlights.................................. 5            Settlement Options..............................19
      Initial Choices....................... 5            Additional Insurance Benefit....................19
      Reductions............................ 6            Joint and Survivorship Benefit..................19
      Refunds............................... 6            Other Policy Provisions.........................20
The Company................................. 7                  Issuance..................................20
The Variable Account........................ 7                  Short-Term Right to Cancel the Policy.....20
      General............................... 7                  Policy Owner and Beneficiary..............20
      Substitution of Securities............ 7                  Changes of Policy Owner or Beneficiary....21
      Voting Rights......................... 7                  Right to Exchange for a Fixed Benefit
      Fund Participation Agreements......... 8                        Policy..............................21
The Funds................................... 9                  Incontestability..........................21
Death Benefit...............................13                  Misstatement of Age.......................21
      Death Benefit Options.................13                  Suicide...................................21
      Changes in Death Benefit Option.......13                  Nonparticipating Policies.................21
      Payment of Death Benefit..............14            Additional Information..........................22
      Life Insurance Qualification Test.....14                  Tax Matters...............................22
      Changes in Specified Amount...........14                  Taxation of the Policies..................22
Premium Payments; Transfers.................15                  Taxation of the Company...................23
      Premium Payments......................15                  Partial Surrenders........................24
      Allocation of Net Premium Payments....15                  Policy Loans..............................24
      Transfers.............................16                  Directors and Officers of the Company.....25
Cost of Insurance Charges...................16                  Distribution of Policies..................26
The Fixed Account...........................17                  Changes of Investment Policy..............26
Policy Values...............................17                  Other Contracts Issued by the Company.....26
      Accumulation Value....................17                  State Regulation..........................26
      Variable Accumulation Unit Value......17                  Reports to Policy Owners..................27
      Surrender Value.......................18                  Advertising...............................27
Surrenders..................................18                  Legal Proceedings.........................27
      Partial Surrenders....................18                  Experts...................................28
      Full Surrenders.......................18                  Registration Statement....................28
      Deferral of Payment and Transfers.....18                  Financial Statements......................28
Lapse and Reinstatement.....................18
      Lapse of a Policy.....................18

                You will find certain technical terms defined on page 29 of this Prospectus.

RISK/BENEFIT SUMMARY: BENEFITS AND RISKS


The primary purpose of this Policy is to provide life insurance protection on the life of one individual or, if a joint and survivor option is elected, two individuals (joint and survivor - see page 19). Corporations and other sponsoring groups which buy Policies may use them in executive benefit plans or to finance certain deferred compensation plans and post-retirement benefit programs.

Policy values and, in some cases, the death benefit, vary with the investment performance of the funding options you, the purchaser, select. The funding options currently include the Company's Fixed Account and mutual funds with widely varying investment objectives and practices (see page 9). You may reallocate Policy values among the mutual fund from time to time. A comprehensive discussion of the risks of each of those mutual funds may be found in that fund's prospectus. Policy values based on the mutual funds' performance may rise or fall. You bear the risk of poor investment performance, and may lose money. If Policy values become less than the next monthly deduction for the cost of insurance, your Policy will lapse unless an additional premium is paid.

You do have the right under the Policy to take loans using the Policy values as collateral, or to withdraw Policy values in part or in full. However, a partial withdrawal of Policy values may not exceed may not exceed 90% of the Policy's net accumulation value. So long as the Policy remains a "life insurance contract" for federal tax purposes under one of two tests you select when the Policy is issued, you may make premium payments in the amounts and at times you choose. You must select one of three death benefit options offered: a varying death benefit; a level death benefit; or a level plus return of premium death benefit (see page 13). You may change your selection at a later time.

This Policy is not suitable as a short-term investment vehicle. Our administrative and sales charges at Policy issuance and from premium payments are less readily recovered in the short term. This Policy is also unlike, and should not be compared to, systematic investment plans of mutual funds. We make daily charges for our mortality and expense risks to cover possible decreasing life expectancy and unexpected increases in our administrative costs. We also charge monthly for the "cost of insurance" - the risk that an insured will die and a death benefit will be paid. These charges and benefits do not apply to direct mutual fund investments.

Your Policy may become a modified endowment contract under federal tax law under certain circumstances. If these circumstances were to occur, loans and other pre-death distributions are includable in your gross income on an income first basis, and you may be subject to a 10% penalty (unless you have attained age 59 1/2). There could be significant adverse tax consequences if the policy should lapse or be surrendered when there are loans outstanding. You should consult with a tax adviser before taking steps that may affect whether your policy becomes a modified endowment policy. (see page 23)

RISK/BENEFIT SUMMARY: FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value among investment options.

----------------------------------------------------------------------------------------------------------------------------
                                                      TRANSACTION FEES
----------------------------------------------------------------------------------------------------------------------------
               CHARGE                                          AMOUNT DEDUCTED                             WHEN CHARGE IS
                                                                                                              DEDUCTED
----------------------------------------------------------------------------------------------------------------------------
Maximum Sales Charge Imposed on        6.5% for sales expenses, premium tax and other tax liabilities    From each premium
Premiums (Load)                                                                                          payment
                                       In addition,

                                       o        40% from each premium payment, up to the target
                                                premium, in the first policy year

                                       For increases in specified amount,
                                       other than through a change in the
                                       death benefit option, an additional
                                       25% of the premium payment(s)
                                       attributable to the increase in
                                       specified amount up to the increase
                                       in target premium, during the first
                                       12 months after the increase
----------------------------------------------------------------------------------------------------------------------------
Administrative Expense Fee             $250                                                              At Issue
----------------------------------------------------------------------------------------------------------------------------
Surrender Fees                         The lesser of $25 or 2% of the Accumulation Value                 For each partial
                                                                                                         surrender
----------------------------------------------------------------------------------------------------------------------------
Transfer fees                          $25                                                               For fund
                                                                                                         transfers in
                                                                                                         excess of the
                                                                                                         free transfer
                                                                                                         limit described
                                                                                                         in the
                                                                                                         "Transfers"
                                                                                                         section of this
                                                                                                         Prospectus.
----------------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio company fees and expenses

----------------------------------------------------------------------------------------------------------------------------
                                 PERIODIC CHARGES OTHER THAN SUB-ACCOUNT OPERATING EXPENSES
----------------------------------------------------------------------------------------------------------------------------
                   CHARGE                                 AMOUNT DEDUCTED/DESCRIPTION OF COST               WHEN CHARGE IS
                                                                                                               DEDUCTED
----------------------------------------------------------------------------------------------------------------------------
Cost of Insurance 1
----------------------------------------------------------------------------------------------------------------------------
         Minimum and Maximum                   $0.03 - 1.00                                                Monthly
         Charge per $1,000 Net
         Amount at Risk
----------------------------------------------------------------------------------------------------------------------------
         Charge for a 50 Year Old Male         $0.09                                                       Monthly
         Non-smoker Insured per $1,000
         Net Amount at Risk
----------------------------------------------------------------------------------------------------------------------------
Maintenance Fee                                $8                                                          Monthly
----------------------------------------------------------------------------------------------------------------------------
Administrative Fees 2                          Each day, 1/365 of the annual rate.  The maximum annual     Daily
                                               rate is .30% of the average daily Policy values.
----------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Fees 3                   Each day, 1/365 of the annual rate.  The maximum annual     Daily
                                               rate is .90% of the average daily Policy values.

----------------------------------------------------------------------------------------------------------------------------
Net Loan Interest Rate                         1.2% per year                                               Each Policy
                                                                                                           Anniversary
                                                                                                           when a Policy
                                                                                                           loan is
                                                                                                           outstanding
----------------------------------------------------------------------------------------------------------------------------

1. Actual cost of insurance charges vary based upon the individual characteristics of the insured. The cost of insurance charge shown in the table may not be representative of the charge you will pay. Please contact our Corporate Variable Products Service Center to obtain more information about the cost of insurance charge that would apply to you.
2. The current annual rate is .10% of the average daily Policy values.
3. The current annual rate is .85% of the average daily Policy values during policy years 1-10; .45% of the average daily Policy values during policy years 11-15; and .15% of the average daily Policy values thereafter.

ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES

The following table describes the underlying mutual fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds. More detail concerning each underlying mutual fund's fees and expenses is contained in the prospectus for each underlying mutual fund.

                                                                 Minimum                             Maximum
                                                                 -------                             -------
Total Annual Underlying Mutual Fund Operating Expenses             .25%              --                .97%

HIGHLIGHTS
                              This section is an overview of key Policy features. Regulations in your state may vary the provisions of your own Policy.

INITIAL CHOICES               When purchasing a Policy, you have four important choices to make:
TO BE MADE                    1)    Selecting one of the three death benefit options;
                              2)    Selecting the amount of premium payments to make;
                              3)    Selecting how net premium payments will be allocated among the available funding options; and
                              4)    Selecting the life insurance qualification method to be used. (See page 14.)

LEVEL OR VARYING              The death benefit is the amount we pay to the beneficiary(ies) when the Insured dies.
DEATH BENEFIT                 Before we pay the death benefit, we subtract any outstanding loan account balances or outstanding amounts due.  We calculate the death benefit payable as of the date on which the Insured died.

                              When you purchase your Policy, you must choose one of three death benefit options:

                              1)    Option A -- a varying death benefit equal to the greater of:
                                        a) the specified amount plus the accumulation value; or
                                        b) the corridor death benefit.

                              2)    Option B-- a level death benefit equal to the greater of:
                                        a) the specified amount; or
                                        b) the corridor death benefit.

                              3)    Option C -- a "return of premium" death benefit equal to the greater of:
                                        a) the specified amount plus the sum of the premiums paid; or
                                        b) the corridor death benefit.

AMOUNT OF                     When you apply for your Policy, you must decide how much premium to pay.  You may
PREMIUM PAYMENT               change premium payments within the limits described on page 15.  However, your
                              Policy might lapse if you don't pay enough premium to maintain a positive net accumulation value. If your Policy lapses because your monthly deduction is larger than the net accumulation value, you may reinstate your Policy. (See page 18.)

                                                                             5



SELECTION OF                  You must choose the fund(s) in which you want to place your net premium payment(s). For
FUNDING VEHICLE(S)            each fund, we maintain a separate sub-account which invests in shares of that fund. These fund sub-accounts make up the Variable Account (see page 7). A variable sub-account is not guaranteed and will increase or decrease in value according to the particular fund's investment performance. (See pages 17 and 18.) You may also choose to place part or all of your net premium payment(s) into the Fixed Account.

                              Your initial premium payment will be deposited in the CIGNA Variable Products Group's
                              Money Market Fund during the Right-to-Examine Period as described in "Short-Term Right to
                              Cancel the Policy". (See page 20.)

REDUCTIONS AND REFUNDS
------------------------------------------------------------------------------------------------------------------------
REDUCTION OF                            Corporations or other groups or sponsoring organizations may buy Policies on a
CHARGES                                 case basis. We may reduce premium charges or any other charges where we expect that the amount or nature of the case will result in savings of sales, underwriting, administrative or other costs. Eligibility for and the amount of reduction will be determined by a number of factors, including:

                                        o    Number of lives to be insured;
                                        o    Total premium(s) expected to be paid;
                                        o    Total assets you have under our management;
                                        o    The nature of the relationship among the insured individuals;
                                        o    The purpose for which the Policies are being purchased;
                                        o    Expected persistency of the Policies as a whole; and
                                        o    Any other circumstances we believe relevant to the expected reduction of our expenses.

                                        Some reductions may be guaranteed. Other reductions may be subject to withdrawal or modification by us on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policy owners.

------------------------------------------------------------------------------------------------------------------------
REFUND OF PORTION OF
PREMIUM CHARGES                            Surrenders during the first two policy years will qualify for a refund of a portion of the premium charges.
                                           -----------------------------------------------------------------------------
                                                    SURRENDER
                                                      DURING                                CREDIT
                                           -----------------------------------------------------------------------------
                                                                         100% of all premium charges previously
                                           First Policy Year:            deducted in excess of 3.5% of all premiums
                                                                         paid.

                                           -----------------------------------------------------------------------------
                                                                         50% of all premium  charges  previously
                                           Second Policy Year:           deducted in excess of 3.5% of all premiums
                                                                         paid.

------------------------------------------------------------------------------------------------------------------------

THE COMPANY

                  The Company is a Connecticut life insurance company incorporated in 1865, located at 900 Cottage Grove Road, Hartford, Connecticut. Wholly owned by Connecticut General Corporation and, in turn, by CIGNA Holdings, Inc. and CIGNA Corporation, it is licensed to do business in all states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands.

                  The Company's Home Office mailing address is CIGNA, H14A, P.O. Box 2975, Hartford, Connecticut 06104. The telephone number is 860-534-4100.

THE VARIABLE
ACCOUNT
                  CG Corporate Insurance Variable Life Separate Account 02 ("Variable Account") is a "separate account" of the Company established pursuant to a February 23, 1996 resolution of our Board of Directors.

                  Under Connecticut law, the assets of the Variable Account attributable to the policies, though our property, are not chargeable with liabilities of any other business of the Company and are available first to satisfy our obligations under the Policies. The Variable Account income, gains, and losses are credited to or charged against the Variable Account without regard to our other income, gains, or losses. We do not guarantee the Variable Account's values and investment performance. All distributions made by the funds with respect to the shares held by the Variable Account will be reinvested in additional shares at net asset value.

                  The Variable Account is divided into sub-accounts, each of which is invested solely in the shares of one of the funds. On each valuation day, net premium payments allocated to the Variable Account will be invested in fund shares at net assets value, and monies necessary to pay for deductions, charges, transfers, and surrenders from the Variable Account are raised by selling shares of funds at net issue value.

                  The Variable Account is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve Commission supervision of the Variable Account or our management, investment practices, or policies.

                  We have other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                  GENERAL

                  We can give you no assurance that the investment objective of any of the funds will be met. You will bear the complete investment risk for accumulation values allocated to a sub-account. Inherent investment risk varies significantly among the sub-accounts, but is present in each. You should read each fund's prospectus carefully and understand the funds' relative degrees of risk before making or changing investment choices. We impose some terms and conditions limiting such choices.

                  SUBSTITUTION OF SECURITIES

                  If the shares of any fund should no longer be available to the Variable Account or if, in our judgment, further investment in such shares should become inappropriate in view of the investment objectives of the Policies, we may substitute shares of another fund. We will make no substitution of securities in any sub-account without prior approval of the Commission and under such requirements as it may impose.

                  VOTING RIGHTS

                  We will vote the shares of each fund held in the Variable Account at special meetings of the shareholders of the particular Trust. We will follow written instructions received from persons having the voting interest in the Variable Account. We will vote the shares for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions. The Trusts do not hold regular meetings of shareholders.

                  The number of shares that you have a right to vote will be determined as of a date chosen by the appropriate Trust but not more than sixty (60) days prior to the meeting of that Trust. We will solicit voting instructions by written communication at least fourteen (14) days prior to the meeting.

                  Each fund's shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through our separate accounts and the separate accounts of other life insurance companies and, in some cases, qualified plans. The Trusts' managements do not see any disadvantage to you arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products, and with both ours and other life insurance companies' separate accounts. Nevertheless, the Trusts' boards intend to monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, they should take in response. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices.

                  FUND PARTICIPATION AGREEMENTS

                  We have entered into agreements with various Trusts and their advisers or distributors. Under these agreements, we make the funds available under the policies and perform certain administrative services. In some cases, the advisers or distributors may compensate us for these services.

THE FUNDS
Each of the seventeen sub-accounts of the Variable Account currently offered under the Policies is invested solely in the shares of one of the seventeen funds now available as funding vehicles under the Policies. Each fund has a different investment objective. Each of the funds is a series of (Continued on Page 10.)

----------------------------------------------------------------------------------------------------------------------
  Trusts, Investment Advisers, and Distributors                    Funds Available under the Policies

----------------------------------------------------------------------------------------------------------------------
Alger American Fund ("Alger Trust")                 Alger American MidCap Growth Portfolio - Class O Shares

Managed by:
    Fred Alger Management, Inc.                     Alger American Growth Portfolio - Class O Shares
    111 Fifth Avenue, 2nd Floor
    New York, NY 10003

Distributed by:
    Fred Alger & Company, Incorporated
    30 Montgomery Street
    Jersey City, NJ 07302
----------------------------------------------------------------------------------------------------------------------
CIGNA Variable Products Group ("CIGNA Group")       TimesSquare VP Money Market Fund

Managed by:
    TimesSquare Capital Management, Inc.            TimesSquare VP Core Plus Bond Fund
    280 Trumbull Street
    Hartford, CT 06103
                                                    TimesSquare VP S&P 500 Index(R) Fund
Distributed by:
    CIGNA Financial Services, Inc.
    280 Trumbull Street
    Hartford, CT 06103
----------------------------------------------------------------------------------------------------------------------
Scudder Investments VIT Funds                       Scudder VIT EAFE(R)Equity Index Fund
("Scudder VIT")
Managed by:
    Deutsche Asset Management, Inc.                 Scudder VIT Small Cap Index Fund
    345 Park Avenue
    New York, NY 10154
Distributed by:
    PFPC Distributors Inc.
    760 Moore Road
    King of Prussia, PA 19406
----------------------------------------------------------------------------------------------------------------------
Fidelity(R) Variable Insurance Products Fund          Fidelity VIP Equity-Income Portfolio
("Fidelity VIP")
Managed by:
    Fidelity Management & Research Company
    82 Devonshire Street
    Boston, MA 02109
Distributed by:
    Fidelity Distributors Corporation
    82 Devonshire Street
    Boston, MA 02109
----------------------------------------------------------------------------------------------------------------------
Goldman Sachs Variable Insurance Trust              Mid Cap Value Fund
Managed by:
    Goldman Sachs Asset Management, L.P.
    32 Old Slip
    New York, NY 10005
Distributed by:
    Goldman, Sachs & Co.
    85 Broad Street
    New York, NY 10004
----------------------------------------------------------------------------------------------------------------------

one of nine entities, all Massachusetts or Delaware business trusts. Each such entity is registered as a series of an open-end management investment company under the 1940 Act. These entities are collectively referred to in this prospectus as the "Trusts".

------------------------------------------------------------------------------
             Brief Description of Each Fund's Investment Objective

------------------------------------------------------------------------------

(MID CAP STOCKS) Seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

(LARGE CAP STOCKS) Seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources, and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

------------------------------------------------------------------------------

(MONEY MARKET) Seeks to provide as high a level of current income as is consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value by investing in short-term money market instruments.

(CORE PLUS BOND) Seeks as high a level of current income as is consistent with reasonable concern for safety of principal by investing primarily in a broad range of fixed income securities.

(LARGE CAP STOCKS) Seeks to achieve its objective of long-term growth of capital by attempting to replicate the composition and total return, reduced by fund expenses, of the Standard & Poor's 500 Composite Stock Price Index.

------------------------------------------------------------------------------

(INTERNATIONAL STOCKS) Seeks to replicate as closely as possible (before deduction of fund expenses) the total return of MSCI Europe, Australasia, Far East ("EAFE(R)") Index.

(SMALL CAP STOCKS) Seeks to replicate as closely as possible (before deduction of fund expenses) the total return of the Russell 2001 Small Stock Index.

------------------------------------------------------------------------------

(LARGE CAP STOCKS) Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's Composite Index of 500 Stocks.

------------------------------------------------------------------------------

(MID CAP STOCKS) Seeks long-term capital appreciation primarily through investments in mid-capitalization issuers within the range of the market capitalization of companies constituting the Russell Mid Cap Value Index at the time of the investment

------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
  Trusts, Investment Advisers, and Distributors                    Funds Available under the Policies

----------------------------------------------------------------------------------------------------------------------
Janus Aspen Series ("Janus Aspen Series")           Janus Aspen Series Balanced Portfolio
Managed by:
    Janus Capital Management, LLC                   Janus Aspen Series Worldwide Growth Portfolio
    100 Fillmore Street
    Denver, CO 80206-4923
Distributed by:
    Janus Distributors, LLC
    100 Fillmore Street
    Denver, CO 80206-4923
----------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance Trust ("MFS Trust")       MFS Emerging Growth Series
Managed by:
    Massachusetts Financial Services Company        MFS Total Return Series
    500 Boylston Street
    Boston, MA 02116
Distributed by:
    MFS Fund Distributors, Inc.
    500 Boylston Street
    Boston, MA 02116
----------------------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust                      High Yield Portfolio
Managed by:
    Pacific Investment Management
       Company LLC
    840 Newport Center Drive
    Suite 300
    Newport Beach, California 92660
Distributed by:
    PIMCO Funds Distributors LLC
    2187 Atlantic Street
    Stamford, CT 06902
----------------------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT                                  OpCap Small Cap Portfolio
Managed by:
    OpCap Advisors, LLC
    1345 Avenue of the Americas
    New York, NY 10105
Distributed by:
    OpCap Distributors, LLC
    1345 Avenue of the Americas
    New York, NY 10105
----------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance               Templeton Foreign Securities Fund-Class 1
Products Trust ("Templeton Trust")                  (formerly Templeton International Securities Fund-Class 1)
Managed by:
    Templeton Investment Counsel, LLC
    Broward Financial Centre, Suite 2100
    Fort Lauderdale, FL 33394
Distributed by:
    Franklin Templeton Distributors, Inc.
    One Franklin Parkway
    San Mateo, CA 94403
----------------------------------------------------------------------------------------------------------------------
Vanguard(R) Variable Insurance Fund                   Small Company Growth Portfolio
Managed by:
    The Vanguard Group
    PO Box 2900
    Valley Forge, PA 19482
Distributed by:
    The Vanguard Group
    PO Box 2900
    Valley Forge, PA 19482
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
             Brief Description of Each Fund's Investment Objective

------------------------------------------------------------------------------

(BALANCED) Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

(GLOBAL STOCKS) Seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

------------------------------------------------------------------------------

(LARGE CAP STOCKS). Seeks long-term growth of capital by investing primarily in common stocks of companies management believes to be early in their life cycle but which have the potential to become major enterprises.

(BALANCED OR TOTAL RETURN) Seeks primarily to obtain above average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide reasonable opportunity for growth of capital and income.

------------------------------------------------------------------------------

(HIGH YIELD BONDS) Seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The remainder of assets may be invested in investment grade fixed income instruments. The average portfolio duration of which normally varies within a two to six-year time frame based on PIMCO's forecast for interest rates.

------------------------------------------------------------------------------

(SMALL CAP STOCKS) Seeks capital appreciation through investments in a diversified portfolio of equity securities of companies with market capitalizations of under $2 billion.

------------------------------------------------------------------------------

(INTERNATIONAL STOCKS) Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments, primarily equity securities, of issuers located outside the U.S., including those in emerging markets.

------------------------------------------------------------------------------

(SMALL CAP STOCKS) Invests mainly in the stocks of smaller companies, which at the time of purchase typically have a market value of less than $1-$2 billion. These companies are considered by the Portfolio's advisers to have above-average prospects for growth, but often provide little or no dividend income.

------------------------------------------------------------------------------

We may make additional funds available from time to time.

DEATH BENEFIT
                  DEATH BENEFIT OPTIONS
                  We offer three different death benefit options. The amount payable under each is determined as of the date of the Insured's death. In this prospectus, "the Insured's death" means, for a joint and survivor policy, the death of the second Insured to die. (See page 19.) Option B will be in effect unless you elected Option A or Option C in your application for the Policy or unless a change has been allowed:

                  o Option A -- the death benefit will be the greater of the specified amount (a minimum of $50,000 as of the date of this prospectus) plus the accumulation value, or the corridor death benefit.

                  Option A provides a varying death benefit which increases or decreases over time, depending on the amount of premium you pay and the investment performance of the funds you choose.

                  o Option B -- the death benefit will be the greater of the specified amount or corridor death benefit.

                  Option B provides a level death benefit unless the corridor death benefit exceeds the specified amount.

                  o Option C -- the death benefit will be the greater of the specified amount plus the premium payments you make, or the corridor death benefit.

                  Option C provides a death benefit that increases based on premium payments.

                  Under each option the amount payable upon death will be the death benefit, reduced by partial surrenders and by the amount necessary to repay any loans in full.

                  CHANGES IN DEATH BENEFIT OPTION

                  We will allow a death benefit option change upon your written request to the Corporate Variable Products Service Center in a form satisfactory to us, subject to the following conditions:

                  o The change will take effect on the monthly anniversary day following the date of receipt of the request.

                  o No change in the death benefit option may reduce the specified amount below $50,000.

                  o For changes from Option B to Option A, the new specified amount will equal the death benefit less the accumulation value at the time of the change.

                  o For changes from Option B to Option C, the new specified amount will equal the death benefit less premiums paid at the time of the change.

                  o For changes from Option A to Option B, the new specified amount will equal the death benefit at the time of the change.

                  o For changes from Option A to Option C, the new specified amount will equal the death benefit less premiums paid at the time of the change.

                  o For changes from Option C to Option A, the new specified amount will equal the death benefit less the accumulation value at the time of the change.

                  o For changes from Option C to Option B, the new specified amount will equal the death benefit at the time of the change.

                  PAYMENT OF DEATH BENEFIT

                  We will compute the death benefit as of the date of the Insured's death. We will pay it in a lump sum within seven days after receipt at the Corporate Variable Products Service Center of due proof of the Insured's death (a certified copy of the death certificate(s)), unless you or the beneficiary have elected that all or a part of it be paid under one or more of any settlement options (see "Settlement Options") we may make available. We may delay payment of the death benefit if the Policy is being contested.

                  While the Insured is living, you may elect a settlement option, if available, for the beneficiary and deem it irrevocable by the beneficiary, or, you may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the death of the Insured, unless you have made an irrevocable election.

                  If you assign the Policy as collateral security, we will pay any amount due the assignee in one lump sum. We will pay the beneficiary any excess death benefit due as elected.

                  LIFE INSURANCE QUALIFICATION TEST

                  A Policy must satisfy either of two tests in order to qualify as a life insurance contract for tax purposes under Section 7702 of the Internal Revenue Code of 1986, as amended ("the Code"). At the time of purchase, you must choose a Policy that uses either the guideline premium/cash value corridor test or the cash value accumulation test. You cannot change the selection of the test to be used after the Policy's issue date.

                  The guideline premium/cash value corridor test restricts the maximum premiums that you may pay into a life insurance policy for a specified death benefit. In addition, the death benefit must not be less than the applicable percentage of the cash surrender value, with the applicable percentage decreasing with age. Illustrative applicable percentages are as follows:

                  o   250% through attained age 40;

                  o   150% at attained age 55;

                  o   120% at attained age 65, and

                  o   100% at attained age 95 and above.

                  o The cash value accumulation test is met if, by the terms of the contract, the cash surrender value of the contract may not at any time exceed the net single premium that would have to be paid at that time to fund future benefits.

                  See also "Tax Matters" at page 22 of this prospectus.

                  CHANGES IN SPECIFIED AMOUNT

                  You may change the specified amount of a Policy by a written request to the Corporate Variable Products Service Center in a form satisfactory to us, subject to the following conditions:

                  o Satisfactory evidence of insurability and a supplemental application may be required to increase the specified amount.

                  o An increase in the specified amount, other than through a change in the death benefit option, will result in an additional 25% premium charge on premium payments attributable to the increase in specified amount up to the increase in target premium received during the 12 months following the increase.

                  o No decrease may reduce the specified amount to less than $50,000, or below the minimum required to maintain the Policy's status as life insurance under the Code.

PREMIUM
PAYMENTS;
TRANSFERS
                  PREMIUM PAYMENTS

                  The Policies provide for flexible premium payments. You select the frequency and amount of premium payments. The initial premium payment is due on the issue date and is payable in advance. The minimum payment is the amount necessary to maintain a positive net accumulation value. We reserve the right to decline any application or premium payment.

                  After the initial premium payment, you must send all premium payments directly to the Corporate Variable Products Service Center. They will be deemed received when they are actually received there.

                  You may increase, decrease, or change the frequency of premium payments.

                  PLANNED PREMIUMS are premium payments scheduled when a Policy is applied for.

                  ADDITIONAL PREMIUMS are any premium payments made ($500 minimum) in addition to planned premiums.

                  NET PREMIUM PAYMENTS are the balance of premium payments remaining after we deduct the premium charge.

                  PREMIUM INCREASES. At any time, you may increase planned premiums or pay additional premiums, but:

                  o We may request evidence of insurability if the additional premium or the new planned premium during the current policy year would increase the difference between the death benefit and the accumulation value. If we request satisfactory evidence of insurability and you do not provide it, we will refund the increase in premium without interest and without participation in any underlying funding options.

                  o The total of all premium payments may not exceed the then-current maximum premium limitations established by federal law for a policy to qualify as life insurance. If, at any time, a premium payment would result in total premium payments exceeding such maximum limitation, we will only accept that portion of the payment that will make total premiums equal to the maximum. We will return, or apply as otherwise agreed, any part of the premium payment in excess of that amount and no further premium payments will be accepted until allowed by the ten-current maximum premium limitations prescribed by law.

                  o If there is any policy indebtedness, we will use any additional net premium payments first as a loan repayment. Any excess will be applied as an additional net premium payment.

                  ALLOCATION OF NET PREMIUM PAYMENTS

                  When you purchase a Policy, you must decide how to allocate net premium payments among the sub-accounts and the Fixed Account. For each sub-account, we convert the net premium payment into "accumulation units". The number of accumulation units credited to the Policy is determined by dividing the net premium payment allocated to the sub-account by the value of the accumulation unit for the sub-account. See "Policy Value -- Accumulation Value; Variable Accumulation Unit Value" at page 17 of this prospectus.

                  During the Right-to-Examine Period, we will allocate the net premium payment to the CIGNA Variable Products Group's Money Market Fund of the Variable Account. Earnings will be credited from the later of the issue date or the date the premium payment was received. We will allocate the net premium payment directly to the sub-account(s) you selected after expiration of the Right-to-Examine Period as described under "Short-Term Right to Cancel the Policy" at page 20 of this prospectus.

                  Unless you direct us otherwise, we will allocate subsequent net premium payments on the same basis as the most recent previous net premium payment as of the next valuation period after each payment is received.

                  You may change the allocation for future net premium payments at any time free of charge, effective for premium payments made more than one week after we receive notice of the new allocation.

                  TRANSFERS

                  You may transfer values ($500 minimum) at any time from one sub-account to another. You may also transfer a portion of one or more sub-accounts to the Fixed Account within 30 days prior to each policy anniversary. The transfers will be effective as of the next valuation day after your request is received by the Corporate Variable Products Service Center in good order. The cumulative amount of transfers from the Fixed Account within any such 30-day period cannot exceed 20% of the Fixed Account value on the most recent policy anniversary. If the Fixed Account value as of any policy anniversary is less than $5,000, however, this condition will not apply. We may further limit transfers from the Fixed Account at any time.

                  Subject to the above restrictions, for any individual policy you own, you may make up to four transfers without charge in any policy year. If you own multiple policies, you may make up to 12 transfers without charge in any policy year provided that: 1) each transfer request applies to all policies you own and 2) each transfer request is identical for all such policies in relation to the sub-accounts affected. Any value remaining in the Fixed Account or a sub-account after a transfer must be at least $500. You must make transfers in writing unless we have previously approved other arrangements. A $25 charge will be imposed for each transfer in excess of the free transfer limit stated above.

                  Overly frequent transfers or an attempt to engage in "market timing" may increase the likelihood that transactions are made at an inopportune time. This could increase costs and may result in lower performance of the underlying funds and are, therefore, discouraged.

                  Any transfer among the funds or to the Fixed Account will result in the crediting and cancellation of accumulation units based on the accumulation unit value next determined after your written request is received at the Corporate Variable Products Service Center. The Corporate Variable Products Service Center must receive transfer requests by 4:00 p.m. Eastern Time in order for them to be effective that day. Any transfer you make that causes the remaining value of the accumulation units for a sub-account to be less than $500 will result in the remaining accumulation units being cancelled and their value reallocated proportionally among the other funding options you chose. You should carefully consider current market conditions and each fund's investment policies and related risks before you allocate money to the sub-accounts. See pages 8-11 of this prospectus.

                  We may, at our sole discretion, waive minimum balance requirements on the sub-accounts.

COST OF INSURANCE CHARGES

We make a monthly deduction from the net accumulation value for the Cost of Insurance and any charges for supplemental riders. The Cost of Insurance compensates us for the anticipated cost of paying death benefits in excess of the accumulation value. It depends on the attained age, years since issue and risk class (in accordance with state law) of the insured, and the current net amount at risk.

We determine the Cost of Insurance by subtracting the accumulation value at the previous monthly anniversary day from the death benefit at the previous monthly anniversary day, and multiplying the result (the net amount at risk) by the applicable Cost of Insurance rate as determined by the Company. We base the Policy's guaranteed maximum Cost of Insurance rates for standard risks, per $1,000 net amount at risk, on the 1980 Commissioners Standard Ordinary Mortality Tables, age nearest birthday.

We deduct these monthly charges proportionately from the value of each funding option. This is accomplished for the sub-accounts by canceling accumulation units and withdrawing the value of the cancelled accumulation units from each funding option in the same proportion as the respective value have to the net accumulation value. The monthly deductions are made on the monthly anniversary day.

THE FIXED
ACCOUNT
                  The Fixed Account is funded by the assets of our General Account. Amounts held in the Fixed Account will be credited with interest at rates we declare from time to time. The minimum rate that will be credited is the lesser of 4% per year or the prevailing 30-day Treasury Bill Rate as of the last day of the preceding calendar month.

                  The Fixed Account is made up of the general assets of the Company other than those allocated to any separate account. The Fixed Account is part of our General Account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (the "1933 Act"), and neither the Fixed Account nor our General Account has been registered under the 1940 Act. Therefore, neither the Fixed Account nor any interest therein is generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, we have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account.

POLICY VALUES
                  ACCUMULATION VALUE

                  Once a Policy has been issued, we credit each net premium payment allocated to a sub-account in the form of accumulation units representing the fund in which assets of that sub-account are invested. We do so at the end of the valuation period in which the premium is received at the Corporate Variable Products Service Center (or portion thereof allocated to a particular sub-account). We determine the number of accumulation units credited by dividing the net premium payment by the value of an accumulation unit next computed after its receipt. Since each sub-account has its own accumulation unit value, a policy owner who has elected a combination of funding options will have accumulation units credited from more than one source.

                  We determine the accumulation value of a Policy by:

                  a) multiplying the total number of accumulation units credited to the Policy for each applicable sub-account by its appropriate current accumulation unit value,
                  b) if a combination of sub-accounts is elected, totaling the resulting values, and
                  c) adding any values attributable to the General Account (i.e., the Fixed Account value and the loan account value).

                  The number of accumulation units we credit to a Policy will not be changed by any subsequent change in the value of an accumulation unit. Such value may vary from valuation period to valuation period to reflect the investment experience of the fund used in a particular sub-account.

                  The Fixed Account value reflects amounts allocated to the Fixed Account through payment of premiums or transfers from the Variable Account. The Fixed Account value is guaranteed; however, there is no assurance that the Variable Account value of the Policy will equal or exceed the net premium payments allocated to the Variable Account.

                  We will tell you at least annually how many accumulation units are credited to the Policy, the current accumulation unit values, and your interest in: (a) the Variable Account value, (b) the Fixed Account value, and (c) the loan account value.

                  Accumulation value will be affected by monthly deductions.

                  VARIABLE ACCUMULATION UNIT VALUE

                  We determine the value of a variable accumulation unit for any valuation period by multiplying that unit's value for the immediately preceding valuation period by the net investment factor for the current period for the appropriate sub-account.

                  We determine the net investment factor separately for each sub-account by dividing (a) by (b) and subtracting (c) from the results, where:

                  (a) Equals the net asset value per share of the fund held
                      in the sub-account at the end of a valuation period.

                      o plus the per share amount of any distribution declared by the fund if the "ex-dividend" date is during the valuation period;
                      o plus or minus taxes or provisions for taxes, if any, attributable to the operation of the sub-account during the valuation period.

                  (b) Equals the net asset value per share of the fund held in the sub-account at the beginning of that valuation period.
                  (c) Equals the daily charges for mortality and expense risk and for administrative expenses, multiplied by the number of days in the valuation period.

                  SURRENDER VALUE
                  The surrender value of a Policy is the amount you can receive in cash by surrendering the Policy. All or part of the surrender value may be applied to one or more of any settlement options that we might make available through a rider attached to the Policy.

SURRENDERS
                  PARTIAL SURRENDERS

                  You can make a partial surrender at any time by writing us at the Corporate Variable Products Service Center during the lifetime of the Insured and while the Policy is in force. We will charge a $25 transaction fee for any partial surrenders. For more information, see the "Additional Information -- Partial Surrenders" section on page 24.

                  FULL SURRENDERS

                  You may make a full surrender at any time. We will pay the surrender value next computed after receiving your written request at the Corporate Variable Products Service Center in a form satisfactory to us. We usually pay any portion derived from the Variable Account within seven days of receipt of your request.

                  DEFERRAL OF PAYMENT AND TRANSFERS

                  We may postpone payment of the surrendered amount from the Variable Account when the New York Stock Exchange is closed and for such other periods as the Commission may require. We may defer payment or transfer from the Fixed Account for a period not greater than six months. If we exercise our right to defer such payments or transfers, interest will be added as required by law.

LAPSE AND
REINSTATEMENT
                  LAPSE OF A POLICY

                  A lapse occurs if a monthly deduction is greater than the net accumulation value and no payment to cover the monthly deduction is made within the grace period. We will send you a lapse notice at least 31 days before the grace period expires.

                  Depending on the investment performance of the funding options, the net accumulation value may be insufficient to keep this Policy in force, particularly if you have taken any loans or made any partial surrenders. In that event, it may be necessary for you to make an additional premium payment.

                  REINSTATEMENT OF A LAPSED POLICY

                  You can apply for reinstatement at any time during the Insured's lifetime. To reinstate a Policy, we require satisfactory evidence of insurability and an amount sufficient to pay for the current monthly deduction plus 12 additional monthly deductions.

POLICY LOANS
                  You may take a loan against the Policy for up to 90% of the then current net accumulation value. A policy loan requires that you complete a loan agreement and assign the Policy to us. For more information on policy loans see the "Additional Information -- Policy Loans" section on page 24.

SETTLEMENT OPTIONS
                  We may pay proceeds in the form of settlement options through the addition of a rider. A settlement option may be selected:

                  o at the beneficiary's election upon the Insured's death, or

                  o   while the Insured is alive, upon your election.

                  You may request, in writing, to elect, change, or revoke a settlement option before payments begin. Your request must in a form satisfactory to us and will take effect upon its receipt at the Corporate Variable Products Service Center. After the first payment, all payments will be made on the first day of each month.

                  Examples of possible settlement options are:

                  o   FIRST OPTION -- Payments for a stated number of years.

                  o SECOND OPTION -- Payments for the lifetime of the payee, guaranteed for a specified number of months.

                  o THIRD OPTION -- Payment of interest annually on the sum left with us at a rate of at least 3% per year, and upon the payee's death the amount on deposit will be paid.

                  o FOURTH OPTION -- Installments of specified amounts payable until the proceeds with any interest thereon are exhausted.

                  o ADDITIONAL OPTIONS -- Policy proceeds may also be settled under any other method of settlement we offer at the time the request is made.

ADDITIONAL INSURANCE BENEFIT
                  We can issue the Policy with an additional insurance benefit as a portion of the total death benefit. The benefit provides annually renewable term insurance on the life of the Insured. We exclude this benefit from the specified amount when calculating the charges and fees for the Policy and when calculating the target premium.

                  We add the cost of the benefit to the monthly deduction. The cost is dependent on the attained age, years since issue, risk class and gender classification. We may adjust the monthly benefit rate from time to time, but the rate will never exceed the guaranteed Cost of Insurance rate for the benefit for that policy year.

                  The benefit allows you to increase the insurance protection under the Policy.

JOINT AND SURVIVORSHIP BENEFIT
                  We can issue the Policy with a joint and survivorship rider. The rider would enable us to issue the Policy on the lives of two Insureds and to pay the death benefit upon the death of the second of two Insureds to die. If you elect to add this benefit to your Policy, you should:

                  o interpret any reference in this prospectus to the "death of the Insured", or "the Insured's death", or similar context as "the death of the second of the two Insureds to die";

                  o interpret any discussions in this prospectus of the features of the Policy allowed "while the Insured is alive", or "during the lifetime of the Insured", or similar context as allowed "while at least one of the Insureds is alive".

                  Other sections of this prospectus that would be affected by the addition of this benefit are:

                  o Incontestability (see Page 21): The Policy or increase must be in force for two (2) years during the lifetime of each Insured.

                  o Misstatement of Age (see Page 21): By reason of the rider the provision relates to either Insured.

                  o Suicide (see Page 21): By reason of the rider the provision relates to either Insured.

                  The cost of the rider is reflected in the monthly Cost of Insurance rates. Those rates are based on the attained age, years since issue, risk class and gender classification of each person insured. We use an actuarial formula that reflects one-alive and both-alive probabilities to determine the Cost of Insurance rates. No other charges and fees for the Policy will change as a result of the addition of the joint and survivorship rider.

OTHER POLICY PROVISIONS

                  ISSUANCE

                  We will only issue a Policy upon receipt of satisfactory evidence of insurability and, generally, only where the Insured is below age 75.

                  SHORT-TERM RIGHT TO CANCEL THE POLICY

                  You may return a Policy for cancellation and a full refund of premium within 10 days after you receive it, unless state law is otherwise. We will hold the initial premium payment made when the Policy is issued in the CIGNA Variable Products Money Market Fund of the Variable Account. We will not allocate it to any other variable sub-accounts, even if you have so directed, until:

                  o the fifteenth day after we mail you the Policy, if the state law Right-to-Examine Period is 10 days after you receive the Policy.

                  o the twenty-fifth day after we mail the Policy to you if the state law Right-to-Examine Period is 20 days, or

                  o the thirty-fifth day after we mail the Policy to you if the state law Right-to-Examine Period is 30 days.

                  If you return the Policy for cancellation in a timely fashion, we will usually pay the refund of premiums, without interest, within seven days of your notice of cancellation. We may delay refund of premiums paid by check until the check clears.

                  POLICY OWNER AND BENEFICIARY

                  The policy owner and beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any. While the Insured is living, all rights in the Policy are vested in the policy owner.

                  If the policy owner is other than the Insured and dies before the Insured, the policy owners rights in the Policy belong to the policy owner's estate.

                  If any beneficiary predeceases the Insured, that beneficiary's interest passes to any surviving beneficiary(ies), unless otherwise provided. We will pay multiple beneficiaries in equal shares, unless otherwise provided. We will pay the death proceeds to the policy owner or the policy owner's executor(s), administrator(s), or assigns if no named beneficiary survives the Insured.

                  CHANGES OF POLICY OWNER OR BENEFICIARY

                  You may name a new policy owner or beneficiary(ies) while the Insured is living by written request on a form satisfactory to us. You must submit the form to the Corporate Variable Products Service Center where we will record it. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action we take before it was recorded. We may require that the Policy be submitted for endorsement before making a change of policy owner.

                  RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

                  You may, within the first two policy years, exchange the Policy for a flexible premium adjustable life insurance policy offered by our Corporate Insurance Department at that time. The benefits for the new policy will not vary with the investment experience of a separate account. You must elect the exchange within 24 months from the Policy's issue date. We will not require evidence of insurability for the exchange.

                  Under the new policy:

                  o The policy owner, the Insured, and the beneficiary will be the same as those under the exchanged Policy on the effective date of the exchange.

                  o The death benefit on the exchange date will not be more than the death benefit of the original Policy immediately prior to the exchange date.

                  o The issue date and issue age will be the same as that of the original Policy.

                  o The initial specified amount and any increases in specified amount will have the same rate class as those of the original Policy.

                  o Any indebtedness on the original Policy will be transferred.

                  INCONTESTABILITY

                  We will not contest payment of the death proceeds based on the initial specified amount after the Policy has been in force, during the Insured's lifetime, for two years from the date of issue. For any increase in specified amount requiring evidence of insurability, we will not contest payment of the death proceeds based on such an increase after it has been in force, during the Insured's lifetime, for two years from its effective date.

                  MISSTATEMENT OF AGE

                  We will adjust the death benefit and accumulation value if the Insured's age has been misstated. The adjustment process will recalculate all such benefits and values to the amount that would have been calculated using the rates that were in effect at the time of each monthly anniversary.

                  SUICIDE

                  If the Insured dies by suicide, while sane or insane, within two years from the issue date, we will pay no more than the sum of the premiums paid, less any indebtedness. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, we will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                  NONPARTICIPATING POLICIES

                  These are nonparticipating Policies on which no dividends are payable. These Policies do not share in our profits or surplus earnings.

ADDITIONAL INFORMATION

                  TAX MATTERS

                  The following discussion is general and is not intended as tax advice. You should consult counsel and other competent advisers for more complete information. This discussion is based on our understanding of federal income tax laws as the Internal Revenue Service currently interprets them. No representation is made as to the likelihood of continuation of these current laws and interpretations.

                  TAXATION OF THE POLICIES

                  For contracts issued after December 31, 1984, section 7702 of the Code provides a definition that must be met in order for the contract to qualify as a life insurance contract for federal tax purposes. Under this section, either a cash value test or a guideline premium/cash value corridor test must be satisfied. For contracts that meet the definition of section 7702, the income credited to the contract is not taxed until it is distributed; and, even then, it is only taxed to the extent that the amount distributed exceeds the investment in the contract. A policy loan is not treated as a distribution for this purpose. In addition, the death proceeds payable upon the death of the insured are excluded from the gross income of the beneficiary under section 101 of the Code. We will test Policies for compliance with section 7702 and retain the right to take whatever action is necessary, including the return of premiums, to ensure that the policies qualify as life insurance contracts. As a result, the federal taxation of a Policy should be the same as described above.

                  A life insurance contract issued on or after June 21, 1988, will become a modified endowment contract if the amount of premiums paid for the contract exceeds limits set out in section 7702A of the Code. Under these rules, a life insurance contract becomes a modified endowment contract if the total premiums paid during the first seven years exceed the amount that would have been paid if the contract provided for paid up benefits after seven level annual premiums. Generally, amounts distributed from a modified endowment contract, including amounts paid out as the result of a full surrender, a partial surrender, or a loan, are taxable to the extent that the cash value of the contract immediately before the distribution exceeds the investment in the contract. A collateral assignment or pledge of a modified endowment contract is also treated as a distribution for this purpose. In addition to the taxation of the distribution, a 10% tax penalty generally applies to the taxable portion of such distribution unless the policy owner is 59 1/2 years old or disabled when the distribution is made. The Policies offered by this prospectus may or may not be issued as modified endowment contracts, depending upon the wishes of the Policy owner. For those Policies that are not issued as modified endowment contracts, we will test them for compliance with section 7702A and retain the right to take whatever action is necessary, including the return of premiums, to ensure that the policies do not become modified endowment contracts.

                  A Policy may also become a modified endowment contract as the result of a reduction in benefits or a material change as defined in section 7702A. Section 7702 also provides that if there is a reduction in benefits during the first 15 years after the life insurance contract is issued and there is a cash distribution as a result of that change, some or all of the distribution may be taxable. Because of these rules, we will monitor any additional premium payments or requested changes in the benefits under a Policy. If a premium payment or requested change would result in the Policy becoming a modified endowment contract or otherwise result in a taxable distribution, we will notify the Policy owner. In such a case, the payment will not be credited to the contract or the change will not be made until we have received verification from the Policy owner that such action should be taken.

                  Because of the limitations of the rules of sections 7702 and 7702A, it may not be advantageous to replace an existing life insurance contract that is not subject to these rules with a Policy described in this prospectus.

                  In addition to meeting the tests required by sections 7702 and 7702A, section 817(h) of the Code requires that the investments of separate accounts, such as the Variable Account, be adequately diversified. Beginning with any period for which a separate account is not adequately diversified, any variable life insurance contracts that are based upon that account are not treated as life insurance contracts for tax purposes.

                  Treasury Regulation 1.817-5 generally provides that a separate account will be considered adequately diversified only if:

                  o no more than 55% of the value of the total assets of the account is represented by any one (1) investment,

                  o no more than 70% of such value is represented by any two (2) investments,

                  o no more than 80% of such value is represented by any three (3) investments, and

                  o no more than 90% of such value is represented by any four (4) investments.

                  U.S. Treasury Securities are not subject to the diversification test for variable life insurance contracts; and, to the extent that separate accounts include such securities, somewhat less stringent requirements apply. We will monitor the investments in the variable account in order to ensure that it remains adequately diversified.

                  The following may have adverse tax consequences:

                  o A total surrender or termination of the Policy by lapse;

                  o   A reduction in benefits;

                  o   A change in the specified amount;

                  o   Payment of additional premiums;

                  o   A policy loan;

                  o   A change in death benefit option;

                  o   A 1035 exchange;

                  o   The exchange of a Policy for a fixed-benefit policy;
                      or

                  o   The collateral assignment or pledge of a Policy.

                  If the amount received by the policy owner upon surrender or termination plus total policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

                  Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policy owner or beneficiary.

                  TAXATION OF THE COMPANY

                  We are taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income on the assets of the Variable Account are reinvested and taken into account in determining the value of accumulation units.

                  We do not expect to incur any federal income tax liability that would be chargeable directly to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, we determine that on a separate company basis such taxes may be incurred, we reserve the right to assess a charge for such taxes against the Variable Account.

                  We may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

                  PARTIAL SURRENDERS

                  You may make a partial surrender at any time while the Policy is in force and during the lifetime of the Insured. The request must be in writing and you will be charged a $25 transaction fee. The amount of a partial surrender may not exceed 90% of the net accumulation value at the end of the valuation period in which the election becomes or would become effective. A partial surrender may not be less than $500.

                  o   Option B and C Policies (see "Death Benefit"):

                  A partial surrender will reduce the accumulation value, death benefit and specified amount. The specified amount and accumulation value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

                  o   For an Option A Policy (see "Death Benefit"):

                  A partial surrender will reduce the accumulation value and the death benefit, but it will not reduce the specified amount.

                  We will not allow the specified amount remaining in force after a partial surrender to be less than $50,000. We will not grant any request for a partial surrender that would reduce the specified amount below this amount. In addition, if, following the partial surrender and the corresponding decrease in the specified amount, the Policy would not comply with the maximum premium limitations required by federal tax law, we may limit the decrease to the extent necessary to meet the federal tax law requirements.

                  If, at the time of a partial surrender, the net accumulation value is attributable to more than one funding option, we will deduct the $25 transaction charge from the amount paid from the values in each funding option, unless we agree otherwise with you.

                  POLICY LOANS

                  A policy loan requires that a loan agreement be executed and that the Policy be assigned to us. The loan may be for any amount up to 90% of the then current net accumulation value. The amount of a loan, together with subsequent accrued but not paid interest on the loan, becomes part of the "loan account value" (i.e. an amount equal to the sum of all unpaid Policy loans and loan interest). If Policy values are held in more than one funding option, withdrawals from each option will be made in proportion to the assets in each option at the time of the loan for transfer to the loan account, unless you instruct us otherwise, in writing, at the Corporate Variable Products Service Center.

                  Interest on loans will accrue at an annual rate of 5%, and net loan interest (interest charged less interest credited as described below) is payable once a year in arrears on each anniversary of the loan, or earlier upon full surrender or other payment of proceeds of a Policy. Any interest not paid when due becomes part of the loan and we will withdraw net interest proportionately from the values in each funding option.

                  We will credit interest on the loan account value. Our current practice is to credit interest at an annual rate equal to the interest rate charged on the loan minus:

                  o .95% (guaranteed not to exceed 1.2%) during first ten policy years,

                  o .45% (guaranteed not to exceed 1.2%) during policy years 11-15, and

                  o .15% (guaranteed not to exceed 1.2%) annually thereafter.

                  In no case will the annual credited interest rate be less than 3.8%.

                  We will allocate repayments on the loan among the funding options according to current net premium payment allocations. However, we maintain the right to require that amounts loaned from the Fixed Account be allocated to the Fixed Account upon repayment. We will reduce the loan account value by the amount of any loan repayment.

                  A policy loan, whether or not repaid, will affect:

                  o   The proceeds payable upon the Insured's death, and

                  o   The accumulation value.

                  This is because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the accumulation value. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable, depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding.

                  DIRECTORS AND OFFICERS OF THE COMPANY

                  The following persons are our Directors and Principal Officers. The address of each is 280 Trumbull Street, Hartford, CT 06103. We or our affiliates have employed each for more than five years except for Ms. O'Brien, Mr. Welch, Mr. Marks, Mr. Storrer and Ms. Cooper.

                  o Prior to April 2002, Ms. O'Brien was President and Chief Executive Officer of Catholic Healthcare West
                  o Prior to May 2002, Mr. Welch was Chairman of the Board and Chief Executive Officer of National Life Insurance Company
                  o Prior to October 2002, Mr. Marks was President and Chief Investment Officer of Allianz of America, Inc.
                  o Prior to May 2001, Mr. Storrer was Vice President of Liberty Mutual.
                  o Prior to January 1999, Ms. Cooper was an Associate Attorney with Robinson, Donovan, Madden & Barry, P.C.

                                                                                POSITIONS AND OFFICES
                                    NAME                                           WITH THE COMPANY
                  ---------------------------------------         ---------------------------------------------------
                  Patrick E. Welch                                President, Director and Chairman of the Board
                                                                  (Principal Executive Officer)
                  Michael J. Stephan                              Vice President
                                                                  (Principal Accounting Officer)
                  James Yablecki                                  Assistant Vice President and Actuary
                                                                  (Principal Financial Officer)
                  David M. Cordani                                Director and Senior Vice President
                                                                  (Chief Financial Officer)
                  Susan L. Cooper                                 Corporate Secretary
                  Terrence G. Dillon                              Secretary
                  Harold W. Albert                                Director
                  John Cannon, III                                Director, Senior Vice President,
                                                                  and Chief Counsel
                  Carol M. Olsen                                  Director and Senior Vice President
                  Scott A. Storrer                                Director and Senior Vice President
                  Richard H. Forde                                Director and Senior Vice President
                  Mary E. O'Brien                                 Director and Senior Vice President
                  Bach Mai T. Thai                                Vice President and Treasurer
                  W. Allen Schaffer, M.D.                         Director and Senior Vice President
                  Jean H. Walker                                  Director, Senior Vice President,
                                                                  and Actuary
                  David Marks                                     Director and Senior Vice President

                  DISTRIBUTION OF POLICIES

                  Licensed insurance agents will sell the Policies in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD). We will distribute the Policies through our principal underwriter, CIGNA Financial Services, Inc. ("CFS"), whose address is 280 Trumbull Street, Hartford, Connecticut. CFS is a Delaware corporation organized in 1995.

                  Gross commissions paid by us on the sale of Policies will not exceed:

                  o First Policy Year: 40% of target premium, plus 3% of any premium payment in excess of target premium..

                  o Renewal: 3% of premium payments, plus 25% of any increase in target premium.

                  In addition, in New York and New Jersey we will pay annual renewal compensation of up to .10% of net accumulation value beginning in the second policy year.

                  CHANGES OF INVESTMENT POLICY

                  We may materially change the investment policy of the Variable Account. We must inform you and obtain all necessary regulatory approvals. We must submit any change to the various state insurance departments, which may disapprove it if deemed detrimental to the policy owners' interests or if it renders our operations hazardous to the public. If a policy owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. You must take this conversion by the later of:

                  o 60 days (6 months in Pennsylvania) from the date of the investment policy change, or

                  o 60 days (6 months in Pennsylvania) from the date you are informed of such change.

                  We will not require evidence of insurability for this conversion.

                  The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

                  OTHER CONTRACTS ISSUED BY THE COMPANY

                  We presently and will, from time to time, offer other variable life insurance policies and variable annuity contracts with benefits which vary in accordance with the investment experience of a separate account of the Company.

                  STATE REGULATION

                  We are subject to the laws of Connecticut governing insurance companies and to regulation by the Connecticut Insurance Department. We file an annual statement in a prescribed form with the Insurance Department each year covering our operation for the preceding year and our financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Connecticut Insurance Department. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                  REPORTS TO POLICY OWNERS
                  We maintain Policy records and will mail to each policy owner, at the last known address of record, an annual statement showing the amount of the current death benefit, the accumulation value, the surrender value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each sub-account, and any loan account value.

                  We will also send you annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the funds to the extent required by the 1940 Act.

                  In addition, we will send you statements of significant transactions, such as changes in specified amount, changes in death benefit option, changes in future premium allocation, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement, and termination.

                  ADVERTISING
                  The Company is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect our financial strength or claims-paying ability.

                  The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals, or other parties that recommend the Company or the Policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                  LEGAL PROCEEDINGS
                  Connecticut General and/or its affiliates and several health care industry competitors were named as defendants in federal and state purported class action lawsuits. A Florida federal court has certified a class of health care providers who allege violations under the Racketeer Influenced and Corrupt Organizations Act and ERISA. Connecticut General and the other defendants have appealed that decision. The Florida federal court denied class certification to health plan subscribers, and the plaintiffs have not filed an appeal of that decision.

                  An Illinois state court certified a class action lawsuit against CIGNA by health care providers alleging breach of contract and seeking increased reimbursements. This state claim was removed to federal court in Illinois, where a settlement agreement between the parties was filed on November 26, 2002. If approved, the agreement will encompass most of the claims brought on behalf of health care providers asserted in other state and federal jurisdictions. On February 21, 2003, the Judicial Panel for Multidistrict Litigation ordered the Illinois case to be transferred to the Florida federal court, which will decide whether the settlement should be approved. In connection with this matter, Connecticut General recognized a charge of $43 million after-tax ($66 million pre-tax) in the fourth quarter of 2002 for expected costs associated with health care provider class action litigation. As this matter has not been resolved, adjustments to this amount in future periods are possible.

                  The U.S. Attorney's Office for the Eastern District of Pennsylvania is investigating compliance with federal laws in connection with pharmaceutical companies' marketing practices and their impact on prices paid by the government to pharmaceutical companies for products under federal health programs. As part of this investigation, Connecticut General is responding to subpoenas concerning contractual relationships between pharmaceutical companies and Connecticut General's health care operations.

                  Connecticut General is routinely involved in numerous lawsuits and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. Connecticut General believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to Connecticut General's consolidated results of operations, liquidity or financial condition.

                  EXPERTS
                  Legal matters in connection with the Policies described in this prospectus are being passed upon by Mark A. Parsons, Esq., Chief Counsel, CIGNA Retirement & Investment Services, 280 Trumbull Street, Hartford, CT 06103, in the opinion filed as an exhibit to the Registration Statement given on his authority as an expert in these matters.

                  REGISTRATION STATEMENT
                  We have filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered by way of this prospectus. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of terms thereof, reference is made to such instruments as filed.

                  FINANCIAL STATEMENTS
                  The consolidated balance sheets of the Company and its subsidiaries as of December 31, 2002 and 2001 and related consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2002, 2001, and 2000 may be found in the Statement of Additional Information. They should be considered only as bearing upon the ability of the Company to meet our obligations under the Policies.

                  The Statement of Assets and Liabilities of the Variable Account at December 31, 2002 and related Statements of Operations for the period ended December 31, 2002, 2001, and 2000 and Statements of Changes in Net Assets for the period ended December 31, 2002, 2001, and 2000 may also be found in the Statement of Additional Information. The Variable Account commenced operations on December 24, 1996.

TECHNICAL TERMS

ACCUMULATION UNIT: A unit of measure used to calculate the value of a sub-account.

ACCUMULATION VALUE: The sum of your interest in the Fixed Account value (see page 17), your interest in the Variable Account value (see page 7), and the loan account value.

CORRIDOR DEATH BENEFIT: The death benefit calculated as a percentage of the accumulation value, rather than by reference to the specified amount, to satisfy the Internal Revenue Service definition of "life insurance".

GRACE PERIOD: The 61-day period following a monthly anniversary day on which a Policy's net accumulation value is insufficient to cover the current monthly deduction. We will send a notice at least 31 days before the end of the grace period that the Policy will lapse without value unless we receive a sufficient payment (described in the notification letter).

MONTHLY ANNIVERSARY DAY: The day of the month, as shown in the Policy Specifications, when we make the monthly deduction; or, if that day is not a valuation day or is nonexistent for that month, the next valuation day.

NET ACCUMULATION VALUE:  The accumulation value less the loan account value.

SPECIFIED AMOUNT: The amount you choose which is used in determination of the death benefit and which you may increase or decrease as described in this prospectus. We exclude the additional insurance benefit from the specified amount when calculating charges and fees for the Policy and when calculating the target premium.

TARGET PREMIUM: The amount of premium on which we pay full commissions and deduct a higher premium charge. This amount is specified on the Policy Specifications page and varies based on the Insured's issue age, sex and specified amount and, if applicable, underwriting class. The premium charge applied to the premiums paid in the first ten policy years is higher on premium paid up to target premium and lower on premium paid above target premium.

VALUATION DAY: Every day on which accumulation units are valued. This will include any day on which the New York Stock Exchange is open, but not any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission, so that valuation or disposal of securities is not practicable.

VALUATION PERIOD: The period of time beginning on the day following the valuation day and ending on the next valuation day. A valuation period may be more than one day in length.

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                                                                          30

A Statement of Additional Information is available from us without charge upon your request. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in those registration statements and the exhibits thereto. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549-0102. Please call the SEC at 202-942-8090 for further information. You may inspect and copy those registration statements and exhibits thereto at the SEC's public reference facilities at the above address, Room 1024, and at the SEC's Regional Offices, The Woolworth Building, 233 Broadway, New York, NY and 175 W. Jackson Boulevard, Suite 900, Chicago, IL. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE To the extent and only to the extent that any statement in a document incorporated by reference into this Prospectus is modified or superseded by a statement in this Prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Prospectus. The Annual Report on Form 10-K for the year ended December 31, 2001 previously filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus. We will furnish you without charge a copy of any or all of the documents incorporated by reference in this Prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request.

HOW TO CONTACT US You can contact us by: calling our Corporate Variable Products Service Team toll free 1-800-932-0342 ext 24100 during our normal business hours, 8:00 a.m. EST to 5:00 p.m. EST, Monday through Friday or writing to us via regular mail at CIGNA, Corporate Variable Products Service Team, P.O. Box 2800, H141, Hartford, Connecticut 06104 OR for express mail CIGNA, Corporate Variable Products Service Team, 280 Trumbull Street, H14A, Hartford, Connecticut 06103. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

CG CORPORATE INSURANCE VARIABLE LIFE SEPARATE ACCOUNT 02         [Cigna logo]

    HOME OFFICE LOCATION:            MAILING ADDRESS:
    900 COTTAGE GROVE ROAD           CIGNA
    BLOOMFIELD, CONNECTICUT 06152    CORPORATE VARIABLE PRODUCTS SERVICE CENTER
                                     P.O. BOX 2975, ROUTING H14A
                                     HARTFORD, CT 06104
                                     (860) 534-4100
-------------------------------------------------------------------------------
        THE CORPORATE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY II
-------------------------------------------------------------------------------
     This prospectus describes a flexible premium variable life insurance contract (the "Policy") offered by Connecticut General Life Insurance Company (the "Company", "we, us our/ours"). The primary purpose of the Policy is to provide life insurance protection. It is not similar to, nor should it be compared to, a systematic investment plan of a mutual fund. The Policy is not suitable as a short-term savings vehicle.

     Policy values and, in some cases, the death benefit, varies with the investment performance of the funding options you, the purchaser, select. You assume certain risks by investing in these Policies, including the risk of losing money. THIS POLICY OR CERTAIN OF ITS INVESTMENT OPTIONS MAY NOT BE AVAILABLE IN ALL JURISDICTIONS. VARIOUS RIGHTS AND BENEFITS MAY DIFFER BETWEEN JURISDICTIONS TO MEET APPLICABLE LAW AND/OR REGULATIONS.

     Corporations and other sponsoring groups purchasing these Policies may use them in executive benefit plans or to finance certain deferred compensation plans and post-retirement benefit programs.

     You may choose among the following mutual funds as underlying funding options:

THE ALGER AMERICAN FUND                                         JANUS ASPEN SERIES
Alger American MidCap Growth Portfolio - Class O Shares         Balanced Portfolio
Alger American Growth Portfolio - Class O Shares                Worldwide Growth Portfolio

CIGNA VARIABLE PRODUCTS GROUP                                   MFS(R) VARIABLE INSURANCE TRUST(SM)
TimesSquare VP Money Market Fund                                MFS Emerging Growth Series
TimesSquare VP Core Plus Bond Fund                              MFS Total Return Series
TimesSquare VP S&P 500 Index Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST            PIMCO ADVISORS VIT
Templeton Foreign Securities Fund-Class 1                       OpCap Small Cap Portfolio

                                                                PIMCO VARIABLE INSURANCE TRUST
                                                                High Yield Portfolio

FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND                    SCUDDER INVESTMENTS VIT FUNDS
VIP Equity-Income Portfolio                                     Scudder EAFE(R) Equity Index Fund
                                                                Scudder Small Cap Index Fund
GOLDMAN SACHS VARIABLE INSURANCE TRUST
Mid Cap Value Fund                                              VANGUARD(R) VARIABLE INSURANCE FUND
                                                                Small Company Growth Portfolio

     The Policy's Fixed Account credits interest to Policy values held in that account. We guarantee the amounts in the Fixed Account and payment of certain interest. Page 17 contains additional information on the Fixed Account.

     It may not be in your best interest to replace existing insurance with this Policy. Please read this prospectus, and the underlying mutual funds' prospectuses, to understand the Policy and the risks associated with each of the underlying mutual funds.
                   KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.
           THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
          DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS
       ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.
                          PROSPECTUS DATED: MAY 1, 2003

                     (THIS PAGE IS INTENTIONALLY LEFT BLANK)

                                              TABLE OF CONTENTS


                                          PAGE                                                         PAGE
                                          ----                                                         ----

Risk/Benefit Summary........................ 3                 Reinstatement of a Lapsed Policy..........19
Annual Underlying Mutual Fund Expenses...... 5           Policy Loans....................................19
Highlights.................................. 5           Settlement Options..............................19
      Initial Choices....................... 5           Additional Insurance Benefit....................19
      Reductions............................ 6           Joint and Survivorship Benefit..................19
      Refunds............................... 6           Other Policy Provisions.........................20
The Company................................. 7                 Issuance..................................20
The Variable Account........................ 7                 Short-Term Right to Cancel the Policy.....20
      General............................... 7                 Policy Owner and Beneficiary..............20
      Substitution of Securities............ 7                 Changes of Policy Owner or Beneficiary....21
      Voting Rights......................... 7                 Right to Exchange for a Fixed Benefit
      Fund Participation Agreements......... 8                       Policy..............................21
The Funds................................... 9                 Incontestability..........................21
Death Benefit...............................13                 Misstatement of Age.......................21
      Death Benefit Options.................13                 Suicide...................................21
      Changes in Death Benefit Option.......13                 Nonparticipating Policies.................21
      Payment of Death Benefit..............14           Additional Information..........................22
      Life Insurance Qualification Test.....14                 Tax Matters...............................22
      Changes in Specified Amount...........14                 Taxation of the Policies..................22
Premium Payments; Transfers.................15                 Taxation of the Company...................23
      Premium Payments......................15                 Partial Surrenders........................24
      Allocation of Net Premium Payments....15                 Policy Loans..............................24
      Transfers.............................16                 Directors and Officers of the Company.....25
Cost of Insurance Charges...................16                 Distribution of Policies..................26
The Fixed Account...........................17                 Changes of Investment Policy..............26
Policy Values...............................17                 Other Contracts Issued by the Company.....26
      Accumulation Value....................17                 State Regulation..........................26
      Variable Accumulation Unit Value......17                 Reports to Policy Owners..................27
      Surrender Value.......................18                 Advertising...............................27
Surrenders..................................18                 Legal Proceedings.........................27
      Partial Surrenders....................18                 Experts...................................28
      Full Surrenders.......................18                 Registration Statement....................28
      Deferral of Payment and Transfers.....18                 Financial Statements......................28
Lapse and Reinstatement.....................18
      Lapse of a Policy.....................18

  You will find certain technical terms defined on page 29 of this Prospectus.

RISK/BENEFIT SUMMARY: BENEFITS AND RISKS

The primary purpose of this Policy is to provide life insurance protection on the life of one individual or, if a joint and survivor option is elected, two individuals (joint and survivor - see page 19). Corporations and other sponsoring groups which buy Policies may use them in executive benefit plans or to finance certain deferred compensation plans and post-retirement benefit programs.

Policy values and, in some cases, the death benefit, vary with the investment performance of the funding options you, the purchaser, select. The funding options currently include the Company's Fixed Account and mutual funds with widely varying investment objectives and practices (see page 9). You may reallocate Policy values among the mutual fund from time to time. A comprehensive discussion of the risks of each of those mutual funds may be found in that fund's prospectus. Policy values based on the mutual funds' performance may rise or fall. You bear the risk of poor investment performance, and may lose money. If Policy values become less than the next monthly deduction for the cost of insurance, your Policy will lapse unless an additional premium is paid.

You do have the right under the Policy to take loans using the Policy values as collateral, or to withdraw Policy values in part or in full. However, a partial withdrawal of Policy values may not exceed may not exceed 90% of the Policy's net accumulation value. So long as the Policy remains a "life insurance contract" for federal tax purposes under one of two tests you select when the Policy is issued, you may make premium payments in the amounts and at times you choose. You must select one of three death benefit options offered: a varying death benefit; a level death benefit; or a level plus return of premium death benefit (see page 13). You may change your selection at a later time.

This Policy is not suitable as a short-term investment vehicle. Our administrative and sales charges at Policy issuance and from premium payments are less readily recovered in the short term. This Policy is also unlike, and should not be compared to, systematic investment plans of mutual funds. We make daily charges for our mortality and expense risks to cover possible decreasing life expectancy and unexpected increases in our administrative costs. We also charge monthly for the "cost of insurance" - the risk that an insured will die and a death benefit will be paid. These charges and benefits do not apply to direct mutual fund investments.

Your Policy may become a modified endowment contract under federal tax law under certain circumstances. If these circumstances were to occur, loans and other pre-death distributions are includable in your gross income on an income first basis, and you may be subject to a 10% penalty (unless you have attained age 59 1/2). There could be significant adverse tax consequences if the policy should lapse or be surrendered when there are loans outstanding. You should consult with a tax adviser before taking steps that may affect whether your policy becomes a modified endowment policy. (see page 23)

RISK/BENEFIT SUMMARY: FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value among investment options.

----------------------------------------------------------------------------------------------------------------------------
                                                     TRANSACTION FEES
----------------------------------------------------------------------------------------------------------------------------
               CHARGE                                          AMOUNT DEDUCTED                             WHEN CHARGE IS
                                                                                                              DEDUCTED
----------------------------------------------------------------------------------------------------------------------------
Maximum Sales Charge Imposed on        6.5% for sales expenses, premium tax and other tax liabilities    From each premium
Premiums (Load)                                                                                          payment
                                       In addition,

                                       o  45% from each premium payment, up to the target premium, in the first policy year
                                       o  12% from each premium payment, up to the target premium, in policy years 2-10

                                       For increases in specified amount, other than through a
                                       change in the death benefit option, we deduct an additional
                                       25% of the premium payment(s) attributable to the increase in specified amount up to the increase in target premium, during the first 12 months after the increase.
----------------------------------------------------------------------------------------------------------------------------
Administrative Expense Fee             $175                                                              At Issue
----------------------------------------------------------------------------------------------------------------------------
Surrender Fees                         The lesser of $25 or 2% of the Accumulation Value                 For each partial
                                                                                                         surrender
----------------------------------------------------------------------------------------------------------------------------
Transfer fees                          $25                                                               For fund transfers
                                                                                                         in excess of the
                                                                                                         free transfer
                                                                                                         limit described in
                                                                                                         the "Transfers"
                                                                                                         section of this
                                                                                                         Prospectus.
----------------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio company fees and expenses

----------------------------------------------------------------------------------------------------------------------------
                                PERIODIC CHARGES OTHER THAN SUB-ACCOUNT OPERATING EXPENSES
----------------------------------------------------------------------------------------------------------------------------
                   CHARGE                                 AMOUNT DEDUCTED/DESCRIPTION OF COST               WHEN CHARGE IS
                                                                                                               DEDUCTED
----------------------------------------------------------------------------------------------------------------------------
Cost of Insurance (1)
----------------------------------------------------------------------------------------------------------------------------
         Minimum and Maximum                   $0.03 - 1.00                                                Monthly
         Charge per $1,000 Net
         Amount at Risk
----------------------------------------------------------------------------------------------------------------------------
         Charge for a 50 Year Old Male         $0.09                                                       Monthly
         Non-smoker Insured per $1,000
         Net Amount at Risk
----------------------------------------------------------------------------------------------------------------------------
Maintenance Fee                                $8                                                          Monthly
----------------------------------------------------------------------------------------------------------------------------
Administrative Fees (2)                        Each day, 1/365 of the annual rate.  The maximum annual     Daily
                                               rate is .30% of the average daily Policy values.
----------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Fees (3)                 Each day, 1/365 of the annual rate.  The maximum annual     Daily
                                               rate is .90% of the average daily Policy values.
----------------------------------------------------------------------------------------------------------------------------
Net Loan Interest Rate                         1.2% per year                                               Each Policy
                                                                                                           Anniversary
                                                                                                           when a Policy
                                                                                                           loan is
                                                                                                           outstanding
----------------------------------------------------------------------------------------------------------------------------

1. Actual cost of insurance charges vary based upon the individual characteristics of the insured. The cost of insurance charge shown in the table may not be representative of the charge you will pay. Please contact our Corporate Variable Products Service Center to obtain more information about the cost of insurance charge that would apply to you.
2. The current annual rate is .10% of the average daily Policy values.
3. The current annual rate is .55% of the Policy values during policy years 1-15 and .15% of the Policy values thereafter.

                                                                             4

ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES

The following table describes the underlying mutual fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds. More detail concerning each underlying mutual fund's fees and expenses is contained in the prospectus for each underlying mutual fund.

                                                                  Minimum                             Maximum
                                                                  -------                             -------
Total Annual Underlying Mutual Fund Operating Expenses             .25 %                --             .97%

HIGHLIGHTS
                              This section is an overview of key Policy features. Regulations in your state may vary the provisions of your own Policy.

INITIAL CHOICES               When purchasing a Policy, you have four important choices to make:
TO BE MADE                    1)  Selecting one of the three death benefit options;
                              2)  Selecting the amount of premium payments to make;
                              3)  Selecting how net premium payments will be allocated among the available funding options; and
                              4)  Selecting the life insurance qualification method to be used. (See page 14.)

LEVEL OR VARYING              The death benefit is the amount we pay to the beneficiary(ies) when the Insured dies.
DEATH BENEFIT                 Before we pay the death benefit, we subtract any outstanding loan account balances or outstanding amounts due.  We calculate the death benefit payable as of the date on which the Insured died.

                              When you purchase your Policy, you must choose one of three death benefit options:

                              1)  Option A -- a varying death benefit equal to the greater of:
                                      a) the specified amount plus the accumulation value; or
                                      b) the corridor death benefit.

                              2)  Option B -- a level death benefit equal to the greater of:
                                      a) the specified amount; or
                                      b) the corridor death benefit.

                              3)  Option C -- a "return of premium" death benefit equal to the greater of:
                                      a) the specified amount plus the sum of the premiums paid; or
                                      b) the corridor death benefit.

AMOUNT OF                     When you apply for your Policy, you must decide how much premium to pay. You may
PREMIUM PAYMENT               change premium payments within the limits described on page 15.  However, your
                              Policy might lapse if you don't pay enough premium to maintain a positive net accumulation value. If your Policy lapses because your monthly deduction is larger than the net accumulation value, you may reinstate your Policy. (See page 18.)

                                                                             5




SELECTION OF                  You must choose the fund(s) in which you want to place your net premium payment(s).
FUNDING VEHICLE(S)            For each fund, we maintain a separate sub-account which invests in shares of that fund. These fund sub-accounts make up the Variable Account (see page 7). A variable sub-account is not guaranteed and will increase or decrease in value according to the particular fund's investment performance. (See pages 17 and 18.) You may also choose to place part or all of your net premium payment(s) into the Fixed Account.

                              Your initial premium payment will be deposited in the CIGNA Variable Products Group's
                              Money Market Fund during the Right-to-Examine Period as described in "Short-Term
                              Right to Cancel the Policy". (See page 20.)

REDUCTIONS AND REFUNDS
---------------------------------------------------------------------------------------------------------------------
REDUCTION OF                   Corporations or other groups or sponsoring organizations may buy Policies
CHARGES                        on a case  basis.  We may  reduce  premium charges or any other charges where we expect that the amount or nature of the case will result in savings of sales, underwriting, administrative or other costs.
                               Eligibility for and the amount of reduction will be determined by a number of factors, including:

                               o Number of lives to be insured;
                               o Total premium(s) expected to be paid;
                               o Total assets you have under our management;
                               o The nature of the relationship among the insured individuals;
                               o The purpose for which the Policies are being purchased;
                               o Expected persistency of the Policies as a whole; and
                               o Any other circumstances we believe relevant to the expected reduction of our expenses.

                               Some reductions may be guaranteed. Other reductions may be subject to withdrawal or modification by us on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policy owners.

---------------------------------------------------------------------------------------------------------------------
REFUND OF PORTION OF
PREMIUM CHARGES                Surrenders during the first three policy years will qualify for a refund of a portion of the premium charges.

                               --------------------------------------------------------------------------------------
                                         SURRENDER
                                          DURING                                 CREDIT
                               --------------------------------------------------------------------------------------
                                                             100% of all premium charges previously deducted
                               First Policy Year:            in excess of 3.5% of all premiums paid.

                               --------------------------------------------------------------------------------------
                                                             50% of all premium charges previously deducted
                               Second Policy Year:           in excess of 3.5% of all premiums paid.

                               --------------------------------------------------------------------------------------
                                                             33% of all premium charges previously deducted
                               Third Policy Year:            in excess of 3.5% of all  premiums paid.

---------------------------------------------------------------------------------------------------------------------

THE COMPANY

                  The Company is a Connecticut life insurance company incorporated in 1865, located at 900 Cottage Grove Road, Hartford, Connecticut. Wholly owned by Connecticut General Corporation and, in turn, by CIGNA Holdings, Inc. and CIGNA Corporation, it is licensed to do business in all states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands.

                  The Company's Home Office mailing address is CIGNA, H14A, P.O. Box 2975, Hartford, Connecticut 06104. The telephone number is 860-534-4100.

THE VARIABLE
ACCOUNT
                  CG Corporate Insurance Variable Life Separate Account 02 ("Variable Account") is a "separate account" of the Company established pursuant to a February 23, 1996 resolution of our Board of Directors.

                  Under Connecticut law, the assets of the Variable Account attributable to the policies, though our property, are not chargeable with liabilities of any other business of the Company and are available first to satisfy our obligations under the Policies. The Variable Account income, gains, and losses are credited to or charged against the Variable Account without regard to our other income, gains, or losses. We do not guarantee the Variable Account's values and investment performance. All distributions made by the funds with respect to the shares held by the Variable Account will be reinvested in additional shares at net asset value.

                  The Variable Account is divided into sub-accounts, each of which is invested solely in the shares of one of the funds. On each valuation day, net premium payments allocated to the Variable Account will be invested in fund shares at net assets value, and monies necessary to pay for deductions, charges, transfers, and surrenders from the Variable Account are raised by selling shares of funds at net issue value.

                  The Variable Account is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve Commission supervision of the Variable Account or our management, investment practices, or policies.

                  We have other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                  GENERAL

                  We can give you no assurance that the investment objective of any of the funds will be met. You will bear the complete investment risk for accumulation values allocated to a sub-account. Inherent investment risk varies significantly among the sub-accounts, but is present in each. You should read each fund's prospectus carefully and understand the funds' relative degrees of risk before making or changing investment choices. We impose some terms and conditions limiting such choices.

                  SUBSTITUTION OF SECURITIES

                  If the shares of any fund should no longer be available to the Variable Account or if, in our judgment, further investment in such shares should become inappropriate in view of the investment objectives of the Policies, we may substitute shares of another fund. We will make no substitution of securities in any sub-account without prior approval of the Commission and under such requirements as it may impose.

                  VOTING RIGHTS

                  We will vote the shares of each fund held in the Variable Account at special meetings of the shareholders of the particular Trust. We will follow written instructions received from persons having the voting interest in the Variable Account. We will vote the shares for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions. The Trusts do not hold regular meetings of shareholders.

                  The number of shares that you have a right to vote will be determined as of a date chosen by the appropriate Trust but not more than sixty (60) days prior to the meeting of that Trust. We will solicit voting instructions by written communication at least fourteen (14) days prior to the meeting.

                  Each fund's shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through our separate accounts and the separate accounts of other life insurance companies and, in some cases, qualified plans. The Trusts' managements do not see any disadvantage to you arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products, and with both ours and other life insurance companies' separate accounts. Nevertheless, the Trusts' boards intend to monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, they should take in response. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices.

                  FUND PARTICIPATION AGREEMENTS

                  We have entered into agreements with various Trusts and their advisers or distributors. Under these agreements, we make the funds available under the policies and perform certain administrative services. In some cases, the advisers or distributors may compensate us for these services.

THE FUNDS
Each of the seventeen sub-accounts of the Variable Account currently offered under the Policies is invested solely in the shares of one of the seventeen funds now available as funding vehicles under the Policies. Each fund has a different investment objective. Each of the funds is a series of (Continued on Page 10.)

--------------------------------------------------------------------------------------------------------------
  Trusts, Investment Advisers, and Distributors               Funds Available under the Policies

--------------------------------------------------------------------------------------------------------------
Alger American Fund ("Alger Trust")                 Alger American MidCap Growth Portfolio - Class O Shares

Managed by:
    Fred Alger Management, Inc.                     Alger American Growth Portfolio - Class O Shares
    111 Fifth Avenue, 2nd Floor
    New York, NY 10003

Distributed by:
    Fred Alger & Company, Incorporated
    30 Montgomery Street
    Jersey City, NJ 07302

--------------------------------------------------------------------------------------------------------------
CIGNA Variable Products Group ("CIGNA Group")       TimesSquare VP Money Market Fund

Managed by:
    TimesSquare Capital Management, Inc.            TimesSquare VP Core Plus Bond Fund
    280 Trumbull Street
    Hartford, CT 06103
                                                    TimesSquare VP S&P 500 Index(R) Fund
Distributed by:
    CIGNA Financial Services, Inc.
    280 Trumbull Street
    Hartford, CT 06103

--------------------------------------------------------------------------------------------------------------
Scudder Investments VIT Funds                       Scudder VIT EAFE(R) Equity Index Fund
("Scudder VIT")
Managed by:
    Deutsche Asset Management, Inc.                 Scudder VIT Small Cap Index Fund
    345 Park Avenue
    New York, NY 10154
Distributed by:
    PFPC Distributors, Inc.
    760 Moore Road
    King of Prussia, PA 19406
--------------------------------------------------------------------------------------------------------------
Fidelity(R) Variable Insurance Products Fund        Fidelity VIP Equity-Income Portfolio
("Fidelity VIP")
Managed by:
    Fidelity Management & Research Company
    82 Devonshire Street
    Boston, MA 02109
Distributed by:
    Fidelity Distributors Corporation
    82 Devonshire Street
    Boston, MA 02109
--------------------------------------------------------------------------------------------------------------
Goldman Sachs Variable Insurance Trust              Mid Cap Value Fund
Managed by:
    Goldman Sachs Asset Management, L.P.
    32 Old Slip
    New York, NY 10005
Distributed by:
    Goldman, Sachs & Co.
    85 Broad Street
    New York, NY 10004
--------------------------------------------------------------------------------------------------------------

one of nine entities, all Massachusetts or Delaware business trusts. Each such entity is registered as a series of an open-end management investment company under the 1940 Act. These entities are collectively referred to in this prospectus as the "Trusts".

-------------------------------------------------------------------------------
              Brief Description of Each Fund's Investment Objective

-------------------------------------------------------------------------------

(MID CAP STOCKS) Seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

(LARGE CAP STOCKS) Seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources, and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

-------------------------------------------------------------------------------

(MONEY MARKET) Seeks to provide as high a level of current income as is consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value by investing in short-term money market instruments.

(CORE PLUS BOND) Seeks as high a level of current income as is consistent with reasonable concern for safety of principal by investing primarily in a broad range of fixed income securities.

(LARGE CAP STOCKS) Seeks to achieve its objective of long-term growth of capital by attempting to replicate the composition and total return, reduced by fund expenses, of the Standard & Poor's 500 Composite Stock Price Index.

-------------------------------------------------------------------------------

(INTERNATIONAL STOCKS) Seeks to replicate as closely as possible (before deduction of fund expenses) the total return of MSCI Europe, Australasia, Far East ("EAFE(R)") Index.

(SMALL CAP STOCKS) Seeks to replicate as closely as possible (before deduction of fund expenses) the total return of the Russell 2001 Small Stock Index.

-------------------------------------------------------------------------------

(LARGE CAP STOCKS) Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's Composite Index of 500 Stocks.

-------------------------------------------------------------------------------

(MID CAP STOCKS) Seeks long-term capital appreciation primarily through investments in mid-capitalization issuers within the range of the market capitalization of companies constituting the Russell Mid Cap Value Index at the time of investment.

-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
  Trusts, Investment Advisers, and Distributors             Funds Available under the Policies

-----------------------------------------------------------------------------------------------------------
Janus Aspen Series ("Janus Aspen Series")           Janus Aspen Series Balanced Portfolio
Managed by:
    Janus Capital Management, LLC                   Janus Aspen Series Worldwide Growth Portfolio
    100 Fillmore Street
    Denver, CO 80206-4923
Distributed by:
    Janus Distributors, LLC
    100 Fillmore Street
    Denver, CO 80206-4923
-----------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance Trust ("MFS Trust")       MFS Emerging Growth Series
Managed by:
    Massachusetts Financial Services Company        MFS Total Return Series
    500 Boylston Street
    Boston, MA 02116
Distributed by:
    MFS Fund Distributors, Inc.
    500 Boylston Street
    Boston, MA 02116
-----------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust                      High Yield Portfolio
Managed by:
    Pacific Investment Management Company
      LLC
    840 Newport Center Drive
    Suite 300
    Newport Beach, California 92660
Distributed by:
    PIMCO Funds Distributors LLC
    2187 Atlantic Street
    Stamford, CT 06902
-----------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT                                  OpCap Small Cap Portfolio
Managed by:
    OpCap Advisors, LLC
    1345 Avenue of the  Americas
    New York, NY 10105
Distributed by:
    OpCap Distributors, LLC
    1345 Avenue of the Americas
    New York, NY 10105
-----------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products      Templeton Foreign Securities Fund-Class 1
Trust ("Templeton Trust")                           (formerly Templeton International
Managed by:                                         Securities Fund-Class 1)
    Templeton Investment Counsel, LLC
    Broward Financial Centre, Suite 2100
    Fort Lauderdale, FL 33394
Distributed by:
    Franklin Templeton Distributors, Inc.
    One Franklin Parkway
    San Mateo, CA 94403
-----------------------------------------------------------------------------------------------------------
Vanguard(R) Variable Insurance Fund                 Small Company Growth Portfolio
Managed by:
    The Vanguard Group
    PO Box 2900
    Valley Forge, PA 19482
Distributed by:
    The Vanguard Group
    PO Box 2900
    Valley Forge, PA 19482
-----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
              Brief Description of Each Fund's Investment Objective

-------------------------------------------------------------------------------

(BALANCED) Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

(GLOBAL STOCKS) Seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

-------------------------------------------------------------------------------

(LARGE CAP STOCKS). Seeks long-term growth of capital by investing primarily in common stocks of companies management believes to be early in their life cycle but which have the potential to become major enterprises.

(BALANCED OR TOTAL RETURN) Seeks primarily to obtain above average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide reasonable opportunity for growth of capital and income.

-------------------------------------------------------------------------------

(HIGH YIELD BONDS) Seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The remainder of assets may be invested in investment grade fixed income instruments. The average portfolio duration of which normally varies within a two to six-year time frame based on PIMCO's forecast for interest rates.

-------------------------------------------------------------------------------

(SMALL CAP STOCKS) Seeks capital appreciation through investments in a diversified portfolio of equity securities of companies with market capitalizations of under $2 billion.

-------------------------------------------------------------------------------

(INTERNATIONAL STOCKS) Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments, primarily equity securities, of issuers located outside the U.S., including those in emerging markets.

-------------------------------------------------------------------------------

(SMALL CAP STOCKS) Invests mainly in the stocks of smaller companies, which at the time of purchase typically have a market value of less than $1-$2 billion. These companies are considered by the Portfolio's advisers to have above-average prospects for growth, but often provide little or no dividend income.

-------------------------------------------------------------------------------

We may make additional funds available from time to time.

DEATH BENEFIT
                  DEATH BENEFIT OPTIONS
                  We offer three different death benefit options. The amount payable under each is determined as of the date of the Insured's death. In this prospectus, "the Insured's death" means, for a joint and survivor policy, the death of the second Insured to die. (See page 19.) Option B will be in effect unless you elected Option A or Option C in your application for the Policy or unless a change has been allowed:

                  o Option A -- the death benefit will be the greater of the specified amount (a minimum of $50,000 as of the date of this prospectus) plus the accumulation value, or the corridor death benefit.

                  Option A provides a varying death benefit which increases or decreases over time, depending on the amount of premium you pay and the investment performance of the funds you choose.

                  o Option B -- the death benefit will be the greater of the specified amount or corridor death benefit.

                  Option B provides a level death benefit unless the corridor death benefit exceeds the specified amount.

                  o Option C -- the death benefit will be the greater of the specified amount plus the premium payments you make, or the corridor death benefit.

                  Option C provides a death benefit that increases based on premium payments.

                  Under each option the amount payable upon death will be the death benefit, reduced by partial surrenders and by the amount necessary to repay any loans in full.

                  CHANGES IN DEATH BENEFIT OPTION

                  We will allow a death benefit option change upon your written request to the Corporate Variable Products Service Center in a form satisfactory to us, subject to the following conditions:

                  o The change will take effect on the monthly anniversary day following the date of receipt of the request.

                  o No change in the death benefit option may reduce the specified amount below $50,000.

                  o For changes from Option B to Option A, the new specified amount will equal the death benefit less the accumulation value at the time of the change.

                  o For changes from Option B to Option C, the new specified amount will equal the death benefit less premiums paid at the time of the change.

                  o For changes from Option A to Option B, the new specified amount will equal the death benefit at the time of the change.

                  o For changes from Option A to Option C, the new specified amount will equal the death benefit less premiums paid at the time of the change.

                  o For changes from Option C to Option A, the new specified amount will equal the death benefit less the accumulation value at the time of the change.

                  o For changes from Option C to Option B, the new specified amount will equal the death benefit at the time of the change.

                  PAYMENT OF DEATH BENEFIT

                  We will compute the death benefit as of the date of the Insured's death. We will pay it in a lump sum within seven days after receipt at the Corporate Variable Products Service Center of due proof of the Insured's death (a certified copy of the death certificate(s)), unless you or the beneficiary have elected that all or a part of it be paid under one or more of any settlement options (see "Settlement Options") we may make available. We may delay payment of the death benefit if the Policy is being contested.

                  While the Insured is living, you may elect a settlement option, if available, for the beneficiary and deem it irrevocable by the beneficiary, or, you may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the death of the Insured, unless you have made an irrevocable election.

                  If you assign the Policy as collateral security, we will pay any amount due the assignee in one lump sum. We will pay the beneficiary any excess death benefit due as elected.

                  LIFE INSURANCE QUALIFICATION TEST

                  A Policy must satisfy either of two tests in order to qualify as a life insurance contract for tax purposes under Section 7702 of the Internal Revenue Code of 1986, as amended ("the Code"). At the time of purchase, you must choose a Policy that uses either the guideline premium/cash value corridor test or the cash value accumulation test. You cannot change the selection of the test to be used after the Policy's issue date.

                  The guideline premium/cash value corridor test restricts the maximum premiums that you may pay into a life insurance policy for a specified death benefit. In addition, the death benefit must not be less than the applicable percentage of the cash surrender value, with the applicable percentage decreasing with age. Illustrative applicable percentages are as follows:

                  o   250% through attained age 40;

                  o   150% at attained age 55;

                  o   120% at attained age 65, and

                  o   100% at attained age 95 and above.

                  o The cash value accumulation test is met if, by the terms of the contract, the cash surrender value of the contract may not at any time exceed the net single premium that would have to be paid at that time to fund future benefits.

                  See also "Tax Matters" at page 22 of this prospectus.

                  CHANGES IN SPECIFIED AMOUNT

                  You may change the specified amount of a Policy by a written request to the Corporate Variable Products Service Center in a form satisfactory to us, subject to the following conditions:

                  o Satisfactory evidence of insurability and a supplemental application may be required to increase the specified amount.

                  o An increase in the specified amount, other than through a change in the death benefit option, will result in an additional 25% premium charge on premium payments attributable to the increase in specified amount up to the increase in target premium received during the 12 months following the increase.

                  o No decrease may reduce the specified amount to less than $50,000, or below the minimum required to maintain the Policy's status as life insurance under the Code.

PREMIUM
PAYMENTS;
TRANSFERS
                  PREMIUM PAYMENTS

                  The Policies provide for flexible premium payments. You select the frequency and amount of premium payments. The initial premium payment is due on the issue date and is payable in advance. The minimum payment is the amount necessary to maintain a positive net accumulation value. We reserve the right to decline any application or premium payment.

                  After the initial premium payment, you must send all premium payments directly to the Corporate Variable Products Service Center. They will be deemed received when they are actually received there.

                  You may increase, decrease, or change the frequency of premium payments.

                  PLANNED PREMIUMS are premium payments scheduled when a Policy is applied for.

                  ADDITIONAL PREMIUMS are any premium payments made ($500 minimum) in addition to planned premiums.

                  NET PREMIUM PAYMENTS are the balance of premium payments remaining after we deduct the premium charge.

                  PREMIUM INCREASES. At any time, you may increase planned premiums or pay additional premiums, but:

                  o We may request evidence of insurability if the additional premium or the new planned premium during the current policy year would increase the difference between the death benefit and the accumulation value. If we request satisfactory evidence of insurability and you do not provide it, we will refund the increase in premium without interest and without participation in any underlying funding options.

                  o The total of all premium payments may not exceed the then-current maximum premium limitations established by federal law for a policy to qualify as life insurance. If, at any time, a premium payment would result in total premium payments exceeding such maximum limitation, we will only accept that portion of the payment that will make total premiums equal to the maximum. We will return, or apply as otherwise agreed, any part of the premium payment in excess of that amount and no further premium payments will be accepted until allowed by the ten-current maximum premium limitations prescribed by law.

                  o If there is any policy indebtedness, we will use any additional net premium payments first as a loan repayment. Any excess will be applied as an additional net premium payment.

                  ALLOCATION OF NET PREMIUM PAYMENTS

                  When you purchase a Policy, you must decide how to allocate net premium payments among the sub-accounts and the Fixed Account. For each sub-account, we convert the net premium payment into "accumulation units". The number of accumulation units credited to the Policy is determined by dividing the net premium payment allocated to the sub-account by the value of the accumulation unit for the sub-account. See "Policy Value -- Accumulation Value; Variable Accumulation Unit Value" at page 17 of this prospectus.

                  During the Right-to-Examine Period, we will allocate the net premium payment to the CIGNA Variable Products Group's Money Market Fund of the Variable Account. Earnings will be credited from the later of the issue date or the date the premium payment was received. We will allocate the net premium payment directly to the sub-account(s) you selected after expiration of the Right-to-Examine Period as described under "Short-Term Right to Cancel the Policy" at page 20 of this prospectus.

                  Unless you direct us otherwise, we will allocate subsequent net premium payments on the same basis as the most recent previous net premium payment as of the next valuation period after each payment is received.

                  You may change the allocation for future net premium payments at any time free of charge, effective for premium payments made more than one week after we receive notice of the new allocation.

                  TRANSFERS

                  You may transfer values ($500 minimum) at any time from one sub-account to another. You may also transfer a portion of one or more sub-accounts to the Fixed Account within 30 days prior to each policy anniversary. The transfers will be effective as of the next valuation day after your request is received by the Corporate Variable Products Service Center in good order. The cumulative amount of transfers from the Fixed Account within any such 30-day period cannot exceed 20% of the Fixed Account value on the most recent policy anniversary. If the Fixed Account value as of any policy anniversary is less than $5,000, however, this condition will not apply. We may further limit transfers from the Fixed Account at any time.

                  Subject to the above restrictions, for any individual policy you own, you may make up to four transfers without charge in any policy year. If you own multiple policies, you may make up to 12 transfers without charge in any policy year provided that: 1) each transfer request applies to all policies you own and 2) each transfer request is identical for all such policies in relation to the sub-accounts affected. Any value remaining in the Fixed Account or a sub-account after a transfer must be at least $500. You must make transfers in writing unless we have previously approved other arrangements. A $25 charge will be imposed for each transfer in excess of the free transfer limit stated above.

                  Overly frequent transfers or an attempt to engage in "market timing" may increase the likelihood that transactions are made at an inopportune time. This could increase costs and may result in lower performance of the underlying funds and are, therefore, discouraged.

                  Any transfer among the funds or to the Fixed Account will result in the crediting and cancellation of accumulation units based on the accumulation unit value next determined after your written request is received at the Corporate Variable Products Service Center. The Corporate Variable Products Service Center must receive transfer requests by 4:00 p.m. Eastern Time in order for them to be effective that day. Any transfer you make that causes the remaining value of the accumulation units for a sub-account to be less than $500 will result in the remaining accumulation units being cancelled and their value reallocated proportionally among the other funding options you chose. You should carefully consider current market conditions and each fund's investment policies and related risks before you allocate money to the sub-accounts. See pages 9-12 of this prospectus.

                  We may, at our sole discretion, waive minimum balance requirements on the sub-accounts.

COST OF INSURANCE CHARGES

We make a monthly deduction from the net accumulation value for the Cost of Insurance and any charges for supplemental riders. The Cost of Insurance compensates us for the anticipated cost of paying death benefits in excess of the accumulation value. It depends on the attained age, years since issue and risk class (in accordance with state law) of the insured, and the current net amount at risk.

We determine the Cost of Insurance by subtracting the accumulation value at the previous monthly anniversary day from the death benefit at the previous monthly anniversary day, and multiplying the result (the net amount at risk) by the applicable Cost of Insurance rate as determined by the Company. We base the Policy's guaranteed maximum Cost of Insurance rates for standard risks, per $1,000 net amount at risk, on the 1980 Commissioners Standard Ordinary Mortality Tables, age nearest birthday.

We deduct these monthly charges proportionately from the value of each funding option. This is accomplished for the sub-accounts by canceling accumulation units and withdrawing the value of the cancelled accumulation units from each funding option in the same proportion as the respective value have to the net accumulation value. The monthly deductions are made on the monthly anniversary day.

THE FIXED
ACCOUNT
                  The Fixed Account is funded by the assets of our General Account. Amounts held in the Fixed Account will be credited with interest at rates we declare from time to time. The minimum rate that will be credited is the lesser of 4% per year or the prevailing 30-day Treasury Bill Rate as of the last day of the preceding calendar month.

                  The Fixed Account is made up of the general assets of the Company other than those allocated to any separate account. The Fixed Account is part of our General Account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (the "1933 Act"), and neither the Fixed Account nor our General Account has been registered under the 1940 Act. Therefore, neither the Fixed Account nor any interest therein is generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, we have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account.

POLICY VALUES
                  ACCUMULATION VALUE

                  Once a Policy has been issued, we credit each net premium payment allocated to a sub-account in the form of accumulation units representing the fund in which assets of that sub-account are invested. We do so at the end of the valuation period in which the premium is received at the Corporate Variable Products Service Center (or portion thereof allocated to a particular sub-account). We determine the number of accumulation units credited by dividing the net premium payment by the value of an accumulation unit next computed after its receipt. Since each sub-account has its own accumulation unit value, a policy owner who has elected a combination of funding options will have accumulation units credited from more than one source.

                  We determine the accumulation value of a Policy by:

                  a) multiplying the total number of accumulation units credited to the Policy for each applicable sub-account by its appropriate current accumulation unit value,
                  b) if a combination of sub-accounts is elected, totaling the resulting values, and
                  c) adding any values attributable to the General Account
                     (i.e., the Fixed Account value and the loan account value).

                  The number of accumulation units we credit to a Policy will not be changed by any subsequent change in the value of an accumulation unit. Such value may vary from valuation period to valuation period to reflect the investment experience of the fund used in a particular sub-account.

                  The Fixed Account value reflects amounts allocated to the Fixed Account through payment of premiums or transfers from the Variable Account. The Fixed Account value is guaranteed; however, there is no assurance that the Variable Account value of the Policy will equal or exceed the net premium payments allocated to the Variable Account.

                  We will tell you at least annually how many accumulation units are credited to the Policy, the current accumulation unit values, and your interest in: (a) the Variable Account value,
                  (b) the Fixed Account value, and (c) the loan account value.

                  Accumulation value will be affected by monthly deductions.

                  VARIABLE ACCUMULATION UNIT VALUE

                  We determine the value of a variable accumulation unit for any valuation period by multiplying that unit's value for the immediately preceding valuation period by the net investment factor for the current period for the appropriate sub-account.

                  We determine the net investment factor separately for each sub-account by dividing (a) by (b) and subtracting (c) from the results, where:

                  (a) Equals the net asset value per share of the fund held in the sub-account at the end of a valuation period.

                      o plus the per share amount of any distribution declared by the fund if the "ex-dividend" date is during the valuation period;
                      o plus or minus taxes or provisions for taxes, if any, attributable to the operation of the sub-account during the valuation period.

                  (b) Equals the net asset value per share of the fund held in the sub-account at the beginning of that valuation period.
                  (c) Equals the daily charges for mortality and expense risk and for administrative expenses, multiplied by the number of days in the valuation period.

                  SURRENDER VALUE
                  The surrender value of a Policy is the amount you can receive in cash by surrendering the Policy. All or part of the surrender value may be applied to one or more of any settlement options that we might make available through a rider attached to the Policy.

SURRENDERS
                  PARTIAL SURRENDERS

                  You can make a partial surrender at any time by writing us at the Corporate Variable Products Service Center during the lifetime of the Insured and while the Policy is in force. We will charge a $25 transaction fee for any partial surrenders. For more information, see the "Additional Information -- Partial Surrenders" section on page 24.

                  FULL SURRENDERS

                  You may make a full surrender at any time. We will pay the surrender value next computed after receiving your written request at the Corporate Variable Products Service Center in a form satisfactory to us. We usually pay any portion derived from the Variable Account within seven days of receipt of your request.

                  DEFERRAL OF PAYMENT AND TRANSFERS

                  We may postpone payment of the surrendered amount from the Variable Account when the New York Stock Exchange is closed and for such other periods as the Commission may require. We may defer payment or transfer from the Fixed Account for a period not greater than six months. If we exercise our right to defer such payments or transfers, interest will be added as required by law.

LAPSE AND
REINSTATEMENT
                  LAPSE OF A POLICY

                  A lapse occurs if a monthly deduction is greater than the net accumulation value and no payment to cover the monthly deduction is made within the grace period. We will send you a lapse notice at least 31 days before the grace period expires.

                  Depending on the investment performance of the funding options, the net accumulation value may be insufficient to keep this Policy in force, particularly if you have taken any loans or made any partial surrenders. In that event, it may be necessary for you to make an additional premium payment.

                  REINSTATEMENT OF A LAPSED POLICY

                  You can apply for reinstatement at any time during the Insured's lifetime. To reinstate a Policy, we require satisfactory evidence of insurability and an amount sufficient to pay for the current monthly deduction plus 12 additional monthly deductions.

POLICY LOANS
                  You may take a loan against the Policy for up to 90% of the then current net accumulation value. A policy loan requires that you complete a loan agreement and assign the Policy to us. For more information on policy loans see the "Additional Information -- Policy Loans" section on page 24.

SETTLEMENT OPTIONS
                  We may pay proceeds in the form of settlement options through the addition of a rider. A settlement option may be selected:

                  o  at the beneficiary's election upon the Insured's death, or

                  o  while the Insured is alive, upon your election.

                  You may request, in writing, to elect, change, or revoke a settlement option before payments begin. Your request must in a form satisfactory to us and will take effect upon its receipt at the Corporate Variable Products Service Center. After the first payment, all payments will be made on the first day of each month.

                  Examples of possible settlement options are:

                  o  FIRST OPTION -- Payments for a stated number of years.

                  o SECOND OPTION -- Payments for the lifetime of the payee, guaranteed for a specified number of months.

                  o THIRD OPTION -- Payment of interest annually on the sum left with us at a rate of at least 3% per year, and upon the payee's death the amount on deposit will be paid.

                  o FOURTH OPTION -- Installments of specified amounts payable until the proceeds with any interest thereon are exhausted.

                  o ADDITIONAL OPTIONS -- Policy proceeds may also be settled under any other method of settlement we offer at the time the request is made.

ADDITIONAL INSURANCE BENEFIT
                  We can issue the Policy with an additional insurance benefit as a portion of the total death benefit. The benefit provides annually renewable term insurance on the life of the Insured. We exclude this benefit from the specified amount when calculating the charges and fees for the Policy and when calculating the target premium.

                  We add the cost of the benefit to the monthly deduction. The cost is dependent on the attained age, years since issue, risk class and gender classification. We may adjust the monthly benefit rate from time to time, but the rate will never exceed the guaranteed Cost of Insurance rate for the benefit for that policy year.

                  The benefit allows you to increase the insurance protection under the Policy.

JOINT AND SURVIVORSHIP BENEFIT
                  We can issue the Policy with a joint and survivorship rider. The rider would enable us to issue the Policy on the lives of two Insureds and to pay the death benefit upon the death of the second of two Insureds to die. If you elect to add this benefit to your Policy, you should:

                  o interpret any reference in this prospectus to the "death of the Insured", or "the Insured's death", or similar context as "the death of the second of the two Insureds to die";

                  o interpret any discussions in this prospectus of the features of the Policy allowed "while the Insured is alive", or "during the lifetime of the Insured", or similar context as allowed "while at least one of the Insureds is alive".

                  Other sections of this prospectus that would be affected by the addition of this benefit are:

                  o Incontestability (see Page 21): The Policy or increase must be in force for two (2) years during the lifetime of each Insured.

                  o Misstatement of Age (see Page 21): By reason of the rider the provision relates to either Insured.

                  o Suicide (see Page 21): By reason of the rider the provision relates to either Insured.

                  The cost of the rider is reflected in the monthly Cost of Insurance rates. Those rates are based on the attained age, years since issue, risk class and gender classification of each person insured. We use an actuarial formula that reflects one-alive and both-alive probabilities to determine the Cost of Insurance rates. No other charges and fees for the Policy will change as a result of the addition of the joint and survivorship rider.

OTHER POLICY PROVISIONS

                  ISSUANCE

                  We will only issue a Policy upon receipt of satisfactory evidence of insurability and, generally, only where the Insured is below age 75.

                  SHORT-TERM RIGHT TO CANCEL THE POLICY

                  You may return a Policy for cancellation and a full refund of premium within 10 days after you receive it, unless state law is otherwise. We will hold the initial premium payment made when the Policy is issued in the CIGNA Variable Products Money Market Fund of the Variable Account. We will not allocate it to any other variable sub-accounts, even if you have so directed, until:

                  o the fifteenth day after we mail you the Policy, if the state law Right-to-Examine Period is 10 days after you receive the Policy.

                  o the twenty-fifth day after we mail the Policy to you if the state law Right-to-Examine Period is 20 days, or

                  o the thirty-fifth day after we mail the Policy to you if the state law Right-to-Examine Period is 30 days.

                  If you return the Policy for cancellation in a timely fashion, we will usually pay the refund of premiums, without interest, within seven days of your notice of cancellation. We may delay refund of premiums paid by check until the check clears.

                  POLICY OWNER AND BENEFICIARY

                  The policy owner and beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any. While the Insured is living, all rights in the Policy are vested in the policy owner.

                  If the policy owner is other than the Insured and dies before the Insured, the policy owners rights in the Policy belong to the policy owner's estate.

                  If any beneficiary predeceases the Insured, that beneficiary's interest passes to any surviving beneficiary(ies), unless otherwise provided. We will pay multiple beneficiaries in equal shares, unless otherwise provided. We will pay the death proceeds to the policy owner or the policy owner's executor(s), administrator(s), or assigns if no named beneficiary survives the Insured.

                  CHANGES OF POLICY OWNER OR BENEFICIARY

                  You may name a new policy owner or beneficiary(ies) while the Insured is living by written request on a form satisfactory to us. You must submit the form to the Corporate Variable Products Service Center where we will record it. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action we take before it was recorded. We may require that the Policy be submitted for endorsement before making a change of policy owner.

                  RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

                  You may, within the first two policy years, exchange the Policy for a flexible premium adjustable life insurance policy offered by our Corporate Insurance Department at that time. The benefits for the new policy will not vary with the investment experience of a separate account. You must elect the exchange within 24 months from the Policy's issue date. We will not require evidence of insurability for the exchange.

                  Under the new policy:

                  o The policy owner, the Insured, and the beneficiary will be the same as those under the exchanged Policy on the effective date of the exchange.

                  o The death benefit on the exchange date will not be more than the death benefit of the original Policy immediately prior to the exchange date.

                  o The issue date and issue age will be the same as that of the original Policy.

                  o The initial specified amount and any increases in specified amount will have the same rate class as those of the original Policy.

                  o Any indebtedness on the original Policy will be transferred.

                  INCONTESTABILITY

                  We will not contest payment of the death proceeds based on the initial specified amount after the Policy has been in force, during the Insured's lifetime, for two years from the date of issue. For any increase in specified amount requiring evidence of insurability, we will not contest payment of the death proceeds based on such an increase after it has been in force, during the Insured's lifetime, for two years from its effective date.

                  MISSTATEMENT OF AGE

                  We will adjust the death benefit and accumulation value if the Insured's age has been misstated. The adjustment process will recalculate all such benefits and values to the amount that would have been calculated using the rates that were in effect at the time of each monthly anniversary.

                  SUICIDE

                  If the Insured dies by suicide, while sane or insane, within two years from the issue date, we will pay no more than the sum of the premiums paid, less any indebtedness. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, we will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                  NONPARTICIPATING POLICIES

                  These are nonparticipating Policies on which no dividends are payable. These Policies do not share in our profits or surplus earnings.

ADDITIONAL INFORMATION

                  TAX MATTERS

                  The following discussion is general and is not intended as tax advice. You should consult counsel and other competent advisers for more complete information. This discussion is based on our understanding of federal income tax laws as the Internal Revenue Service currently interprets them. No representation is made as to the likelihood of continuation of these current laws and interpretations.

                  TAXATION OF THE POLICIES

                  For contracts issued after December 31, 1984, section 7702 of the Code provides a definition that must be met in order for the contract to qualify as a life insurance contract for federal tax purposes. Under this section, either a cash value test or a guideline premium/cash value corridor test must be satisfied. For contracts that meet the definition of section 7702, the income credited to the contract is not taxed until it is distributed; and, even then, it is only taxed to the extent that the amount distributed exceeds the investment in the contract. A policy loan is not treated as a distribution for this purpose. In addition, the death proceeds payable upon the death of the insured are excluded from the gross income of the beneficiary under section 101 of the Code. We will test Policies for compliance with section 7702 and retain the right to take whatever action is necessary, including the return of premiums, to ensure that the policies qualify as life insurance contracts. As a result, the federal taxation of a Policy should be the same as described above.

                  A life insurance contract issued on or after June 21, 1988, will become a modified endowment contract if the amount of premiums paid for the contract exceeds limits set out in section 7702A of the Code. Under these rules, a life insurance contract becomes a modified endowment contract if the total premiums paid during the first seven years exceed the amount that would have been paid if the contract provided for paid up benefits after seven level annual premiums. Generally, amounts distributed from a modified endowment contract, including amounts paid out as the result of a full surrender, a partial surrender, or a loan, are taxable to the extent that the cash value of the contract immediately before the distribution exceeds the investment in the contract. A collateral assignment or pledge of a modified endowment contract is also treated as a distribution for this purpose. In addition to the taxation of the distribution, a 10% tax penalty generally applies to the taxable portion of such distribution unless the policy owner is 59 1/2 years old or disabled when the distribution is made. The Policies offered by this prospectus may or may not be issued as modified endowment contracts, depending upon the wishes of the Policy owner. For those Policies that are not issued as modified endowment contracts, we will test them for compliance with section 7702A and retain the right to take whatever action is necessary, including the return of premiums, to ensure that the policies do not become modified endowment contracts.

                  A Policy may also become a modified endowment contract as the result of a reduction in benefits or a material change as defined in section 7702A. Section 7702 also provides that if there is a reduction in benefits during the first 15 years after the life insurance contract is issued and there is a cash distribution as a result of that change, some or all of the distribution may be taxable. Because of these rules, we will monitor any additional premium payments or requested changes in the benefits under a Policy. If a premium payment or requested change would result in the Policy becoming a modified endowment contract or otherwise result in a taxable distribution, we will notify the Policy owner. In such a case, the payment will not be credited to the contract or the change will not be made until we have received verification from the Policy owner that such action should be taken.

                  Because of the limitations of the rules of sections 7702 and 7702A, it may not be advantageous to replace an existing life insurance contract that is not subject to these rules with a Policy described in this prospectus.

                  In addition to meeting the tests required by sections 7702 and 7702A, section 817(h) of the Code requires that the investments of separate accounts, such as the Variable Account, be adequately diversified. Beginning with any period for which a separate account is not adequately diversified, any variable life insurance contracts that are based upon that account are not treated as life insurance contracts for tax purposes.

                  Treasury Regulation 1.817-5 generally provides that a separate account will be considered adequately diversified only if:

                  o no more than 55% of the value of the total assets of the account is represented by any one (1) investment,

                  o no more than 70% of such value is represented by any two (2) investments,

                  o no more than 80% of such value is represented by any three (3) investments, and

                  o no more than 90% of such value is represented by any four (4) investments.

                  U.S. Treasury Securities are not subject to the diversification test for variable life insurance contracts; and, to the extent that separate accounts include such securities, somewhat less stringent requirements apply. We will monitor the investments in the variable account in order to ensure that it remains adequately diversified.

                  The following may have adverse tax consequences:

                  o  A total surrender or termination of the Policy by lapse;

                  o  A reduction in benefits;

                  o  A change in the specified amount;

                  o  Payment of additional premiums;

                  o  A policy loan;

                  o  A change in death benefit option;

                  o  A 1035 exchange;

                  o  The exchange of a Policy for a fixed-benefit policy; or

                  o  The collateral assignment or pledge of a Policy.

                  If the amount received by the policy owner upon surrender or termination plus total policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

                  Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policy owner or beneficiary.

                  TAXATION OF THE COMPANY

                  We are taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income on the assets of the Variable Account are reinvested and taken into account in determining the value of accumulation units.

                  We do not expect to incur any federal income tax liability that would be chargeable directly to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, we determine that on a separate company basis such taxes may be incurred, we reserve the right to assess a charge for such taxes against the Variable Account.

                  We may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

                  PARTIAL SURRENDERS

                  You may make a partial surrender at any time while the Policy is in force and during the lifetime of the Insured. The request must be in writing and you will be charged a $25 transaction fee. The amount of a partial surrender may not exceed 90% of the net accumulation value at the end of the valuation period in which the election becomes or would become effective. A partial surrender may not be less than $500.

                  o  Option B and C Policies (see "Death Benefit"):

                  A partial surrender will reduce the accumulation value, death benefit and specified amount. The specified amount and accumulation value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

                  o  For an Option A Policy (see "Death Benefit"):

                  A partial surrender will reduce the accumulation value and the death benefit, but it will not reduce the specified amount.

                  We will not allow the specified amount remaining in force after a partial surrender to be less than $50,000. We will not grant any request for a partial surrender that would reduce the specified amount below this amount. In addition, if, following the partial surrender and the corresponding decrease in the specified amount, the Policy would not comply with the maximum premium limitations required by federal tax law, we may limit the decrease to the extent necessary to meet the federal tax law requirements.

                  If, at the time of a partial surrender, the net accumulation value is attributable to more than one funding option, we will deduct the $25 transaction charge from the amount paid from the values in each funding option, unless we agree otherwise with you.

                  POLICY LOANS

                  A policy loan requires that a loan agreement be executed and that the Policy be assigned to us. The loan may be for any amount up to 90% of the then current net accumulation value. The amount of a loan, together with subsequent accrued but not paid interest on the loan, becomes part of the "loan account value" (i.e. an amount equal to the sum of all unpaid Policy loans and loan interest). If Policy values are held in more than one funding option, withdrawals from each option will be made in proportion to the assets in each option at the time of the loan for transfer to the loan account, unless you instruct us otherwise, in writing, at the Corporate Variable Products Service Center.

                  Interest on loans will accrue at an annual rate of 5%, and net loan interest (interest charged less interest credited as described below) is payable once a year in arrears on each anniversary of the loan, or earlier upon full surrender or other payment of proceeds of a Policy. Any interest not paid when due becomes part of the loan and we will withdraw net interest proportionately from the values in each funding option.

                  We will credit interest on the loan account value. Our current practice is to credit interest at an annual rate equal to the interest rate charged on the loan minus:

                  o .65% (guaranteed not to exceed 1.2%) during first policy years

                  o .55% (guaranteed not to exceed 1.2%) during policy years 2-15, and

                  o  .05% (guaranteed not to exceed 1.2%) annually thereafter.

                  In no case will the annual credited interest rate be less than 3.8%.

                  We will allocate repayments on the loan among the funding options according to current net premium payment allocations. However, we maintain the right to require that amounts loaned from the Fixed Account be allocated to the Fixed Account upon repayment. We will reduce the loan account value by the amount of any loan repayment.

                  A policy loan, whether or not repaid, will affect:

                  o  The proceeds payable upon the Insured's death, and

                  o  The accumulation value.

                  This is because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the accumulation value. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable, depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding.

                  DIRECTORS AND OFFICERS OF THE COMPANY

                  The following persons are our Directors and Principal Officers. The address of each is 280 Trumbull Street, Hartford, CT 06103. We or our affiliates have employed each for more than five years except for Ms. O'Brien, Mr. Welch, Mr. Marks, Mr. Storrer and Ms. Cooper.

                  o Prior to April 2002, Ms. O'Brien was President and Chief Executive Officer of Catholic Healthcare West
                  o Prior to May 2002, Mr. Welch was Chairman of the Board and Chief Executive Officer of National Life Insurance Company
                  o Prior to October 2002, Mr. Marks was President and Chief Investment Officer of Allianz of America, Inc.
                  o Prior to May 2001, Mr. Storrer was Vice President of Liberty Mutual.
                  o Prior to January 1999, Ms. Cooper was an Associate Attorney with Robinson, Donovan, Madden & Barry, P.C.


                                                               POSITIONS AND OFFICES
                            NAME                                 WITH THE COMPANY
                  ------------------------       -----------------------------------------------
                  Patrick E. Welch               President, Director and Chairman of the Board
                                                 (Principal Executive Officer)
                  Michael J. Stephan             Vice President
                                                 (Principal Accounting Officer)
                  James Yablecki                 Assistant Vice President and Actuary
                                                 (Principal Financial Officer)
                  David M. Cordani               Director and Senior Vice President
                                                 (Chief Financial Officer)
                  Susan L. Cooper                Corporate Secretary
                  Terrence G. Dillon             Secretary
                  Harold W. Albert               Director
                  John Cannon, III               Director, Senior Vice President,
                                                 and Chief Counsel
                  Carol M. Olsen                 Director and Senior Vice President
                  Scott A. Storrer               Director and Senior Vice President
                  Richard H. Forde               Director and Senior Vice President
                  Mary E. O'Brien                Director and Senior Vice President
                  Bach Mai T. Thai               Vice President and Treasurer
                  W. Allen Schaffer, M.D.        Director and Senior Vice President
                  Jean H. Walker                 Director, Senior Vice President,
                                                 and Actuary
                  David Marks                    Director and Senior Vice President

                  DISTRIBUTION OF POLICIES

                  Licensed insurance agents will sell the Policies in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD). We will distribute the Policies through our principal underwriter, CIGNA Financial Services, Inc. ("CFS"), whose address is 280 Trumbull Street, Hartford, Connecticut. CFS is a Delaware corporation organized in 1995.

                  Gross commissions paid by us on the sale of Policies will not exceed:

                  o First Policy Year: 45% of target premium, plus 3% of any premium payment in excess of target premium.

                  o Policy Years 2 through 10: 15% of target premium, plus 3% of any premium payment in excess of target premium.

                  o Renewal: 3% of premium payments, plus 25% of any increase in target premium.

                  In addition, we will pay annual renewal compensation of up to .10% of net accumulation value beginning in the second policy year.

                  In addition, in New York and New Jersey we will pay annual renewal compensation of up to .10% of net accumulation value beginning in the second policy year.

                  CHANGES OF INVESTMENT POLICY

                  We may materially change the investment policy of the Variable Account. We must inform you and obtain all necessary regulatory approvals. We must submit any change to the various state insurance departments, which may disapprove it if deemed detrimental to the policy owners' interests or if it renders our operations hazardous to the public. If a policy owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. You must take this conversion by the later of:

                  o 60 days (6 months in Pennsylvania) from the date of the investment policy change, or

                  o 60 days (6 months in Pennsylvania) from the date you are informed of such change.

                  We will not require evidence of insurability for this conversion.

                  The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

                  OTHER CONTRACTS ISSUED BY THE COMPANY

                  We presently and will, from time to time, offer other variable life insurance policies and variable annuity contracts with benefits which vary in accordance with the investment experience of a separate account of the Company.

                  STATE REGULATION

                  We are subject to the laws of Connecticut governing insurance companies and to regulation by the Connecticut Insurance Department. We file an annual statement in a prescribed form with the Insurance Department each year covering our operation for the preceding year and our financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Connecticut Insurance Department. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                  REPORTS TO POLICY OWNERS
                  We maintain Policy records and will mail to each policy owner, at the last known address of record, an annual statement showing the amount of the current death benefit, the accumulation value, the surrender value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each sub-account, and any loan account value.

                  We will also send you annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the funds to the extent required by the 1940 Act.

                  In addition, we will send you statements of significant transactions, such as changes in specified amount, changes in death benefit option, changes in future premium allocation, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement, and termination.

                  ADVERTISING
                  The Company is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect our financial strength or claims-paying ability.

                  The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals, or other parties that recommend the Company or the Policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                  LEGAL PROCEEDINGS
                  Connecticut General and/or its affiliates and several health care industry competitors were named as defendants in federal and state purported class action lawsuits. A Florida federal court has certified a class of health care providers who allege violations under the Racketeer Influenced and Corrupt Organizations Act and ERISA. Connecticut General and the other defendants have appealed that decision. The Florida federal court denied class certification to health plan subscribers, and the plaintiffs have not filed an appeal of that decision.

                  An Illinois state court certified a class action lawsuit against CIGNA by health care providers alleging breach of contract and seeking increased reimbursements. This state claim was removed to federal court in Illinois, where a settlement agreement between the parties was filed on November 26, 2002. If approved, the agreement will encompass most of the claims brought on behalf of health care providers asserted in other state and federal jurisdictions. On February 21, 2003, the Judicial Panel for Multidistrict Litigation ordered the Illinois case to be transferred to the Florida federal court, which will decide whether the settlement should be approved. In connection with this matter, Connecticut General recognized a charge of $43 million after-tax ($66 million pre-tax) in the fourth quarter of 2002 for expected costs associated with health care provider class action litigation. As this matter has not been resolved, adjustments to this amount in future periods are possible.

                  The U.S. Attorney's Office for the Eastern District of Pennsylvania is investigating compliance with federal laws in connection with pharmaceutical companies' marketing practices and their impact on prices paid by the government to pharmaceutical companies for products under federal health programs. As part of this investigation, Connecticut General is responding to subpoenas concerning contractual relationships between pharmaceutical companies and Connecticut General's health care operations.

                  Connecticut General is routinely involved in numerous lawsuits and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. Connecticut General believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to Connecticut General's consolidated results of operations, liquidity or financial condition.

                  EXPERTS
                  Legal matters in connection with the Policies described in this prospectus are being passed upon by Mark A. Parsons, Esq., Chief Counsel, CIGNA Retirement & Investment Services, 280 Trumbull Street, Hartford, CT 06103, in the opinion filed as an exhibit to the Registration Statement given on his authority as an expert in these matters.

                  REGISTRATION STATEMENT
                  We have filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered by way of this prospectus. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of terms thereof, reference is made to such instruments as filed.

                  FINANCIAL STATEMENTS
                  The consolidated balance sheets of the Company and its subsidiaries as of December 31, 2002 and 2001 and related consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2002, 2001, and 2000 may be found in the Statement of Additional Information. They should be considered only as bearing upon the ability of the Company to meet our obligations under the Policies.

                  The Statement of Assets and Liabilities of the Variable Account at December 31, 2002 and related Statements of Operations for the period ended December 31, 2002, 2001, and 2000 and Statements of Changes in Net Assets for the period ended December 31, 2002, 2001, and 2000 may also be found in the Statement of Additional Information. The Variable Account commenced operations on December 24, 1996.

TECHNICAL TERMS

ACCUMULATION UNIT: A unit of measure used to calculate the value of a sub-account.

ACCUMULATION VALUE: The sum of your interest in the Fixed Account value (see page 17), your interest in the Variable Account value (see page 7), and the loan account value.

CORRIDOR DEATH BENEFIT: The death benefit calculated as a percentage of the accumulation value, rather than by reference to the specified amount, to satisfy the Internal Revenue Service definition of "life insurance".

GRACE PERIOD: The 61-day period following a monthly anniversary day on which a Policy's net accumulation value is insufficient to cover the current monthly deduction. We will send a notice at least 31 days before the end of the grace period that the Policy will lapse without value unless we receive a sufficient payment (described in the notification letter).

MONTHLY ANNIVERSARY DAY: The day of the month, as shown in the Policy Specifications, when we make the monthly deduction; or, if that day is not a valuation day or is nonexistent for that month, the next valuation day.

NET ACCUMULATION VALUE: The accumulation value less the loan account value.

SPECIFIED AMOUNT: The amount you choose which is used in determination of the death benefit and which you may increase or decrease as described in this prospectus. We exclude the additional insurance benefit from the specified amount when calculating charges and fees for the Policy and when calculating the target premium.

TARGET PREMIUM: The amount of premium on which we pay full commissions and deduct a higher premium charge. This amount is specified on the Policy Specifications page and varies based on the Insured's issue age, sex and specified amount and, if applicable, underwriting class. The premium charge applied to the premiums paid in the first ten policy years is higher on premium paid up to target premium and lower on premium paid above target premium.

VALUATION DAY: Every day on which accumulation units are valued. This will include any day on which the New York Stock Exchange is open, but not any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission, so that valuation or disposal of securities is not practicable.

VALUATION PERIOD: The period of time beginning on the day following the valuation day and ending on the next valuation day. A valuation period may be more than one day in length.

A Statement of Additional Information is available from us without charge upon your request. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in those registration statements and the exhibits thereto. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549-0102. Please call the SEC at 202-942-8090 for further information. You may inspect and copy those registration statements and exhibits thereto at the SEC's public reference facilities at the above address, Room 1024, and at the SEC's Regional Offices, The Woolworth Building, 233 Broadway, New York, NY and 175 W. Jackson Boulevard, Suite 900, Chicago, IL. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE To the extent and only to the extent that any statement in a document incorporated by reference into this Prospectus is modified or superseded by a statement in this Prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Prospectus. The Annual Report on Form 10-K for the year ended December 31, 2001 previously filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus. We will furnish you without charge a copy of any or all of the documents incorporated by reference in this Prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request.

HOW TO CONTACT US You can contact us by: calling our Corporate Variable Products Service Team toll free 1-800-932-0342 ext 24100 during our normal business hours, 8:00 a.m. EST to 5:00 p.m. EST, Monday through Friday or writing to us via regular mail at CIGNA, Corporate Variable Products Service Team, P.O. Box 2800, H141, Hartford, Connecticut 06104 OR for express mail CIGNA, Corporate Variable Products Service Team, 280 Trumbull Street, H14A, Hartford, Connecticut 06103. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

STATEMENT OF ADDITIONAL INFORMATION

CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE AND CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE II

The variable investment options under the Policy are issued by CG Corporate Insurance Variable Life Separate Account 02 and Connecticut General Life Insurance Company. The variable investment options are registered under the Securities Act of 1933 and the Investment Company Act of 1940. The assets supporting the Fixed Account are maintained in Connecticut General Life Insurance Company's General Account.

TABLE OF CONTENTS

General Information about Connecticut General Life Insurance Company........ 2
CG Corporate Insurance Variable Life Separate Account 02.................... 2
Principal Underwriter/Distributor........................................... 2
Underwriting................................................................ 3
CG Corporate Insurance Variable Life Separate Account Financial Statements.. 4 Connecticut General Life Insurance Company Consolidated Financial
  Statements................................................................ 5










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THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. YOU SHOULD
READ THIS INFORMATION ALONG WITH THE PROSPECTUS FOR THE POLICY FOR WHICH IT RELATES. THE PROSPECTUS CONTAINS INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO
CONNECTICUT GENERAL LIFE INSURANCE COMPANY, 280 TRUMBULL STREET, H14A, HARTFORD, CT 06104, OR TELEPHONE 860-534-4100.
-------------------------------------------------------------------------------


Date of Prospectus: May 1, 2003    Date of Statement of Additional Information:
CVULI/CVULII - SAI (05/2003)       May 1, 2003

GENERAL INFORMATION ABOUT CONNECTICUT GENERAL LIFE INSURANCE COMPANY

The Company is a Connecticut life insurance company incorporated in 1865, located at 900 Cottage Grove Road, Hartford, Connecticut. Wholly owned by Connecticut General Corporation and, in turn, by CIGNA Holdings, Inc. and CIGNA Corporation, it is licensed to do business in all states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands.

The Company's principal business mailing address is CIGNA, H14A, P.O. Box 2975, Hartford, Connecticut 06104. The telephone number is 860-534-4100.

CG CORPORATE INSURANCE VARIABLE LIFE SEPARATE ACCOUNT 02

CG Corporate Insurance Variable Life Separate Account 02 ("Variable Account") is a "separate account" of the Company established pursuant to a February 23, 1996 resolution of our Board of Directors. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

Under Connecticut law, the assets of the Variable Account attributable to the policies, though our property, are not chargeable with liabilities of any other business of the Company and are available first to satisfy our obligations under the Policies. The Variable Account income, gains, and losses are credited to or charged against the Variable Account without regard to our other income, gains, or losses. We do not guarantee the Variable Account's values and investment performance. All distributions made by the funds with respect to the shares held by the Variable Account will be reinvested in additional shares at net asset value.

The Variable Account is divided into sub-accounts, each of which is invested solely in the shares of one of the funds. On each valuation day, net premium payments allocated to the Variable Account will be invested in fund shares at net assets value, and monies necessary to pay for deductions, charges, transfers, and surrenders from the Variable Account are raised by selling shares of funds at net issue value.

The Variable Account is registered with The Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve Commission supervision of the Variable Account or our management, investment practices, or policies.

We have other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

PRINCIPAL UNDERWRITER/DISTRIBUTOR - CIGNA FINANCIAL SERVICES

CIGNA Financial Services ("CFS") is the distributor and principal underwriter of the Policy described in the Prospectus and this Statement of Additional Information.

CFS's principal business address is 280 Trumbull Street, Hartford, Connecticut 06103. CFS is registered as a broker-dealer under the Securities and Exchange Act of 1934 ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). CFS is a Delaware corporation organzied in 1995.

The Policy is offered on a continuous basis. CFS enters into distribution agreements with independent broker-dealers who are registered under the Exchange Act and with entities that may offer the Policy but are exempt from registration. Applications for the Policy are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, CFS may offer the Policy directly to potential purchasers.

Gross commissions paid by us on the sale of Policies are as follows:

FOR CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICIES:

Gross commissions paid by us on the sale of Policies will not exceed:

o First Policy Year: 40% of target premium, plus 3% of any premium payment in excess of target premium..

o Renewal: 3% of premium payments, plus 25% of any increase in target premium.

In addition, in New York and New Jersey we will pay annual renewal compensation of up to .10% of net accumulation value beginning in the second policy year.

FOR CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE II POLICIES:

Gross commissions paid by us on the sale of Policies will not exceed:

o First Policy Year: 45% of target premium, plus 3% of any premium payment in excess of target premium.

o Policy Years 2 through 10: 15% of target premium, plus 3% of any premium payment in excess of target premium.

o Renewal: 3% of premium payments, plus 25% of any increase in target premium.

In addition, we will pay annual renewal compensation of up to .10% of net accumulation value beginning in the second policy year.

In addition, in New York and New Jersey we will pay annual renewal compensation of up to .10% of net accumulation value beginning in the second policy year.

UNDERWRITING

We may underwrite amounts of insurance on any insured in excess of any guaranteed issue Amount to ascertain the insured's premium class.
Underwriting may be on a full or simplified basis. The monthly cost of insurance charge for an insured in a rated premium class may be assessed and flax extra monthly insurance charge or be modified by a risk factor.

Current Cost of Insurance rates are based on the attained age (nearest birthday), and premium class of the person. Guaranteed Cost of Insurance rates are based on the 1980 CSO Table B, smoker distinct.

If required by law, unisex rates will apply, and we will use a unisex variation of that table. If we use unisex rates, generally cost of insurance charges will increase for females and will decrease for males. Charges for substandard risk classes are based on a multiple of the table rates.

                       Report of Independent Accountants

To the Board of Directors of Connecticut General
Life Insurance Company and Participants of the
CG Corporate Insurance Variable Life Separate Account 02

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the portfolios constituting the CG Corporate Insurance Variable Life Separate Account 02, (hereafter referred to as the "Account") at December 31, 2002, the results of its operations and the changes in its net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodians, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCooper LLP

Hartford, Connecticut
February 18, 2003

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Assets and Liabilities
As of December 31, 2002

                                                                                                     CIGNA Variable
                                                                                                     Products Group
                                                  Alger American Portfolio Sub-Accounts               Sub-Accounts
                                              ---------------------------------------------   ----------------------------
                                                                                              TimesSquare
                                                                 MidCap           Small        Investment     TimesSquare
                                                 Growth          Growth      Capitalization    Grade Bond     Money Market
                                              ------------    ------------   --------------   ------------    ------------
Assets:
Investment in variable insurance
 funds at fair value                          $  3,917,368    $    629,397    $    291,605    $ 10,838,251    $ 11,026,139
Receivable from Connecticut
General Life Insurance Company                          --              --              --               1              --
                                              ------------    ------------    ------------    ------------    ------------
Total net assets                                 3,917,368         629,397         291,605      10,838,252      11,026,139
                                              ------------    ------------    ------------    ------------    ------------
Accumulation units outstanding - Contracts
 sold before May 1, 1998 (RVUL 01)                  43,226          37,602          36,053         397,953         759,355
Net asset value per accumulation unit         $   11.13776    $   13.26692    $    7.50640    $   12.40728    $   12.22836

Accumulation units outstanding - Contracts
 sold after April 30, 1998 (RVUL 02)               524,997          13,881           3,742         464,737         149,701
Net asset value per accumulation unit         $    6.54466    $    9.40380    $    5.60589    $   12.69694    $   11.62633
                                              ------------    ------------    ------------    ------------    ------------
Accumulation net assets                       $  3,917,368    $    629,397    $    291,605    $ 10,838,252    $ 11,026,139
                                              ============    ============    ============    ============    ============


                                                                                            Fidelity Variable
                                             CIGNA Variable    Fidelity Variable Insurance     Insurance
                                             Products Group          Products Fund          Products Fund ll
                                              Sub-Accounts            Sub-Accounts             Sub-Account
                                              ------------    ----------------------------  ----------------
                                              TimesSquare        Equity-          High         Investment
                                                S&P 500          Income          Income        Grade Bond
                                              ------------    ------------    ------------  ----------------
Assets:
Investment in variable insurance
 funds at fair value                          $ 27,615,008    $  4,534,248    $    143,983    $  3,528,796
Receivable from Connecticut
General Life Insurance Company                           1              --              --              --
                                              ------------    ------------    ------------    ------------
Total net assets                                27,615,009       4,534,248         143,983       3,528,796
                                              ------------    ------------    ------------    ------------
Accumulation units outstanding - Contracts
 sold before May 1, 1998 (RVUL 01)               1,885,723          73,585          10,824         237,838
Net asset value per accumulation unit         $   11.01770    $   11.51141    $    8.05777    $   14.83015

Accumulation units outstanding - Contracts
 sold after April 30, 1998 (RVUL 02)               845,808         408,083           7,766             121
Net asset value per accumulation unit         $    8.08538    $    9.03537    $    7.30958    $   13.41550
                                              ------------    ------------    ------------    ------------
Accumulation net assets                       $ 27,615,009    $  4,534,248    $    143,983    $  3,528,796
                                              ============    ============    ============    ============


The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Assets and Liabilities
As of December 31, 2002

                                                                     Janus Aspen Series
                                              Goldman Sachs            Sub-Accounts              MFS Series Sub-Accounts
                                              -------------    ----------------------------    ----------------------------
                                                  MidCap                                         Emerging          Total
                                                  Value          Balanced       Worldwide         Growth          Return
                                               ------------    ------------    ------------    ------------    ------------
Assets:
Investment in variable insurance
 funds at fair value                          $  1,481,937    $    233,691    $  2,734,912    $    907,225    $    873,672
Receivable from Connecticut
General Life Insurance Company                          --              --               1              --              --
                                              ------------    ------------    ------------    ------------    ------------
  Total net assets                               1,481,937         233,691       2,734,913         907,225         873,672
                                              ------------    ------------    ------------    ------------    ------------

Accumulation units outstanding - Contracts
 sold before May 1, 1998 (RVUL 01                       --          13,030         174,331          61,056          42,482
Net asset value per accumulation unit         $         --    $    8.48523    $   11.21757    $    9.34576    $   14.00273

Accumulation units outstanding - Contracts
 sold after April 30, 1998 (RVUL 02)               154,003          14,797         102,637          56,561          26,223
Net asset value per accumulation unit         $    9.62278    $    8.32115    $    7.59320    $    5.95128    $   10.63221
                                              ------------    ------------    ------------    ------------    ------------
Accumulation net assets                       $  1,481,937    $    233,691    $  2,734,913    $    907,225    $    873,672
                                              ============    ============    ============    ============    ============





                                               Neuberger
                                                 Berman           OCC Accumulation Trust - Sub-Accounts
                                              ------------    --------------------------------------------
                                                                                                  Small
                                              AMT Partners       Equity         Managed            Cap
                                              ------------    ------------    ------------    ------------
Assets:
Investment in variable insurance
 funds at fair value                          $      3,621    $    233,163    $     64,925    $  1,228,451
Receivable from Connecticut
General Life Insurance Company                          --               1              --              --
                                              ------------    ------------    ------------    ------------
  Total net assets                                   3,621         233,164          64,925       1,228,451
                                              ------------    ------------    ------------    ------------
Accumulation units outstanding - Contracts
 sold before May 1, 1998 (RVUL 01                       --          20,968           5,794          87,700
Net asset value per accumulation unit         $    7.12807    $   10.43263    $   10.91747    $   12.51913

Accumulation units outstanding - Contracts
 sold after April 30, 1998 (RVUL 02)                   468           1,820             182          10,817
Net asset value per accumulation unit         $    7.73821    $    7.91921    $    9.16952    $   12.06651
                                              ------------    ------------    ------------    ------------
Accumulation net assets                       $      3,621    $    233,164    $     64,925    $  1,228,451
                                              ============    ============    ============    ============


The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Assets and Liabilities
As of December 31, 2002

                                                                                              Templeton
                                                                                               Variable
                                                                                               Products
                                                                                              Series Fund
                                                  PIMCO        Scudder VIT - Sub-Accounts     Sub-Account    Vanguard Group
                                              ------------    ----------------------------    ------------   --------------
                                                                                                Foreign         VIF Small
                                               High Yield         EAFE            Small        Securities       Company
                                                  Fund        Equity Index         Cap        Fund-Class l    Growth Fund
                                              ------------    ------------    ------------    ------------    ------------
Assets:
Investment in variable insurance
 funds at fair value                          $  5,082,693    $     26,954    $    255,714    $  2,353,716    $  1,597,868
Receivable from Connecticut
General Life Insurance Company                          --              --              --              --              --
                                              ------------    ------------    ------------    ------------    ------------
  Total net assets                               5,082,693          26,954         255,714       2,353,716       1,597,868
                                              ------------    ------------    ------------    ------------    ------------
Accumulation units outstanding - Contracts
 sold before May 1, 1998 (RVUL 01                   28,386           4,108           6,088          65,511           1,105
Net asset value per accumulation unit         $   10.53909    $    6.16154    $    9.55371    $    9.46995    $    9.76759

Accumulation units outstanding - Contracts
 sold after April 30, 1998 (RVUL 02)               436,685             309          21,965         222,951         162,337
Net asset value per accumulation unit         $   10.95419    $    5.31553    $    8.99391    $    7.77449    $    9.77642
                                              ------------    ------------    ------------    ------------    ------------
Accumulation net assets                       $  5,082,693    $     26,954    $    255,714    $  2,353,716    $  1,597,868
                                              ============    ============    ============    ============    ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2002


                                                                                                           CIGNA Variable
                                                                                                           Products Group
                                               Alger American Portfolio Sub-Accounts                        Sub-Accounts
                                         ----------------------------------------------     -----------------------------
                                                                                            TimesSquare
                                                             MidCap           Small          Investment     TimesSquare
                                            Growth           Growth       Capitalization     Grade Bond     Money Market
                                         ------------     ------------     ------------     ------------    ------------
Investment income:
Dividends                                $      1,831     $         --     $         --     $    421,331    $    149,927

Expenses:
Mortality and expense risk                     26,268           20,700           16,093           59,083          85,902
Administrative charges                          4,404            3,433            2,711            8,466          10,696
                                         ------------     ------------     ------------     ------------    ------------
  Net investment gain (loss)                  (28,841)         (24,133)         (18,804)         353,782          53,329
                                         ------------     ------------     ------------     ------------    ------------

Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                                --               --               --               --              --
Net realized gain (loss) on
 share transactions                          (147,772)      (1,992,949)      (2,585,417)          31,908              --
                                         ------------     ------------     ------------     ------------    ------------
  Net realized gain (loss)                   (147,772)      (1,992,949)      (2,585,417)          31,908              --
Change in net unrealized gain (loss)       (1,701,565)         620,046        1,544,755          295,905              --
                                         ------------     ------------     ------------     ------------    ------------
  Net realized and unrealized
   gain (loss) on investments              (1,849,337)      (1,372,903)      (1,040,662)         327,813              --
                                         ------------     ------------     ------------     ------------    ------------
Net increase (decrease) in net assets
 from operations                         $ (1,878,178)    $ (1,397,036)    $ (1,059,466)    $    681,595    $     53,329
                                         ============     ============     ============     ============    ============

                                                                                         Fidelity Variable
                                         CIGNA Variable     Fidelity Variable Insurance      Insurance
                                         Products Group           Products Fund           Products Fund ll
                                          Sub-Accounts             Sub-Accounts              Sub-Account
                                         ------------     -----------------------------     ------------
                                          TimesSquare        Equity-           High          Investment
                                            S&P 500          Income           Income         Grade Bond
                                         ------------     ------------     ------------     ------------
Investment income:
Dividends                                $    463,605     $     34,468     $    191,481     $    128,723

Expenses:
Mortality and expense risk                    226,177           18,030            8,570           28,398
Administrative charges                         29,268            2,537            1,510            3,341
                                         ------------     ------------     ------------     ------------
  Net investment gain (loss)                  208,160           13,901          181,401           96,984
                                         ------------     ------------     ------------     ------------

Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                           969,486           46,914               --               --
Net realized gain (loss) on
 share transactions                           (98,246)         (23,688)        (802,029)           2,627
                                         ------------     ------------     ------------     ------------
  Net realized gain (loss)                    871,240           23,226         (802,029)           2,627
Change in net unrealized gain (loss)       (8,998,955)        (348,578)         538,458          201,780
                                         ------------     ------------     ------------     ------------
  Net realized and unrealized
   gain (loss) on investments              (8,127,715)        (325,352)        (263,571)         204,407
                                         ------------     ------------     ------------     ------------
Net increase (decrease) in net assets
 from operations                         $ (7,919,555)    $   (311,451)    $    (82,170)    $    301,391
                                         ============     ============     ============     ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2002

                                                               Janus Aspen Series
                                         Goldman Sachs           Sub-Accounts                MFS Series Sub-Accounts
                                         -------------    -----------------------------     -----------------------------
                                            MidCap                                            Emerging          Total
                                            Value          Balanced          Worldwide         Growth           Return
                                         ------------     ------------     ------------     ------------     ------------
Investment income:
Dividends                                $     15,937     $      5,391     $     41,528     $         --     $     14,489

Expenses:
Mortality and expense risk                      1,460            1,351           38,190            9,654            6,425
Administrative charges                            265              198            5,690            1,295              841
                                         ------------     ------------     ------------     ------------     ------------
  Net investment gain (loss)                   14,212            3,842           (2,352)         (10,949)           7,223
                                         ------------     ------------     ------------     ------------     ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                             4,649               --               --               --           11,487
Net realized gain (loss) on
 share transactions                                30              454       (1,866,778)        (145,706)          (4,869)
                                         ------------     ------------     ------------     ------------     ------------
  Net realized gain (loss)                      4,679              454       (1,866,778)        (145,706)           6,618
Change in net unrealized gain (loss)           (3,080)         (18,928)           7,340         (439,493)         (67,220)
                                         ------------     ------------     ------------     ------------     ------------
  Net realized and unrealized
   gain (loss) on investments                   1,599          (18,474)      (1,859,438)        (585,199)         (60,602)
                                         ------------     ------------     ------------     ------------     ------------
Net increase (decrease) in net assets
 from operations                         $     15,811     $    (14,632)    $ (1,861,790)    $   (596,148)    $    (53,379)

                                          Neuberger
                                            Berman            OCC Accumulation Trust - Sub-Accounts
                                         ------------     ----------------------------------------------
                                                                                               Small
                                         AMT Partners        Equity          Managed            Cap
                                         ------------     ------------     ------------     ------------
Investment income:
Dividends                                $         --     $      2,516     $      1,911     $        948

Expenses:
Mortality and expense risk                         43            2,337              753           11,326
Administrative charges                              6              280               89            1,371
                                         ------------     ------------     ------------     ------------
  Net investment gain (loss)                      (49)            (101)           1,069          (11,749)
                                         ------------     ------------     ------------     ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                                --            2,246               --          205,771
Net realized gain (loss) on
 share transactions                              (536)          (3,636)          (4,805)            (792)
                                         ------------     ------------     ------------     ------------
  Net realized gain (loss)                       (536)          (1,390)          (4,805)         204,979
Change in net unrealized gain (loss)           (1,161)         (68,453)         (15,524)        (538,665)
                                         ------------     ------------     ------------     ------------
  Net realized and unrealized
   gain (loss) on investments                  (1,697)         (69,843)         (20,329)        (333,686)
                                         ------------     ------------     ------------     ------------
Net increase (decrease) in net assets
 from operations                         $     (1,746)    $    (69,944)    $    (19,260)    $   (345,435)

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2002



                                                                                               Templeton
                                                                                                Variable
                                                                                                Products
                                                                                              Series Fund
                                                 PIMCO         Scudder VIT - Sub-Accounts     Sub-Account    Vanguard Group
                                              ------------    ----------------------------    ------------   --------------
                                                                                                Foreign        VIF Small
                                               High Yield        EAFE            Small         Securities       Company
                                                  Fund        Equity Index        Cap         Fund-Class l    Growth Fund
                                              ------------    ------------    ------------    ------------    ------------
Investment income:
Dividends                                     $     77,174    $        431    $      1,993    $     19,437    $         --

Expenses:
Mortality and expense risk                           5,305             243           1,188          10,085           1,622
Administrative charges                                 917              33             159           1,351             294
                                              ------------    ------------    ------------    ------------    ------------
  Net investment gain (loss)                        70,952             155             646           8,001          (1,916)
                                              ------------    ------------    ------------    ------------    ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                                     --              --             150              --              --
Net realized gain (loss) on
 share transactions                                    101          (3,903)        (26,130)         (3,411)            125
                                              ------------    ------------    ------------    ------------    ------------
  Net realized gain (loss)                             101          (3,903)        (25,980)         (3,411)            125
Change in net unrealized gain (loss)               339,014          (7,768)         (9,558)       (197,577)         36,654
                                              ------------    ------------    ------------    ------------    ------------
  Net realized and unrealized
   gain (loss) on investments                      339,115         (11,671)        (35,538)       (200,988)         36,779
                                              ------------    ------------    ------------    ------------    ------------
Net increase (decrease) in net assets
 from operations                              $    410,067    $    (11,516)   $    (34,892)   $   (192,987)   $     34,863
                                              ============    ============    ============    ============    ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2001

                                                                                                    CIGNA Variable
                                                                                                    Products Group
                                              Alger American Portfolio Sub-Accounts                  Sub-Accounts
                                         ----------------------------------------------     ------------------------------
                                                             MidCap            Small         Investment
                                            Growth           Growth       Capitalization     Grade Bond      Money Market
                                         ------------     ------------    --------------    ------------     ------------
Investment income:
Dividends                                $      9,643     $         --     $      1,418     $    710,386     $    344,760

Expenses:
Mortality and expense risk                     24,616           19,992           14,847           47,596           79,581
Administrative charges                          3,911            3,217            2,485            6,647            9,795
                                         ------------     ------------     ------------     ------------     ------------
  Net investment gain (loss)                  (18,884)         (23,209)         (15,914)         656,143          255,384
                                         ------------     ------------     ------------     ------------     ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                           522,899        1,335,192               --           19,601               --
Net realized gain (loss) on
 share transactions                           (51,348)         (68,742)         (82,004)          56,524               --
                                         ------------     ------------     ------------     ------------     ------------
  Net realized gain (loss)                    471,551        1,266,450          (82,004)          76,125               --
Change in net unrealized gain (loss)         (946,028)      (1,469,841)        (837,746)        (209,722)              --
                                         ------------     ------------     ------------     ------------     ------------
  Net realized and unrealized
   gain (loss) on investments                (474,477)        (203,391)        (919,750)        (133,597)              --
                                         ------------     ------------     ------------     ------------     ------------
Net increase (decrease) in net assets
 from operations                         $   (493,361)    $   (226,600)    $   (935,664)    $    522,546     $    255,384
                                         ============     ============     ============     ============     ============

                                          CIGNA Variable
                                          Products Group
                                           Sub-Accounts     Deutsche VIT - Sub-Accounts
                                          -------------    -----------------------------
                                                             EAFE(R)          Small
                                            S&P 500        Equity Index    Capitalization
                                          ------------     ------------    --------------
Investment income:
Dividends                                 $    369,577     $         --     $         38

Expenses:
Mortality and expense risk                     249,732              515              348
Administrative charges                          31,502               68               42
                                          ------------     ------------     ------------
  Net investment gain (loss)                    88,343             (583)            (352)
                                          ------------     ------------     ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                                 --               --              309
Net realized gain (loss) on
 share transactions                           (986,920)         (57,201)         (18,694)
                                          ------------     ------------     ------------
  Net realized gain (loss)                    (986,920)         (57,201)         (18,385)
Change in net unrealized gain (loss)        (3,744,331)          25,368            9,003
                                          ------------     ------------     ------------
  Net realized and unrealized
   gain (loss) on investments               (4,731,251)         (31,833)          (9,382)
                                          ------------     ------------     ------------
Net increase (decrease) in net assets
 from operations                          $ (4,642,908)    $    (32,416)    $     (9,734)
                                          ============     ============     ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2001

                                                                    Fidelity
                                                                    Variable
                                                Fidelity           Insurance
                                           Variable Insurance       Products
                                             Products Fund           Fund ll       Janus Aspen Series
                                              Sub-Accounts         Sub-Account        Sub-Accounts          MFS Series Sub-Accounts
                                        -----------------------    ----------   ------------------------    -----------------------
                                         Equity-         High      Investment                                Emerging      Total
                                         Income         Income     Grade Bond   Balanced      Worldwide       Growth       Return
                                        ---------     ---------    ----------   --------     -----------     ---------     -------
Investment income:
Dividends                               $  29,343     $ 154,104     $247,091    $  4,235     $    29,969     $      --     $ 9,674

Expenses:
Mortality and expense risk                 14,985         7,908       31,268       1,132          44,781        13,146       2,302
Administrative charges                      1,858         1,314        3,757         150           6,320         1,717         331
                                        ---------     ---------     --------    --------     -----------     ---------     -------
  Net investment gain (loss)               12,500       144,882      212,066       2,953         (21,132)      (14,863)      7,041
                                        ---------     ---------     --------    --------     -----------     ---------     -------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                        82,439            --           --          --              --       107,630       6,935
Net realized gain (loss) on share
 transactions                               3,732        (6,588)      48,307      (3,367)        (63,646)     (210,664)        599
                                        ---------     ---------     --------    --------     -----------     ---------     -------
  Net realized gain (loss)                 86,171        (6,588)      48,307      (3,367)        (63,646)     (103,034)      7,534
Change in net unrealized gain (loss)     (224,616)     (305,467)      13,438      (6,964)     (1,631,285)     (686,896)     (8,146)
                                        ---------     ---------     --------    --------     -----------     ---------     -------
  Net realized and unrealized
   gain (loss) on investments            (138,445)     (312,055)      61,745     (10,331)     (1,694,931)     (789,930)       (612)
                                        ---------     ---------     --------    --------     -----------     ---------     -------
Net increase (decrease) in net assets
 from operations                        $(125,945)    $(167,173)    $273,811    $ (7,378)    $(1,716,063)    $(804,793)    $ 6,429
                                        =========     =========     ========    ========     ===========     =========     =======

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2001

                                                                                                        Templeton
                                                                                                         Variable
                                         Neuberger                                                   Products Series
                                          Berman            OCC Accumulation Trust - Sub-Accounts    Fund Sub-Account
                                                                                         Small        International-
                                        AMT Partners       Equity        Managed     Capitalization      Class l
                                        ------------    ----------     ----------    --------------    ------------
Investment income:
Dividends                                $       36     $    2,074     $    2,425     $     11,756     $     39,203

Expenses:
Mortality and expense risk                       49          2,722          1,282           11,797           11,071
Administrative charges                            6            323            152            1,403            1,427
                                         ----------     ----------     ----------     ------------     ------------
  Net investment gain (loss)                    (19)          (971)           991           (1,444)          26,705
                                         ----------     ----------     ----------     ------------     ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                             340          1,982             --          105,295          293,692
Net realized gain (loss) on share
 transactions                                  (203)         3,876         20,207           31,760         (166,305)
                                         ----------     ----------     ----------     ------------     ------------
  Net realized gain (loss)                      137          5,858         20,207          137,055          127,387
Change in net unrealized gain (loss)           (339)       (31,094)       (27,372)         (52,456)        (470,444)
                                         ----------     ----------     ----------     ------------     ------------
  Net realized and unrealized
   gain (loss) on investments                  (202)       (25,236)        (7,165)          84,599         (343,057)
                                         ----------     ----------     ----------     ------------     ------------
Net increase (decrease) in net assets
 from operations                         $     (221)    $  (26,207)    $   (6,174)    $     83,155     $   (316,352)
                                         ==========     ==========     ==========     ============     ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2000

                                                                                               CIGNA Variable
                                                                                               Products Group
                                            Alger American Portfolio Sub-Accounts               Sub-Accounts
                                         ----------------------------------------  ---------------------------------------
                                                         MidCap         Small      Investment
                                           Growth        Growth    Capitalization  Grade Bond   Money Market    S&P 500
                                         ---------     ---------   --------------  -----------  ------------  ------------
Investment income:
Dividends                                $      --     $      --     $         --     $371,148    $242,523    $    786,984

Expenses:
Mortality and expense risk                  22,278        12,293           16,002       30,265      31,560         308,246
Administrative charges                       3,190         1,829            2,555        4,221       4,017          38,576
                                         ---------     ---------     ------------     --------    --------    ------------
  Net investment gain (loss)               (25,468)      (14,122)         (18,557)     336,662     206,946         440,162
                                         ---------     ---------     ------------     --------    --------    ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                        417,669       251,927        1,043,110           --          --         540,611
Net realized gain (loss) on share
 transactions                             (144,142)     (197,961)        (125,769)         809          --         123,929
                                         ---------     ---------     ------------     --------    --------    ------------
  Net realized gain (loss)                 273,527        53,966          917,341          809          --         664,540
Change in net unrealized gain (loss)      (892,940)       (8,654)      (1,751,035)      89,778          --      (5,051,494)
                                         ---------     ---------     ------------     --------    --------    ------------
  Net realized and unrealized
   gain (loss) on investments             (619,413)       45,312         (833,694)      90,587          --      (4,386,954)
                                         ---------     ---------     ------------     --------    --------    ------------
Net increase (decrease) in net assets
 resulting from operations               $(644,881)    $  31,190     $   (852,251)    $427,249    $206,946    $ (3,946,792)
                                         =========     =========     ============     ========    ========    ============

                                         Deutsche VIT - Sub-Accounts
                                         ---------------------------
                                            EAFE(R)        Small
                                         Equity Index  Capitalization
                                         ------------  --------------
Investment income:
Dividends                                  $     --     $         --

Expenses:
Mortality and expense risk                    1,793            1,077
Administrative charges                          216              128
                                           --------     ------------
  Net investment gain (loss)                 (2,009)          (1,205)
                                           --------     ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                           4,125              885
Net realized gain (loss) on share
 transactions                                (3,357)          (1,019)
                                           --------     ------------
  Net realized gain (loss)                      768             (134)
Change in net unrealized gain (loss)        (35,616)          (9,431)
                                           --------     ------------
  Net realized and unrealized
   gain (loss) on investments               (34,848)          (9,565)
                                           --------     ------------
Net increase (decrease) in net assets
 resulting from operations                 $(36,857)    $    (10,770)
                                           ========     ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2000

                                                                   Fidelity
                                                Fidelity           Variable
                                           Variable Insurance     Insurance
                                              Products Fund     Products Fund ll   Janus Aspen Series
                                              Sub-Accounts        Sub-Account         Sub-Accounts          MFS Series Sub-Accounts
                                         ----------------------  -------------  -------------------------   -----------------------
                                           Equity-      High      Investment                                 Emerging      Total
                                           Income      Income     Grade Bond    Balanced       Worldwide      Growth       Return
                                         ---------    ---------   ----------    ---------    ------------   ----------     --------
Investment income:
Dividends                                $  24,187    $ 48,007     $ 286,550    $   4,172    $    133,688   $   88,642     $  7,603

Expenses:
Mortality and expense risk                  13,366       8,142        34,964          448          48,988       23,389        1,586
Administrative charges                       1,609       1,135         4,278           82           6,390        2,908          230
                                         ---------    ---------    ---------    ---------    ------------   ----------     --------
  Net investment gain (loss)                 9,212      38,730       247,308        3,642          78,310       62,345        5,787
                                         ---------    ---------    ---------    ---------    ------------   ----------     --------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                         91,124          --            --          837         432,257       66,869        3,648
Net realized gain (loss) on share
 transactions                               26,555     (18,181)        2,579          (54)       (100,438)     (12,515)       1,344
                                         ---------    ---------    ---------    ---------    ------------   ----------     --------
  Net realized gain (loss)                 117,679     (18,181)        2,579          783         331,819       54,354        4,992
Change in net unrealized gain (loss)        35,556    (347,910)      171,110      (10,611)     (1,784,446)    (849,853)      20,021
                                         ---------    ---------    ---------    ---------    ------------   ----------     --------
  Net realized and unrealized
   gain (loss) on investments              153,235    (366,091)      173,689       (9,828)     (1,452,627)    (795,499)      25,013
                                         ---------    ---------    ---------    ---------    ------------   ----------     --------
Net increase (decrease) in net assets
 resulting from operations               $ 162,447    $(327,361)   $ 420,997    $  (6,186)   $ (1,374,317)  $ (733,154)    $ 30,800
                                         =========    =========    =========    =========    ============   ==========     ========

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Operations
For the year ended December 31, 2000

                                                                                                              Templeton
                                                                                                               Variable
                                          Neuberger                                                         Products Series
                                           Berman               OCC Accumulation Trust - Sub-Accounts       Fund Sub-Account
                                         ------------     ----------------------------------------------    ----------------
                                                                                              Small          International-
                                         AMT Partners        Equity          Managed      Capitalization        Class l
                                         ------------     ------------     ------------   --------------    ----------------
Investment income:
Dividends                                $         --     $      2,019     $     11,208     $      6,747     $     39,601

Expenses:
Mortality and expense risk                         22            2,403            5,947           10,135           18,025
Administrative charges                              2              284              702            1,194            2,291
                                         ------------     ------------     ------------     ------------     ------------
  Net investment gain (loss)                      (24)            (668)           4,559           (4,582)          19,285
                                         ------------     ------------     ------------     ------------     ------------
Net realized and unrealized gain
 (loss) on investments:
Capital gain distributions from
 portfolio sponsors                                --           26,076           62,583               --          236,408
Net realized gain (loss) on share
 transactions                                      (2)             728           (4,461)           4,771            7,643
                                         ------------     ------------     ------------     ------------     ------------
  Net realized gain (loss)                         (2)          26,804           58,122            4,771          244,051
Change in net unrealized gain (loss)               (9)           5,560          (17,884)         451,848         (322,814)
                                         ------------     ------------     ------------     ------------     ------------
  Net realized and unrealized
   gain (loss) on investments                     (11)          32,364           40,238          456,619          (78,763)
                                         ------------     ------------     ------------     ------------     ------------
Net increase (decrease) in net assets
 resulting from operations               $        (35)    $     31,696     $     44,797     $    452,037     $    (59,478)
                                         ============     ============     ============     ============     ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2002


                                                                                                         CIGNA Variable
                                                                                                         Products Group
                                             Alger American Portfolio Sub-Accounts                        Sub-Accounts
                                        -------------------------------------------  ----------------------------------------------
                                                                                      TimesSquare
                                                          MidCap          Small       Investment       TimesSquare      TimesSquare
                                           Growth         Growth     Capitalization   Grade Bond      Money Market        S&P 500
                                        -----------    -----------   --------------  ------------     ------------     ------------
Operations:
Net investment gain (loss)              $   (28,841)   $   (24,133)  $     (18,804)  $    353,782     $     53,329     $    208,160
Net realized gain (loss)                   (147,772)    (1,992,949)     (2,585,417)        31,908               --          871,240
Change in net unrealized gain (loss)     (1,701,565)       620,046       1,544,755        295,905               --       (8,998,955)
                                        -----------    -----------   -------------   ------------     ------------     ------------
  Net increase (decrease) in net
   assets from operations                (1,878,178)    (1,397,036)     (1,059,466)       681,595           53,329       (7,919,555)
                                        -----------    -----------   -------------   ------------     ------------     ------------
Accumulation unit transactions:
Participant deposits                      1,552,759      1,527,299       1,579,358      2,109,514        8,001,375        5,800,906
Participant transfers, net                  780,555     (2,359,551)     (2,047,820)     1,001,822       (6,589,878)         741,491
Participant withdrawals                    (388,992)      (388,992)       (288,194)      (392,627)        (534,699)      (1,539,039)
                                        -----------    -----------   -------------   ------------     ------------     ------------
  Net increase (decrease) from
   participant transactions               1,944,322     (1,221,244)       (756,656)     2,718,709          876,798        5,003,358
                                        -----------    -----------   -------------   ------------     ------------     ------------
    Total increase (decrease) in
     net assets                              66,144     (2,618,280)     (1,816,122)     3,400,304          930,127       (2,916,197)

Net assets:
Beginning of period                       3,851,224      3,247,677       2,107,727      7,437,948       10,096,012       30,531,206
                                        -----------    -----------   -------------   ------------     ------------     ------------
End of period                           $ 3,917,368    $   629,397   $     291,605   $ 10,838,252     $ 11,026,139     $ 27,615,009
                                        ===========    ===========   =============   ============     ============     ============

                                                                        Fidelity Variable
                                         Fidelity Variable Insurance       Insurance
                                                Products Fund            Products Fund ll
                                                 Sub-Accounts              Sub-Account
                                        ---------------------------     -----------------
                                          Equity-          High            Investment
                                          Income          Income           Grade Bond
                                        -----------     -----------        -----------
Operations:
Net investment gain (loss)              $    13,901     $   181,401        $    96,984
Net realized gain (loss)                     23,226        (802,029)             2,627
Change in net unrealized gain (loss)       (348,578)        538,458            201,780
                                        -----------     -----------        -----------
  Net increase (decrease) in net
   assets from operations                  (311,451)        (82,170)           301,391
                                        -----------     -----------        -----------
Accumulation unit transactions:
Participant deposits                        465,787         727,985             14,131
Participant transfers, net                2,887,138      (1,511,654)            (2,053)
Participant withdrawals                    (533,452)       (123,729)           (58,333)
                                        -----------     -----------        -----------
  Net increase (decrease) from
   participant transactions               2,819,473        (907,398)           (46,255)
                                        -----------     -----------        -----------
    Total increase (decrease) in
     net assets                           2,508,022        (989,568)           255,136

Net assets:
Beginning of period                       2,026,226       1,133,551          3,273,660
                                        -----------     -----------        -----------
End of period                           $ 4,534,248     $   143,983        $ 3,528,796
                                        ===========     ===========        ===========

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2002

                                                            Janus Aspen Series                                       Neuberger
                                        Goldman Sachs          Sub-Accounts           MFS Series Sub-Accounts          Berman
                                        -------------   -------------------------     -------------------------     ------------
                                           MidCap                                      Emerging         Total
                                           Value        Balanced       Worldwide        Growth         Return       AMT Partners
                                        -----------     ---------     -----------     -----------     ---------     ------------
Operations:
Net investment gain (loss)              $    14,212     $   3,842     $    (2,352)    $   (10,949)    $   7,223     $        (49)
Net realized gain (loss)                      4,679           454      (1,866,778)       (145,706)        6,618             (536)
Change in net unrealized gain (loss)         (3,080)      (18,928)          7,340        (439,493)      (67,220)          (1,161)
                                        -----------     ---------     -----------     -----------     ---------     ------------
  Net increase (decrease) in net
   assets from operations                    15,811       (14,632)     (1,861,790)       (596,148)      (53,379)          (1,746)
                                        -----------     ---------     -----------     -----------     ---------     ------------
Accumulation unit transactions:
Participant deposits                          2,204        81,816       1,774,542         281,727       107,741            2,698
Participant transfers, net                1,469,230        13,961      (2,634,996)       (131,418)       15,320           (2,530)
Participant withdrawals                      (5,308)      (26,922)       (426,504)       (199,855)      (47,881)            (246)
                                        -----------     ---------     -----------     -----------     ---------     ------------
Net increase (decrease) from
 participant transactions                 1,466,126        68,855      (1,286,958)        (49,546)       75,180              (78)
                                        -----------     ---------     -----------     -----------     ---------     ------------
Total increase (decrease) in
 net assets                               1,481,937        54,223      (3,148,748)       (645,694)       21,801           (1,824)

Net assets:
Beginning of period                              --       179,468       5,883,661       1,552,919       851,871            5,445
                                        -----------     ---------     -----------     -----------     ---------     ------------
End of period                           $ 1,481,937     $ 233,691     $ 2,734,913     $   907,225     $ 873,672     $      3,621
                                        ===========     =========     ===========     ===========     =========     ============


                                           OCC Accumulation Trust - Sub-Accounts
                                          ---------------------------------------
                                                                        Small
                                           Equity        Managed         Cap
                                          ---------     ---------     -----------
Operations:
Net investment gain (loss)                $    (101)    $   1,069     $   (11,749)
Net realized gain (loss)                     (1,390)       (4,805)        204,979
Change in net unrealized gain (loss)        (68,453)      (15,524)       (538,665)
                                          ---------     ---------     -----------
  Net increase (decrease) in net
   assets from operations                   (69,944)      (19,260)       (345,435)
                                          ---------     ---------     -----------
Accumulation unit transactions:
Participant deposits                         65,839         9,688          50,446
Participant transfers, net                  (20,259)       (5,239)        264,709
Participant withdrawals                     (78,418)      (28,703)        (42,767)
                                          ---------     ---------     -----------
Net increase (decrease) from
 participant transactions                   (32,838)      (24,254)        272,388
                                          ---------     ---------     -----------
Total increase (decrease) in
 net assets                                (102,782)      (43,514)        (73,047)

Net assets:
Beginning of period                         335,946       108,439       1,301,498
                                          ---------     ---------     -----------
End of period                             $ 233,164     $  64,925     $ 1,228,451
                                          =========     =========     ===========

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2002

                                                                                            Templeton
                                                                                             Variable
                                                                                         Products Series
                                           PIMCO           Scudder VIT - Sub-Accounts    Fund Sub-Account       Vanguard Group
                                        ------------     -----------------------------  ------------------    -----------------
                                         High Yield        EAFE(R)           Small      Foreign Securities    VIF Small Company
                                            Fund         Equity Index         Cap          Fund-Class l         Growth Fund
                                        ------------     ------------     ------------     ------------         ------------
Operations:
Net investment gain (loss)              $     70,952     $        155     $        646     $      8,001         $     (1,916)
Net realized gain (loss)                         101           (3,903)         (25,980)          (3,411)                 125
Change in net unrealized gain (loss)         339,014           (7,768)          (9,558)        (197,577)              36,654
                                        ------------     ------------     ------------     ------------         ------------
  Net increase (decrease) in net
   assets from operations                    410,067          (11,516)         (34,892)        (192,987)              34,863
                                        ------------     ------------     ------------     ------------         ------------

Accumulation unit transactions:
Participant deposits                             412            1,813           78,554          415,815                4,950
Participant transfers, net                 4,689,334           23,922          214,684        1,622,467            1,564,369
Participant withdrawals                      (17,120)          (4,540)          (9,266)        (361,705)              (6,314)
                                        ------------     ------------     ------------     ------------         ------------
  Net increase (decrease) from
   participant transactions                4,672,626           21,195          283,972        1,676,577            1,563,005
                                        ------------     ------------     ------------     ------------         ------------

    Total increase (decrease) in
     net assets                            5,082,693            9,679          249,080        1,483,590            1,597,868

Net assets:
Beginning of period                               --           17,275            6,634          870,126                   --
                                        ------------     ------------     ------------     ------------         ------------
End of period                           $  5,082,693     $     26,954     $    255,714     $  2,353,716         $  1,597,868
                                        ============     ============     ============     ============         ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2001

                                                                                                       CIGNA Variable
                                                                                                       Products Group
                                            Alger American Portfolio Sub-Accounts                       Sub-Accounts
                                        --------------------------------------------    -------------------------------------------
                                                          MidCap           Small         Investment
                                           Growth         Growth      Capitalization     Grade Bond     Money Market     S&P 500
                                        ------------   ------------   --------------    ------------    ------------   ------------
Operations:
Net investment gain (loss)              $    (18,884)  $    (23,209)   $    (15,914)    $    656,143    $    255,384   $     88,343
Net realized gain (loss)                     471,551      1,266,450         (82,004)          76,125              --       (986,920)
Change in net unrealized gain (loss)        (946,028)    (1,469,841)       (837,746)        (209,722)             --     (3,744,331)
                                        ------------   ------------    ------------     ------------    ------------   ------------
  Net increase (decrease) in net
   assets from operations                   (493,361)      (226,600)       (935,664)         522,546         255,384     (4,642,908)
                                        ------------   ------------    ------------     ------------    ------------   ------------
Accumulation unit transactions:
Participant deposits                       1,504,564        913,631         891,983        1,432,958       3,642,601      5,653,564
Participant transfers, net                   (75,640)       611,101         322,252          622,332        (344,481)    (2,330,091)
Participant withdrawals                     (818,653)      (656,293)       (838,415)      (2,179,389)       (896,978)    (4,859,122)
                                        ------------   ------------    ------------     ------------    ------------   ------------
  Net increase (decrease) from
   participant transactions                  610,271        868,439         375,820         (124,099)      2,401,142     (1,535,649)
                                        ------------   ------------    ------------     ------------    ------------   ------------
    Total increase (decrease) in
     net assets                              116,910        641,839        (559,844)         398,447       2,656,526     (6,178,557)

Net assets:
Beginning of period                        3,734,314      2,605,838       2,667,571        7,039,501       7,439,486     36,709,763
                                        ------------   ------------    ------------     ------------    ------------   ------------
End of period                           $  3,851,224   $  3,247,677    $  2,107,727     $  7,437,948    $ 10,096,012   $ 30,531,206
                                        ============   ============    ============     ============    ============   ============

                                          Deutsche VIT - Sub-Accounts
                                         -----------------------------
                                            EAFE(R)         Small
                                         Equity Index   Capitalization
                                         ------------   --------------
Operations:
Net investment gain (loss)               $       (583)    $    (352)
Net realized gain (loss)                      (57,201)      (18,385)
Change in net unrealized gain (loss)           25,368         9,003
                                         ------------     ---------
  Net increase (decrease) in net
   assets from operations                     (32,416)       (9,734)
                                         ------------     ---------
Accumulation unit transactions:
Participant deposits                            1,365         4,837
Participant transfers, net                        388            19
Participant withdrawals                      (199,442)     (159,084)
                                         ------------     ---------
  Net increase (decrease) from
   participant transactions                  (197,689)     (154,228)
                                         ------------     ---------
    Total increase (decrease) in
     net assets                              (230,105)     (163,962)

Net assets:
Beginning of period                           247,380       170,596
                                         ------------     ---------
End of period                            $     17,275     $   6,634
                                         ============     =========

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2001

                                                                            Fidelity
                                                                            Variable
                                           Fidelity Variable Insurance     Insurance
                                                  Products Fund          Products Fund ll        Janus Aspen Series
                                                  Sub-Accounts             Sub-Account              Sub-Accounts
                                        -----------------------------     ------------     -----------------------------
                                           Equity-           High          Investment
                                           Income           Income         Grade Bond        Balanced         Worldwide
                                        ------------     ------------     ------------     ------------     ------------
Operations:
Net investment gain (loss)              $     12,500     $    144,882     $    212,066     $      2,953     $    (21,132)
Net realized gain (loss)                      86,171           (6,588)          48,307           (3,367)         (63,646)
Change in net unrealized gain (loss)        (224,616)        (305,467)          13,438           (6,964)      (1,631,285)
                                        ------------     ------------     ------------     ------------     ------------
  Net increase (decrease) in net
   assets from operations                   (125,945)        (167,173)         273,811           (7,378)      (1,716,063)
                                        ------------     ------------     ------------     ------------     ------------
Accumulation unit transactions:
Participant deposits                         407,706          438,508           30,881           77,878        1,813,258
Participant transfers, net                   657,803          176,963           (4,228)          (9,886)         191,360
Participant withdrawals                     (709,934)        (558,264)      (1,564,765)         (86,103)      (1,305,136)
                                        ------------     ------------     ------------     ------------     ------------
  Net increase (decrease) from
   participant transactions                  355,575           57,207       (1,538,112)         (18,111)         699,482
                                        ------------     ------------     ------------     ------------     ------------
    Total increase (decrease) in
     net assets                              229,630         (109,966)      (1,264,301)         (25,489)      (1,016,581)

Net assets:
Beginning of period                        1,796,596        1,243,517        4,537,961          204,957        6,900,242
                                        ------------     ------------     ------------     ------------     ------------
End of period                           $  2,026,226     $  1,133,551     $  3,273,660     $    179,468     $  5,883,661
                                        ============     ============     ============     ============     ============

                                           MFS Series Sub-Accounts
                                         -----------------------------
                                           Emerging          Total
                                            Growth           Return
                                         ------------     ------------
Operations:
Net investment gain (loss)               $    (14,863)    $      7,041
Net realized gain (loss)                     (103,034)           7,534
Change in net unrealized gain (loss)         (686,896)          (8,146)
                                         ------------     ------------
  Net increase (decrease) in net
   assets from operations                    (804,793)           6,429
                                         ------------     ------------
Accumulation unit transactions:
Participant deposits                          481,489          158,939
Participant transfers, net                    120,675          582,738
Participant withdrawals                    (1,109,960)        (126,753)
                                         ------------     ------------
  Net increase (decrease) from
   participant transactions                  (507,796)         614,924
                                         ------------     ------------
    Total increase (decrease) in
     net assets                            (1,312,589)         621,353

Net assets:
Beginning of period                         2,865,508          230,518
                                         ------------     ------------
End of period                            $  1,552,919     $    851,871
                                         ============     ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2001

                                                                                                             Templeton
                                                                                                              Variable
                                          Neuberger                                                       Products Series
                                           Berman              OCC Accumulation Trust - Sub-Accounts      Fund Sub-Account
                                        ------------     -----------------------------------------------  ----------------
                                                                                              Small        International-
                                        AMT Partners        Equity          Managed       Capitalization       Class l
                                        ------------     ------------     ------------    --------------    ------------
Operations:
Net investment gain (loss)              $        (19)    $       (971)    $        991     $     (1,444)    $     26,705
Net realized gain (loss)                         137            5,858           20,207          137,055          127,387
Change in net unrealized gain (loss)            (339)         (31,094)         (27,372)         (52,456)        (470,444)
                                        ------------     ------------     ------------     ------------     ------------
  Net increase (decrease) in net
   assets from operations                       (221)         (26,207)          (6,174)          83,155         (316,352)
                                        ------------     ------------     ------------     ------------     ------------
Accumulation unit transactions:
Participant deposits                           1,615          102,686           29,547           81,752          256,512
Participant transfers, net                         4             (871)             (27)         125,983         (967,940)
Participant withdrawals                       (5,650)         (82,734)        (453,694)        (489,275)        (599,180)
                                        ------------     ------------     ------------     ------------     ------------
  Net increase (decrease) from
   participant transactions                   (4,031)          19,081         (424,174)        (281,540)      (1,310,608)
                                        ------------     ------------     ------------     ------------     ------------
    Total increase (decrease) in
     net assets                               (4,252)          (7,126)        (430,348)        (198,385)      (1,626,960)

Net assets:
Beginning of period                            9,697          343,072          538,787        1,499,883        2,497,086
                                        ------------     ------------     ------------     ------------     ------------
End of period                           $      5,445     $    335,946     $    108,439     $  1,301,498     $    870,126
                                        ============     ============     ============     ============     ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2000

                                                                                                      CIGNA Variable
                                                                                                      Products Group
                                         Alger American Portfolio Sub-Accounts                         Sub-Accounts
                                    ---------------------------------------------     ---------------------------------------------
                                                      MidCap           Small                                            Investment
                                       Growth         Growth       Capitalization     Money Market       S&P 500        Grade Bond
                                    -----------     -----------    --------------     ------------     ------------     -----------
Operations:
Net investment gain (loss)          $   (25,468)    $   (14,122)    $     (18,557)    $    206,946     $    440,162     $   336,662
Net realized gain (loss)                273,527          53,966           917,341               --          664,540             809
Net unrealized gain (loss)             (892,940)         (8,654)       (1,751,035)              --       (5,051,494)         89,778
                                    -----------     -----------     -------------     ------------     ------------     -----------
  Net increase (decrease) from
   operations                          (644,881)         31,190          (852,251)         206,946       (3,946,792)        427,249
                                    -----------     -----------     -------------     ------------     ------------     -----------
Accumulation unit transactions:
Participant deposits                    795,440         179,407           581,588       12,656,505        4,723,545       1,718,380
Participant transfers                 1,752,569       1,888,827         1,642,108       (5,765,700)      (2,193,272)      3,414,963
Participant withdrawals                (194,409)        (78,665)         (100,581)        (325,265)      (1,131,243)       (145,998)
                                    -----------     -----------     -------------     ------------     ------------     -----------
  Net increase (decrease) from
   participant transactions           2,353,600       1,989,569         2,123,115        6,565,540        1,399,030       4,987,345
                                    -----------     -----------     -------------     ------------     ------------     -----------
    Total increase (decrease) in
     net assets                       1,708,719       2,020,759         1,270,864        6,772,486       (2,547,762)      5,414,594

Net assets:
Beginning of period                   2,025,595         585,079         1,396,707          667,000       39,257,525       1,624,907
                                    -----------     -----------     -------------     ------------     ------------     -----------
End of period                       $ 3,734,314     $ 2,605,838     $   2,667,571     $  7,439,486     $ 36,709,763     $ 7,039,501
                                    ===========     ===========     =============     ============     ============     ===========

                                     Deutsche VIT - Sub-Accounts
                                     ---------------------------
                                      EAFE(R)         Small
                                      Equity      Capitalization
                                     ---------    --------------
Operations:
Net investment gain (loss)           $  (2,009)    $      (1,205)
Net realized gain (loss)                   768              (134)
Net unrealized gain (loss)             (35,616)           (9,431)
                                     ---------     -------------
  Net increase (decrease) from
   operations                          (36,857)          (10,770)
                                     ---------     -------------
Accumulation unit transactions:
Participant deposits                   137,627            99,629
Participant transfers                  138,960            68,607
Participant withdrawals                 (5,375)           11,831
                                     ---------     -------------
  Net increase (decrease) from
   participant transactions            271,212           180,067
                                     ---------     -------------
    Total increase (decrease) in
     net assets                        234,355           169,297

Net assets:
Beginning of period                     13,025             1,299
                                     ---------     -------------
End of period                        $ 247,380     $     170,596
                                     =========     =============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2000

                                                                       Fidelity
                                                                       Variable
                                     Fidelity Variable Insurance       Insurance
                                           Products Fund            Products Fund ll      Janus Aspen Series
                                            Sub-Accounts              Sub-Account            Sub-Accounts
                                   -----------------------------    ----------------  -----------------------------
                                      Equity-           High          Investment
                                      Income           Income         Grade Bond       Worldwide         Balanced
                                   ------------     ------------     ------------     ------------     ------------
Operations:
Net investment gain (loss)         $      9,212     $     38,730     $    247,308     $     78,310     $      3,642
Net realized gain (loss)                117,679          (18,181)           2,579          331,819              783
Net unrealized gain (loss)               35,556         (347,910)         171,110       (1,784,446)         (10,611)
                                   ------------     ------------     ------------     ------------     ------------
  Net increase (decrease) from
   operations                           162,447         (327,361)         420,997       (1,374,317)          (6,186)
                                   ------------     ------------     ------------     ------------     ------------
Accumulation unit transactions:
Participant deposits                    546,479           75,833           45,190        1,182,540           11,741
Participant transfers                  (137,533)         701,198           (2,785)       2,591,838          201,096
Participant withdrawals                (154,810)         (37,390)         (89,432)        (290,863)          (1,694)
                                   ------------     ------------     ------------     ------------     ------------
Net increase (decrease) from
 participant transactions               254,136          739,641          (47,027)       3,483,515          211,143
                                   ------------     ------------     ------------     ------------     ------------
  Total increase (decrease) in
   net assets                           416,583          412,280          373,970        2,109,198          204,957

Net assets:
Beginning of period                   1,380,013          831,237        4,163,991        4,791,044               --
                                   ------------     ------------     ------------     ------------     ------------
End of period                      $  1,796,596     $  1,243,517     $  4,537,961     $  6,900,242     $    204,957
                                   ============     ============     ============     ============     ============

                                       MFS Series Sub-Accounts
                                     -----------------------------
                                       Emerging           Total
                                        Growth           Return
                                     ------------     ------------
Operations:
Net investment gain (loss)           $     62,345     $      5,787
Net realized gain (loss)                   54,354            4,992
Net unrealized gain (loss)               (849,853)          20,021
                                     ------------     ------------
  Net increase (decrease) from
   operations                            (733,154)          30,800
                                     ------------     ------------
Accumulation unit transactions:
Participant deposits                      809,247          171,619
Participant transfers                     563,733         (132,907)
Participant withdrawals                  (212,938)         (33,589)
                                     ------------     ------------
Net increase (decrease) from
 participant transactions               1,160,042            5,123
                                     ------------     ------------
  Total increase (decrease) in
   net assets                             426,888           35,923

Net assets:
Beginning of period                     2,438,620          194,595
                                     ------------     ------------
End of period                        $  2,865,508     $    230,518
                                     ============     ============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate
Account 02
Financial Statements

Statements of Changes in Net Assets
For the year ended December 31, 2000

                                                                                                          Templeton
                                                                                                          Variable
                                        Neuberger                                                       Products Series
                                         Berman               OCC Accumulation Trust - Sub-Accounts    Fund Sub-Account
                                     -------------     ---------------------------------------------   ----------------
                                                                                           Small         International-
                                      AMT Partners        Equity         Managed       Capitalization       Class l
                                     -------------     -----------     -----------     --------------    -------------
Operations:
Net investment gain (loss)           $         (24)    $      (668)    $     4,559     $      (4,582)    $      19,285
Net realized gain (loss)                        (2)         26,804          58,122             4,771           244,051
Net unrealized gain (loss)                      (9)          5,560         (17,884)          451,848          (322,814)
                                     -------------     -----------     -----------     -------------     -------------
  Net increase (decrease) from
   operations                                  (35)         31,696          44,797           452,037           (59,478)
                                     -------------     -----------     -----------     -------------     -------------
Accumulation unit transactions:
Participant deposits                         1,579         103,790          93,723            16,711           664,751
Participant transfers                        8,221         (15,023)       (373,238)           (4,981)           14,345
Participant withdrawals                        (68)        (35,903)        (40,837)          (25,118)         (130,440)
                                     -------------     -----------     -----------     -------------     -------------
  Net increase (decrease) from
   participant transactions                  9,732          52,864        (320,352)          (13,388)          548,656
                                     -------------     -----------     -----------     -------------     -------------
     Total increase (decrease) in
      net assets                             9,697          84,560        (275,555)          438,649           489,178

Net assets:
Beginning of period                             --         258,512         814,342         1,061,234         2,007,908
                                     -------------     -----------     -----------     -------------     -------------
End of period                        $       9,697     $   343,072     $   538,787     $   1,499,883     $   2,497,086
                                     =============     ===========     ===========     =============     =============

The Notes to the Financial Statements are an integral part of these statements.

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002
--------------------------------------------------------------------------------

1. Organization

            CG Corporate Insurance Variable Life Separate Account 02 (the Account) is registered as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The operations of the Account are part of the operations of Connecticut General Life Insurance Company (CG Life). The assets and liabilities of the Account are clearly identified and distinguished from other assets and liabilities of CG Life. The assets of the Account are not available to meet the general obligations of CG Life and are held for the exclusive benefit of the participants.

            At December 31, 2002, the assets of the Account are invested into variable sub-accounts, each of which is invested in shares of one of twenty-three portfolios (mutual funds) managed by twelve diversified open-end investment management companies, each portfolio having its own investment objective. The variable sub-accounts are:

        Alger American Fund:
            Alger American Growth Portfolio
            Alger American MidCap Growth Portfolio
            Alger American Small Capitalization Portfolio

        CIGNA Variable Products Group:
            TimesSquare Variable Products Investment Grade Bond Fund TimesSquare Variable Products Money Market Fund
            TimesSquare Variable Products S&P 500 Index Fund

        Fidelity Variable Insurance Products Fund:
            Fidelity Equity-Income Portfolio
            Fidelity High Income Portfolio

        Fidelity Variable Insurance Products Fund II:
            Fidelity Investment Grade Bond Portfolio

        Goldman Sachs Variable Insurance Trust:
            Goldman Sachs MidCap Value Fund

        Janus Aspen Series:
            Janus Aspen Series Balanced Portfolio
            Janus Aspen Series Worldwide Growth Portfolio

        MFS Variable Insurance Trust:
            MFS Emerging Growth Series
            MFS Total Return Series

        Neuberger Berman Advisors:
            Neuberger Berman Advisors Management Trust (AMT) Partners Portfolio

        OCC Accumulation Trust:
            OCC Equity Portfolio
            OCC Managed Portfolio
            OCC Small Cap Portfolio

        PIMCO Variable Insurance Trust:
            PIMCO High Yield Portfolio

        Scudder VIT Funds (formerly Deutsche Asset Management VIT Funds):
            Scudder VIT EAFE(R) Equity Index Fund
            Scudder VIT Small Cap Index Fund

        Templeton Variable Products Series Fund:
            Templeton Foreign Securities Fund - Class 1

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002 (continued)
--------------------------------------------------------------------------------

        Vanguard Variable Insurance Fund:
            Vanguard VIF Small Company Growth Portfolio

            During 2002, there were three new funds added: Goldman Sachs Midcap Value, PIMCO High Yield Fund and Vanguard VIF Small Company Growth Fund.

2. Significant Accounting Policies

      These financial statements have been prepared in conformity with generally accepted accounting principles and reflect management's estimates and assumptions, such as those regarding fair value, that affect recorded amounts. Actual results could differ from those estimates. Significant estimates are discussed throughout the Notes to Financial Statements. The following is a summary of significant accounting policies consistently applied in the preparation of the Account's financial statements:

      A. Investment Valuation: Investments held by the sub-accounts are valued at their respective closing net asset values per share as determined by the mutual funds as of December 31, 2002. The change in the difference between cost and value is reflected as a change in net unrealized gain (loss) in the Statements of Operations.

      B. Investment Transactions: Investment transactions are recorded on the trade date (date the order to buy or sell is executed). Realized gains and losses on sales of investments are determined by the last-in, first-out cost basis of the investment sold. Dividend and capital gain distributions are recorded on the ex-dividend date. Investment transactions are settled through CG Life. Amounts due to or due from CG Life as of December 31, 2002 are recorded as payables to/receivables from CG Life in the Statements of Assets and Liabilities.

      C. Federal Income Taxes: The operations of the Account form a part of, and are taxed with, the total operations of CG Life, which is taxed as a life insurance company. Under existing Federal income tax law, investment income (dividends) and capital gains attributable to the Account are not taxed.

      D. Contract Policies: New policies issued in the current year related to pre-existing contracts are deemed issued under that contract's original effective date, with regard to fee structures.

3. Investments

      Total mutual fund shares held and cost of investments as of December 31, 2002 were:

-----------------------------------------------------------------------------------------------------------
                                                                                                 Cost of
Mutual Fund Shares held by Sub-Accounts                                          Shares Held   Investments
-----------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                                     159,049    $  7,031,807
Alger American MidCap Growth Portfolio                                               50,555       1,362,073
Alger American Small Capitalization Portfolio                                        23,883       1,009,375
Fidelity Equity-Income Portfolio                                                    249,683       4,984,889
Fidelity High Income Portfolio                                                       24,283         299,701
Fidelity Investment Grade Bond Portfolio                                            257,577       3,111,634
Goldman Sachs MidCap Value Fund                                                     139,674       1,485,017
Janus Aspen Series Balanced Portfolio                                                11,350         270,200
Janus Aspen Series Worldwide Growth Portfolio                                       129,925       3,827,324
MFS Emerging Growth Series                                                           76,174       1,654,651
MFS Total Return Series                                                              50,974         926,605
Neuberger Berman AMT Partners Portfolio                                                 318           5,131
OCC Equity Portfolio                                                                  9,098         321,983
OCC Managed Portfolio                                                                 1,981          73,914
OCC Small Cap Portfolio                                                              57,084       1,515,586
PIMCO High Yield Portfolio                                                          708,884       4,743,686
Scudder VIT EAFE(R) Equity Index Fund                                                 4,166          44,208
Scudder VIT Small Cap Index Fund                                                     30,263         265,537
Templeton Foreign Securities Fund - Class 1                                         247,499       3,206,897
TimesSquare Variable Products Investment Grade Bond Fund                          1,069,916      10,699,176
TimesSquare Variable Products Money Market Fund                                  11,026,147      11,026,055
TimesSquare Variable Products S&P 500 Index Fund                                  2,170,991      35,107,483
Vanguard VIF Small Company Growth Portfolio                                         133,267       1,561,215
-----------------------------------------------------------------------------------------------------------

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002 (continued)
--------------------------------------------------------------------------------

3. Investments (continued)

Total purchases and sales of shares of each mutual fund for the years ended December 31, 2002, 2001 and 2000 were as follows:

-----------------------------------------------------------------------------------------------------------
                                          December 31, 2002
-----------------------------------------------------------------------------------------------------------
Mutual Fund Shares held by Sub-Account                                          Purchases          Sales
-----------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                                $  2,691,306    $    775,825
Alger American MidCap Growth Portfolio                                            2,046,404       3,291,781
Alger American Small Capitalization Portfolio                                     2,016,088       2,791,548
Fidelity Equity-Income Portfolio                                                  4,060,176       1,226,802
Fidelity High Income Portfolio                                                    1,178,706       1,904,703
Fidelity Investment Grade Bond Portfolio                                            142,219          91,490
Goldman Sachs MidCap Value Fund                                                   1,491,551          11,213
Janus Aspen Series Balanced Portfolio                                               115,821          43,124
Janus Aspen Series Worldwide Growth Portfolio                                     2,315,939       3,605,249
MFS Emerging Growth Series                                                          433,864         494,359
MFS Total Return Series                                                             192,958         110,555
Neuberger Berman AMT Partners Portfolio                                               4,859           4,986
OCC Equity Portfolio                                                                 77,891         110,830
OCC Managed Portfolio                                                                 9,858          33,043
OCC Small Cap Portfolio                                                             543,797         283,158
PIMCO High Yield Portfolio                                                        4,766,749          23,171
Scudder VIT EAFE(R) Equity Index Fund                                                36,661          15,311
Scudder VIT Small Cap Index Fund                                                    384,924         100,306
Templeton Foreign Securities Fund - Class 1                                       2,043,315         358,737
TimesSquare Variable Products Investment Grade Bond Fund                          6,573,428       3,500,938
TimesSquare Variable Products Money Market Fund                                   6,792,456       5,862,329
TimesSquare Variable Products S&P 500 Index Fund                                 11,152,744       5,941,226
Vanguard VIF Small Company Growth Portfolio                                       1,568,353           7,264
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                         December 31, 2001
-----------------------------------------------------------------------------------------------------------
Mutual Fund Shares held by Sub-Account                                          Purchases          Sales
-----------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                                $  2,522,171    $  1,407,938
Alger American MidCap Growth Portfolio                                            3,079,267         898,940
Alger American Small Capitalization Portfolio                                     1,327,404         967,539
Fidelity Equity-Income Portfolio                                                  1,334,810         884,332
Fidelity High Income Portfolio                                                      821,430         619,348
Fidelity Investment Grade Bond Portfolio                                            280,155       1,606,436
Goldman Sachs MidCap Value Fund                                                          --              --
Janus Aspen Series Balanced Portfolio                                               121,904         137,048
Janus Aspen Series Worldwide Growth Portfolio                                     2,910,590       2,232,342
MFS Emerging Growth Series                                                          977,375       1,392,447
MFS Total Return Series                                                             880,267         251,367
Neuberger Berman AMT Partners Portfolio                                               1,991           5,706
OCC Equity Portfolio                                                                103,922          83,779
OCC Managed Portfolio                                                                31,003         454,157
OCC Small Capitalization Portfolio                                                  350,166         527,398
PIMCO High Yield Portfolio                                                               --              --
Scudder VIT EAFE(R) Equity Index Fund                                                 1,386         199,717
Scudder VIT Small Capitalization Index Fund                                           4,930         159,222
Templeton International Fund - Class 1                                              650,746       1,640,962
TimesSquare Variable Products Investment Grade Bond Fund                          2,804,950       2,291,923
TimesSquare Variable Products Money Market Fund                                   8,059,596       5,402,745
TimesSquare Variable Products S&P 500 Index Fund                                  6,715,238       8,161,515
Vanguard VIF Small Company Growth Portfolio                                              --              --
-----------------------------------------------------------------------------------------------------------

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002 (continued)
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                             December 31, 2000
-----------------------------------------------------------------------------------------------------------
Mutual Fund Shares held by Sub-Account                                          Purchases          Sales
-----------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                                $  4,651,711    $  1,906,001
Alger American MidCap Growth Portfolio                                            3,707,656       1,480,248
Alger American Small Capitalization Portfolio                                     4,647,608       1,499,902
Fidelity Equity-Income Portfolio                                                    868,613         514,107
Fidelity High Income Portfolio                                                    1,609,200         830,813
Fidelity Investment Grade Bond Portfolio                                            354,260         153,875
Goldman Sachs MidCap Value Fund                                                          --              --
Janus Aspen Series Worldwide Growth Portfolio                                     5,919,681       1,925,662
Janus Aspen Series Balanced Portfolio                                               218,545           2,928
MFS Emerging Growth Series                                                        1,764,253         474,765
MFS Total Return Series                                                             199,282         184,700
Neuberger & Berman AMT Partners                                                       9,800              84
OCC Equity Portfolio                                                                137,017          58,770
OCC Managed Portfolio                                                               174,834         428,069
OCC Small Cap Portfolio                                                              24,271          42,688
PIMCO High Yield Portfolio                                                               --              --
Scudder VIT EAFE(R) Equity Index Fund                                               422,996         149,664
Scudder VIT Small Capitalization Index Fund                                         198,579          18,817
Templeton International Fund - Class 1                                            1,059,535         255,156
TimesSquare Variable Products Investment Grade Bond Fund                          5,617,227         293,324
TimesSquare Variable Products Money Market Fund                                  11,134,005       4,361,698
TimesSquare Variable Products S&P 500 Index Fund                                  7,976,612       5,598,134
Vanguard VIF Small Company Growth Portfolio                                              --              --
-----------------------------------------------------------------------------------------------------------

Changes in Units Outstanding
The changes in units outstanding for the years ended December 31, 2002, 2001 and 2000 were as follows:

--------------------------------------------------------------------------------------------------------
                                           December 31, 2002
--------------------------------------------------------------------------------------------------------
                                                                                                 Net
                                                                        Units      Units       Increase
Sub-Account                                                            Issued     Redeemed    (Decrease)
--------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                        296,933     (86,269)     210,664
Alger American MidCap Growth Portfolio                                 267,264    (491,518)    (224,254)
Alger American Small Capitalization Portfolio                          153,625    (328,574)    (174,949)
Fidelity Equity-Income Portfolio                                       427,027     (96,733)     330,294
Fidelity High Income Portfolio                                         137,914    (277,190)    (139,276)
Fidelity Investment Grade Bond Portfolio                                 1,011      (4,330)      (3,319)
Goldman Sachs MidCap Value Fund                                        154,521        (518)     154,003
Janus Aspen Series Balanced Portfolio                                   13,732      (5,687)       8,045
Janus Aspen Series Worldwide Growth Portfolio                          228,210    (434,273)    (206,063)
MFS Emerging Growth Series                                              44,829     (59,744)     (14,915)
MFS Total Return Series                                                 14,956      (8,052)       6,904
Neuberger Berman AMT Partners Portfolio                                    538        (644)        (106)
OCC Equity Portfolio                                                     6,182      (8,724)      (2,542)
OCC Managed Portfolio                                                      665      (2,898)      (2,233)
OCC Small Cap Portfolio                                                 22,192      (4,559)      17,633
PIMCO High Yield Portfolio                                             466,767      (1,696)     465,071
Scudder VIT EAFE(R) Equity Index Fund                                    4,617      (2,727)       1,890
Scudder VIT Small Cap Index Fund                                        37,653     (10,182)      27,471
Templeton Foreign Securities Fund - Class 1                            248,315     (37,576)     210,739
TimesSquare Variable Products Investment Grade Bond Fund               513,864    (291,318)     222,546
TimesSquare Variable Products Money Market Fund                        583,131    (507,949)      75,182
TimesSquare Variable Products S&P 500 Index Fund                     1,008,653    (558,287)     450,366
Vanguard VIF Small Company Growth Portfolio                            164,016        (574)     163,442

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002 (continued)
--------------------------------------------------------------------------------

3. Investments (continued)

--------------------------------------------------------------------------------------------------------
                                             December 31, 2001
--------------------------------------------------------------------------------------------------------
                                                                                                  Net
                                                                       Units       Units        Increase
Sub-Account                                                            Issued     Redeemed     (Decrease)
--------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                        184,411    (101,286)      83,125
Alger American MidCap Growth Portfolio                                 146,628    (114,516)      32,112
Alger American Small Capitalization Portfolio                          118,422     (54,991)      63,431
Fidelity Equity-Income Portfolio                                        90,920     (63,152)      27,768
Fidelity High Income Portfolio                                          81,428     (70,305)      11,123
Fidelity Investment Grade Bond Portfolio                                 2,535    (124,707)    (122,172)
Goldman Sachs MidCap Value Fund                                             --          --           --
Janus Aspen Series Balanced Portfolio                                   12,948     (14,339)      (1,391)
Janus Aspen Series Worldwide Growth Portfolio                          235,753    (164,007)      71,746
MFS Emerging Growth Series                                              67,525     (82,373)     (14,848)
MFS Total Return Series                                                 64,244     (19,866)      44,378
Neuberger Berman AMT Partners Portfolio                                    166        (576)        (410)
OCC Equity Portfolio                                                     7,398      (5,768)       1,630
OCC Managed Portfolio                                                    2,060     (32,142)     (30,082)
OCC Small Cap Portfolio                                                 15,910     (34,823)     (18,913)
PIMCO High Yield Portfolio                                                  --          --           --
Scudder VIT EAFE(R) Equity Index Fund                                      188     (21,318)     (21,130)
Scudder VIT Small Cap Index Fund                                           401     (14,035)     (13,634)
Templeton Foreign Securities Fund - Class 1                             26,130    (135,624)    (109,494)
TimesSquare Variable Products Investment Grade Bond Fund               187,761    (202,108)     (14,347)
TimesSquare Variable Products Money Market Fund                        668,419    (466,937)     201,482
TimesSquare Variable Products S&P 500 Index Fund                       508,212    (597,015)     (88,803)
Vanguard VIF Small Company Growth Portfolio                                 --          --           --
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                             December 31, 2000
--------------------------------------------------------------------------------------------------------
                                                                                                  Net
                                                                        Units      Units        Increase
Sub-Account                                                            Issued     Redeemed     (Decrease)
--------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                        304,814    (129,424)     175,390
Alger American MidCap Growth Portfolio                                 263,458    (113,860)     149,598
Alger American Small Capitalization Portfolio                          236,205    (104,568)     131,637
Fidelity Equity-Income Portfolio                                        60,669     (37,581)      23,088
Fidelity High Income Portfolio                                         158,470     (82,974)      75,496
Fidelity Investment Grade Bond Portfolio                                 5,919     (10,006)      (4,087)
Goldman Sachs MidCap Value Fund                                             --          --           --
Janus Aspen Series Balanced Portfolio                                   21,431        (258)      21,173
Janus Aspen Series Worldwide Growth Portfolio                          321,698    (118,908)     202,790
MFS Emerging Growth Series                                              71,911     (19,749)      52,162
MFS Total Return Series                                                 18,512     (18,099)         413
Neuberger Berman AMT Partners Portfolio                                    991          (7)         984
OCC Equity Portfolio                                                     8,735      (4,392)       4,343
OCC Managed Portfolio                                                    8,416     (33,147)     (24,731)
OCC Small Cap Portfolio                                                  1,636      (2,695)      (1,059)
PIMCO High Yield Portfolio                                                  --          --           --
Scudder VIT EAFE(R) Equity Index Fund                                   34,935     (12,444)      22,491
Scudder VIT Small Cap Index Fund                                        15,573      (1,466)      14,107
Templeton Foreign Securities Fund - Class 1                             61,106     (17,402)      43,704
TimesSquare Variable Products Investment Grade Bond Fund               517,409     (26,972)     490,437
TimesSquare Variable Products Money Market Fund                        469,214    (353,697)     115,517
TimesSquare Variable Products S&P 500 Index Fund                       980,271    (408,920)     571,351
Vanguard VIF Small Company Growth Portfolio                                 --          --           --
--------------------------------------------------------------------------------------------------------

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002 (continued)
--------------------------------------------------------------------------------

4. Charges and Deductions

      For all contracts, CG Life charges each variable sub-account for mortality and expense risks based on the current value of each sub-account's assets. On all contracts sold after April 30, 1998, this fee is calculated as the daily equivalent of the annual rate of .55% during the first fifteen policy years and ..15% thereafter. All contracts considered sold before May 1, 1998 have an annual fee for mortality and expense risks of .85% per year during the first ten policy years, .45% per year during the eleventh through fifteenth policy years and .15% thereafter.

      For all contracts, CG Life charges each variable sub-account for administrative costs. On all contracts sold after April 30, 1998, this fee is calculated as a daily equivalent of the annual rate of .10% per year during the first fifteen policy years only. For all contracts considered sold before May 1, 1998, CG Life charges administrative costs at the rate of .10% per year for the first ten policy years only.

      Both the mortality and expense risk charges and the administrative fee deductions are also assessed against amounts held in the fixed account, if any. The fixed account is part of the general account of CG Life and is not included in these financial statements.

      CG Life charges a one-time policy issue fee of $175, that represents a portion of CG Life's administrative expenses for all contracts sold after April 30, 1998 and $250 for all contracts considered sold before May 1, 1998. Policy issue fees for 2002, 2001 and 2000 which were deducted from initial premium payments before amounts were invested in the Account, amounted to $113,950, $53,275 and $72,225, respectively.

      For all contracts considered sold after April 30, 1998, CG Life deducts a premium load of 6.5% of each premium payment before amounts are invested in the Account, to cover sales loads, state tax and Federal income tax liabilities. Additional premium loads of 45% of premium payments up to target premium specified in the policy are deducted in the first policy year and an additional 12% of premium payments up to target premium are deducted in years two through ten. If the specified amount under the policy is increased based on policy changes, other than a change in the death benefit option, an additional 25% premium load on all current year premium payments up to the increase in the target premium will be deducted from premium payments received during the 12 months following the increase, to the extent such premium payments include amounts attributable to the increase in specified amount.

      For all contracts considered sold before May 1, 1998, CG Life deducts a premium load of 6.5% of each premium payment before amounts are invested in the Account, to cover sales loads, state tax and Federal income tax liabilities. An additional 40% of premium payments, up to one guideline annual premium, as defined in the Account's prospectus, are deducted in the first policy year. If the specified amount under the policy is increased based on policy changes, other than a change in the death benefit option, an additional 25% premium load on all current year premium payments up to the increase in the target premium are deducted from premium payments received during the 12 months following the increase, to the extent such premium payments include amounts attributable to the increase in specified amount.

      CG Life charges a monthly operations fee of $8 per month. This charge is for operations such as premium billings and collections, policy value calculations, confirmations and periodic reports.

      CG Life deducts a monthly charge for the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, years since issue, risk class of the insured (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charges are deducted proportionately from the value of each variable sub-account and/or the fixed account funding option. The fixed account is part of the general account of CG Life and is not included in these financial statements.

      CG Life charges a $25 transaction fee for each transfer between funding options in excess of four during the policy year. No transaction fee charges were paid to CG Life for the years ended December 31, 2002, 2001 or 2000.

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002 (continued)
--------------------------------------------------------------------------------

4. Charges and Deductions (continued)

      Fees charged by CG Life for premium loads are deducted from premium payments. Administrative fees and amounts deducted for the cost of insurance are included in participant withdrawals. Premium loads, net of refunds, administrative fees and costs of insurance, by variable sub-account, for the years ended December 31, 2002, 2001 and 2000 amounted to:

-------------------------------------------------------------------------------------------------------
          Premium Loads, net of (Refunds)
Sub-Account                                                             2002        2001         2000
-------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                      $ 138,428    $154,471     $ 89,810
Alger American MidCap Growth Portfolio                                 136,424      79,604       18,560
Alger American Small Capitalization Portfolio                          136,042      81,840       60,111
Fidelity Equity-Income Portfolio                                        54,250      34,205       46,964
Fidelity High Income Portfolio                                          63,619      39,980        6,906
Fidelity Investment Grade Bond Portfolio                                   974         863        2,862
Goldman Sachs MidCap Value Fund                                            386          --           --
Janus Aspen Series Balanced Portfolio                                    8,150      12,555        1,166
Janus Aspen Series Worldwide Growth Portfolio                          164,393     175,561      122,235
MFS Emerging Growth Series                                              29,261      50,988       83,306
MFS Total Return Series                                                 10,917      22,308       19,887
Neuberger Berman AMT Partners Portfolio                                    480         111          131
OCC Equity Portfolio                                                     5,195       7,870        8,219
OCC Managed Portfolio                                                      674       2,008        8,316
OCC Small Cap Portfolio                                                  5,865       7,560        1,916
PIMCO High Yield Portfolio                                                  29          --           --
Scudder VIT EAFE(R) Equity Index Fund                                      172        (138)      13,087
Scudder VIT Small Cap Index Fund                                        17,151         495        6,673
Templeton Foreign Securities Fund - Class 1                             35,610      26,548       55,379
TimesSquare Variable Products Investment Grade Bond Fund               152,885     146,829      174,209
TimesSquare Variable Products Money Market Fund                      1,750,075     594,205     1,978,425
TimesSquare Variable Products S&P 500 Index Fund                       524,067     511,951      470,626
Vanguard VIF Small Company Growth Portfolio                                794          --           --
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
          Administrative Fees
Sub-Account                                                             2002        2001         2000
-------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                      $   9,678    $  9,930     $ 10,782
Alger American MidCap Growth Portfolio                                   7,215       7,435        5,012
Alger American Small Capitalization Portfolio                            6,771       7,450        8,788
Fidelity Equity-Income Portfolio                                        12,214      12,014       13,857
Fidelity High Income Portfolio                                           3,325       3,250        2,940
Fidelity Investment Grade Bond Portfolio                                 1,811       2,761        4,046
Goldman Sachs MidCap Value Fund                                            567          --           --
Janus Aspen Series Balanced Portfolio                                      674         585          157
Janus Aspen Series Worldwide Growth Portfolio                           12,156      14,128       14,919
MFS Emerging Growth Series                                               4,708       6,005       11,493
MFS Total Return Series                                                  1,407       1,264        1,397
Neuberger Berman AMT Partners Portfolio                                     51          12            6
OCC Equity Portfolio                                                     1,526       1,724        1,601
OCC Managed Portfolio                                                      307         563        2,211
OCC Small Cap Portfolio                                                  1,342       1,131          937
PIMCO High Yield Portfolio                                               1,740          --           --
Scudder VIT EAFE(R) Equity Index Fund                                      100         294          441
Scudder VIT Small Cap Index Fund                                           318          41          151
Templeton Foreign Securities Fund - Class 1                              6,533       7,168        8,680
TimesSquare Variable Products Investment Grade Bond Fund                18,784      11,684       10,326
TimesSquare Variable Products Money Market Fund                        105,170      52,884       92,088
TimesSquare Variable Products S&P 500 Index Fund                        51,006      50,294       56,908
Vanguard VIF Small Company Growth Portfolio                                655          --           --
-------------------------------------------------------------------------------------------------------

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002 (continued)
--------------------------------------------------------------------------------

4. Charges and Deductions (continued)

-------------------------------------------------------------------------------------------------------
          Costs of Insurance Deduction
Sub-Account                                                               2002        2001         2000
-------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                                      $ 116,081    $113,517     $166,472
Alger American MidCap Growth Portfolio                                 105,024      91,850       67,083
Alger American Small Capitalization Portfolio                           62,790      57,454       65,176
Fidelity Equity-Income Portfolio                                        96,361      91,938      138,769
Fidelity High Income Portfolio                                          31,834      26,790       32,142
Fidelity Investment Grade Bond Portfolio                                56,393      60,718       71,981
Goldman Sachs MidCap Value Fund                                          4,741          --           --
Janus Aspen Series Balanced Portfolio                                   11,366       7,550        1,620
Janus Aspen Series Worldwide Growth Portfolio                          181,518     195,220      214,772
MFS Emerging Growth Series                                              78,792      91,642      153,969
MFS Total Return Series                                                 43,872      36,454       31,139
Neuberger Berman AMT Partners Portfolio                                    206         127           62
OCC Equity Portfolio                                                    37,378      36,693       33,069
OCC Managed Portfolio                                                    6,915      12,879       33,342
OCC Small Cap Portfolio                                                 23,302      20,806       16,992
PIMCO High Yield Portfolio                                              15,377          --           --
Scudder VIT EAFE(R) Equity Index Fund                                    4,447       3,741        5,199
Scudder VIT Small Cap Index Fund                                         8,952         718        1,847
Templeton Foreign Securities Fund - Class 1                             50,337      42,899       53,466
TimesSquare Variable Products Investment Grade Bond Fund               279,027     231,578      106,348
TimesSquare Variable Products Money Market Fund                        362,245     274,470      197,267
TimesSquare Variable Products S&P 500 Index Fund                       969,160     909,410      852,037
Vanguard VIF Small Company Growth Portfolio                              5,659          --           --
-------------------------------------------------------------------------------------------------------

      For policies considered issued after April 30, 1998, if the policy is fully surrendered during the first 12 months after issue, a credit will be refunded equal to 100% of all premium loads previously deducted in excess of 3.5% of all premiums paid. If the policy is fully surrendered during months 13 through 24, the credit will equal 50% of all premium loads previously deducted in excess of 3.5% of all premiums paid. If the policy is fully surrendered during the months 25 through 36, the credit will equal 33% of all premium loads previously deducted in excess of 3.5% of all premiums paid.

      For policies considered issued between May 1, 1997 and April 30, 1998, if the policy is fully surrendered during the first 12 months after issue, a credit will be refunded equal to 100% of all premium loads previously deducted in excess of 3.5% of all premiums paid. If the policy is fully surrendered during months 13 through 24, the credit will equal 50% of all premium loads previously deducted in excess of 3.5% of all premiums paid.

      Premium load refunds for the years ended December 31, 2002, 2001 and 2000, amounted to $673,534, $852,966 and $36,374, respectively.

      For partial surrenders, a transaction charge of $25 is imposed, allocated pro-rata among the variable sub-accounts (and, where applicable, the fixed account) from which the partial surrender proceeds are deducted, unless the policy owner and CG Life agree otherwise.

      Partial surrender transaction charges paid to CG Life for the years ended December 31, 2002, 2001 and 2000 were $200, $500 and $50, respectively.

5. Distribution of Net Income

      The Account does not expect to declare dividends to participants from accumulated net income. The accumulated net income is distributed to participants as part of death benefits, surrenders, and transfers to participant fixed or variable sub-accounts.

CG Corporate Insurance Variable Life Separate Account 02
Notes to Financial Statements
December 31, 2002 (continued)
--------------------------------------------------------------------------------

6. Diversification Requirements

      Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the Code), a variable life insurance policy will not be treated as life insurance under Section 7702 of the Code for any period for which the investments of the segregated asset account, on which the policy is based, are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury. CG Life believes, based on assurances from the mutual funds, that the mutual funds satisfy the requirements of the regulations. Therefore, the Account satisfies the requirements of the regulations, and CG Life believes the Account will continue to meet such requirements.

7. Related Party Transactions

      During the year ended December 31, 2002, management fees were paid to Times Square Capital Management, an affiliate of CG Life, in its capacity as advisor to the CIGNA Variable Products Group. The advisory agreement for the underlying funds provides for a fee at the annual rate of .35% of the average net assets of the Money Market Fund, .25% of the average net assets of the S&P 500 Index Fund and .50% of the average net assets of the Investment Grade Bond Fund.

8. Financial Highlights

      A summary of Financial Highlights of the Account for the year ended December 31, 2002, follows. Footnotes within the Financial Highlights represent the following:

* These amounts represent dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual funds, net of management fees assessed by the fund managers, divided by average net assets. These ratios exclude those expenses, such as mortality, expense and administrative charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-accounts is affected by the timing of the declaration of dividends by the underlying mutual funds in which the sub-accounts invest.

** These ratios represent annualized contract expenses, consisting of mortality, expense and administrative fee charges, for the year ended December 31, 2002. The ratios include only those expenses that result in a direct reduction to unit values. Charges, such as policy issue fees, premium loads and transaction fees made directly to contract owner accounts through the redemption of units and expenses of underlying mutual funds are excluded.

*** These amounts represent the total return for the year ended December 31, 2002, or shorter period if the fund was initially invested in during the year, including changes in the value of the underlying funds, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. This calculation is not applicable for new funds since there is no initial value.

                          CONNECTICUT GENERAL LIFE

                              INSURANCE COMPANY

                      CONSOLIDATED FINANCIAL STATEMENTS



                              DECEMBER 31, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Connecticut General Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Connecticut General Life Insurance Company and its subsidiaries (the Company) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002.


/s/ PricewaterhouseCoopers LLP

February 6, 2003

                                              CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                                                 CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------------------------------------
(In millions)
-----------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                            2002             2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Premiums and fees                                                                   $      8,343     $      7,469     $    7,072
Net investment income                                                                      2,366            2,441          2,395
Other revenues                                                                               616              465            110
Realized investment losses                                                                  (155)            (225)           (11)
                                                                                       ------------     ------------     ----------
     Total revenues                                                                       11,170           10,150          9,566
                                                                                       ------------     ------------     ----------
BENEFITS, LOSSES AND EXPENSES
Benefits, losses and settlement expenses                                                   8,409            6,380          6,296
Policy acquisition expenses                                                                  126               63             56
Other operating expenses                                                                   3,346            2,653          2,211
                                                                                       ------------     ------------     ----------
     Total benefits, losses and expenses                                                  11,881            9,096          8,563
                                                                                       ------------     ------------     ----------
INCOME (LOSS) BEFORE INCOME TAXES (BENEFITS)                                                (711)           1,054          1,003
                                                                                       ------------     ------------     ----------
Income taxes (benefits):
  Current                                                                                   (244)               7            484
  Deferred                                                                                   (19)             339           (164)
                                                                                       ------------     ------------     ----------
     Total taxes (benefits)                                                                 (263)             346            320
                                                                                       ------------     ------------     ----------
NET INCOME (LOSS)                                                                   $       (448)    $        708     $      683
----------------------------------------------------------------------------------=================================================
NET INCOME (LOSS) EXCLUDING GOODWILL AMORTIZATION
    IN 2001 AND 2000 (NOTE 2)                                                       $       (448)    $        727     $      702
----------------------------------------------------------------------------------=================================================

The accompanying Notes to the Financial Statements are an integral part of these statements.

                                          CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                                                 CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------------------------
(In millions)
---------------------------------------------------------------------------------------------------------------------------------
As of December 31,                                                                       2002                         2001
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Fixed maturities, at fair value (amortized cost, $22,041; $18,700)                $     23,649                   $     19,351
  Equity securities, at fair value (cost, $48; $51)                                           52                             54
  Mortgage loans                                                                           7,974                          9,077
  Policy loans                                                                             2,401                          2,770
  Real estate                                                                                244                            412
  Other long-term investments                                                                675                          1,008
  Short-term investments                                                                      45                            206
                                                                                       -----------                   ------------
       Total investments                                                                  35,040                         32,878
Cash and cash equivalents                                                                    870                            738
Accrued investment income                                                                    443                            456
Premiums, accounts and notes receivable                                                    1,951                          1,346
Reinsurance recoverables                                                                   6,870                          7,096
Deferred policy acquisition costs                                                            269                            260
Property and equipment                                                                       942                            810
Deferred income taxes                                                                        574                            663
Goodwill                                                                                     645                            645
Other assets, including other intangibles                                                    253                            314
Separate account assets                                                                   30,359                         35,217
---------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                                      $     78,216                   $     80,423
---------------------------------------------------------------------------------------==========================================

LIABILITIES
Contractholder deposit funds                                                        $     29,333                   $     28,955
Future policy benefits                                                                     8,984                          7,806
Unpaid claims and claim expenses                                                           1,915                          1,646
Unearned premiums                                                                            124                            110
                                                                                       -----------                   ------------
  Total insurance and contractholder liabilities                                          40,356                         38,517
Accounts payable, accrued expenses and other liabilities                                   3,166                          2,637
Separate account liabilities                                                              30,359                         35,217
---------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                       73,881                         76,371
---------------------------------------------------------------------------------------------------------------------------------

CONTINGENCIES - NOTE 17

SHAREHOLDER'S EQUITY
Common stock (5,978 shares issued and outstanding)                                            30                             30
Additional paid-in capital                                                                 1,983                          1,133
Net unrealized appreciation, fixed maturities                        $        350                   $        135
Net unrealized depreciation, equity securities                                 (8)                           (24)
Net unrealized appreciation, derivatives                                        5                              9
Net translation of foreign currencies                                          (1)                            (5)
                                                                        -----------                   ------------
  Accumulated other comprehensive income                                                     346                            115
Retained earnings                                                                          1,976                          2,774
---------------------------------------------------------------------------------------------------------------------------------
  Total shareholder's equity                                                               4,335                          4,052
---------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholder's equity                                        $     78,216                   $     80,423
---------------------------------------------------------------------------------------==========================================

The accompanying Notes to the Financial Statements are an integral part of these statements.

                                      3

                                            CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                                          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                                AND CHANGES IN SHAREHOLDER'S EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
(In millions)
-----------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                               2002                       2001                        2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                       COMPRE-        SHARE-       Compre-      Share-        Compre-      Share-
                                                       HENSIVE       HOLDER'S      hensive     holder's       hensive     holder's
                                                       INCOME         EQUITY       Income       Equity        Income       Equity
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, END OF YEAR                                           $      30                  $     30                   $     30
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL, BEGINNING OF YEAR                           1,133                     1,124                      1,120

  Capital contributed by parent                                           850                         9                          4
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL, END OF YEAR                                 1,983                     1,133                      1,124
-----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE
 INCOME, BEGINNING OF YEAR                                                115                        34                        (44)
  Net unrealized appreciation, fixed
    maturities                                        $     215           215     $     82           82      $     81           81
  Net unrealized appreciation
    (depreciation), equity securities                        16            16           (3)          (3)           (4)          (4)
                                                       ----------                  ---------                  ---------
  Net unrealized appreciation
    on securities                                           231                         79                         77
  Net unrealized appreciation
    (depreciation), derivatives                              (4)           (4)           9            9             -            -
  Net translation of foreign currencies                       4             4           (7)          (7)            1            1
                                                       ----------                  ---------                  ---------
    Other comprehensive income                              231                         81                         78
-----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE
 INCOME, END OF YEAR                                                      346                       115                         34
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, BEGINNING OF YEAR                                    2,774                     2,474                      2,373
  Net income (loss)                                        (448)         (448)         708          708           683          683
  Dividends declared                                                     (350)                     (408)                      (582)
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                                          1,976                     2,774                      2,474
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME (LOSS)
 AND SHAREHOLDER'S EQUITY                             $    (217)    $   4,335     $    789     $  4,052      $    761     $  3,662
-------------------------------------------------------============================================================================

The accompanying Notes to the Financial Statements are an integral part of these statements.

                                            CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                                              CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------------
(In millions)
-----------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                            2002             2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                     $      (448)     $       708    $       683
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Insurance liabilities                                                                  1,317             (217)           224
     Reinsurance recoverables                                                                 178               91           (202)
     Deferred policy acquisition costs                                                         (8)             (28)           (25)
     Premiums, accounts and notes receivable                                                  (23)             (84)          (107)
     Accounts payable, accrued expenses and other liabilities, including
        current income taxes                                                                 (412)              60             65
     Deferred income taxes                                                                    (19)             339           (164)
     Realized investment losses                                                               155              225             11
     Depreciation and amortization                                                            155              153            132
     Gains on sales of businesses                                                             (73)            (201)           (99)
     Other assets                                                                             (33)              55             14
     Other, net                                                                               (65)             (76)          (158)
                                                                                       ------------     ------------     ----------
     Net cash provided by operating activities                                                724            1,025            374
                                                                                       ------------     ------------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments sold:
     Fixed maturities                                                                       3,275            1,792          2,120
     Mortgage loans                                                                         1,249              579            332
     Equity securities                                                                         11                6             17
     Other (primarily short-term investments)                                               9,607            6,599          6,804
Investment maturities and repayments:
     Fixed maturities                                                                       1,756            1,989          1,871
     Mortgage loans                                                                           849              550            882
Investments purchased:
     Fixed maturities                                                                      (8,327)          (5,054)        (4,542)
     Mortgage loans                                                                          (965)          (1,310)        (1,352)
     Equity securities                                                                         (3)              (1)          (111)
     Other (primarily short-term investments)                                              (8,512)          (6,877)        (6,735)
Proceeds on sale of business, net                                                               -                -             45
Property and equipment, net                                                                  (278)            (348)          (222)
                                                                                       ------------     ------------     ----------
     Net cash used in investing activities                                                 (1,338)          (2,075)          (891)
                                                                                       ------------     ------------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits and interest credited to contractholder deposit                                    8,468                           8,765
Withdrawals and benefit payments from contractholder                                       (8,222)                         (7,642)
Dividends paid to parent                                                                     (350)                           (582)
Capital Contribution                                                                          850                2              4
Repayment of long term debt                                                                     -                -            (42)
                                                                                       ------------     ------------     ----------
     Net cash provided by financing activities                                                746            1,166            503
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                          132              116            (14)
Cash and cash equivalents, beginning of year                                                  738              622            636
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                $       870      $       738    $       622
---------------------------------------------------------------------------------------============================================
SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION:
     Income taxes paid, net of refunds                                                $       215      $       132    $       435
     Interest paid                                                                    $         -      $         -    $         2
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to the Financial Statements are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF BUSINESS

Connecticut General Life Insurance Company and its subsidiaries provide employee benefits offered through the workplace, including group life and health insurance, retirement products and services and investment management. Connecticut General operates throughout the United States and in selected international locations. Connecticut General is an indirect wholly owned subsidiary of CIGNA Corporation (CIGNA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION
   ---------------------

The consolidated financial statements include the accounts of Connecticut General and all significant subsidiaries, which are collectively referred to as "Connecticut General". Intercompany transactions and accounts have been eliminated in consolidation.

These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. Amounts recorded in the financial statements reflect management's estimates and assumptions about medical costs, investment valuation, interest rates and other factors. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.

Certain reclassifications have been made to prior years' amounts to conform to the 2002 presentation.

B. RECENT ACCOUNTING PRONOUNCEMENTS
   --------------------------------

CONSOLIDATION. In January 2003, the Financial Accounting Standards Board
(FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities," that provides criteria for consolidating certain entities based on majority ownership of expected losses or residual returns and must be implemented by July 1, 2003. Connecticut General is currently evaluating the potential effects on its consolidated financial statements of implementing this guidance. It is possible that Connecticut General could record additional assets and liabilities of up to the following approximate amounts: real estate joint venture assets and liabilities of $500 million each, including $400 million of liabilities for which there is no recourse to Connecticut General; and separate trust arrangement assets and nonrecourse liabilities of $190 million each. In the unlikely event that all of the underlying assets of these entities had no value and all other owners failed to meet their obligations, Connecticut General estimates that its maximum exposure to loss would approximate $325 million, primarily representing the net carrying value of Connecticut General's investments in these entities at December 31, 2002. However, Connecticut General expects to recover the recorded amounts of investments in these entities.

GOODWILL AND OTHER INTANGIBLE ASSETS. As of January 1, 2002, Connecticut General adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for reporting and measuring goodwill and other intangible assets.

In accordance with the standard, Connecticut General ceased goodwill amortization on January 1, 2002. Although goodwill is no longer amortized, SFAS No. 142 requires goodwill to be evaluated for impairment at least annually, and written down through earnings when impaired. At implementation, Connecticut General's evaluation of its goodwill, based on discounted cash flow analyses, resulted in no impairment loss. Connecticut General's annual evaluation of its goodwill during 2002 also resulted in no impairment loss.

For comparative purposes, net income excluding goodwill amortization was $727 million for the year ended December 31, 2001 and $702 million for the year ended December 31, 2000. Goodwill amortization is attributable to the Employee Health Care, Life and Disability Benefits segment.

IMPAIRMENT OF LONG-LIVED ASSETS. As of January 1, 2002, Connecticut General adopted SFAS No. 144, "Accounting for the

NOTES TO THE FINANCIAL STATEMENTS



Impairment or Disposal of Long-Lived Assets," and reclassified real estate of $90 million to "held and used" from "held for sale". Adoption of SFAS No. 144 did not have a material effect on Connecticut General's consolidated financial statements. See Note 2(D) for further information regarding the accounting treatment of Connecticut General's real estate investments.

NOTES TO THE FINANCIAL STATEMENTS


DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES.
As of January 1, 2001, Connecticut General implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." At implementation, SFAS No. 133 had an immaterial effect on Connecticut General's consolidated financial statements. Additional information regarding SFAS No. 133 and the nature and accounting treatment of Connecticut General's derivative financial instruments is included in
Note 7(G).

C. FINANCIAL INSTRUMENTS
   ---------------------

In the normal course of business, Connecticut General enters into transactions involving various types of financial instruments. These financial instruments include:

o  various investments (such as fixed maturities and equity securities); and

o off-balance-sheet instruments (such as investment and certain loan commitments and financial guarantees).

These instruments may change in value due to interest rate and market fluctuations, and most also have credit risk. Connecticut General evaluates and monitors each financial instrument individually and, when management considers it appropriate, uses a derivative instrument or obtains collateral or another form of security to minimize risk of loss.

Most financial instruments that are subject to fair value disclosure requirements (such as fixed maturities and equity securities) are carried in the financial statements at amounts that approximate fair value. The following table shows the fair values and carrying values of Connecticut General's financial instruments not carried at fair value, at the end of 2002 and 2001:

----------------------------------------------------------------------------------
(In millions)                     2002                             2001
----------------------------------------------------------------------------------
                          FAIR         CARRYING             Fair         Carrying
                         VALUE            VALUE            Value            Value
----------------------------------------------------------------------------------
Mortgage loans      $    8,789       $    7,974       $    9,552       $    9,077
Contractholder
  deposit funds,
  excluding
  universal
  life products     $   20,863       $   20,225       $   19,374       $   18,984
----------------------------------------------------------------------------------

Fair values of off-balance-sheet financial instruments were not material.

Fair values of financial instruments are based on quoted market prices when available. When market prices are not available, management estimates fair value based on discounted cash flow analyses, which use current interest rates for similar financial instruments with comparable terms and credit quality. Management estimates the fair value of liabilities for contractholder deposit funds using the amount payable on demand and, for those deposit funds not payable on demand, using discounted cash flow analyses. In many cases, the estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the instrument were sold immediately.

D. INVESTMENTS
   -----------

Connecticut General's accounting policies for investment assets are discussed below.

FIXED MATURITIES AND MORTGAGE LOANS. Investments in fixed maturities include bonds, mortgage- and other asset-backed securities and redeemable preferred stocks. These investments are classified as available for sale and are carried at fair value. Fixed maturities are considered impaired, and amortized cost is written down to fair value through earnings, when management expects a decline in value to persist (i.e. the decline is "other than temporary").

Mortgage loans are carried at unpaid principal balances. Impaired loans are carried at the lower of unpaid principal or fair value of the underlying collateral. Connecticut General estimates the fair value of the underlying collateral primarily using internal appraisals. Mortgage loans are considered impaired when it is probable that Connecticut General will not collect

NOTES TO THE FINANCIAL STATEMENTS


amounts due according to the terms of the loan agreement.

When an investment is current, Connecticut General recognizes interest income when it is earned. Connecticut General stops recognizing interest income on fixed maturities and mortgage loans when they are delinquent or have been restructured as to terms (interest rate or maturity date). Net investment income on these investments is only recognized when interest payments are actually received.

NOTES TO THE FINANCIAL STATEMENTS


REAL ESTATE. Investment real estate can be "held and used" or "held for sale" and is typically obtained through the foreclosure of mortgage loans. As of January 1, 2002, Connecticut General adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and accounts for real estate as follows:

o Real estate "held and used" is expected to be held longer than one year and includes real estate acquired through the foreclosure of mortgage loans. Connecticut General carries real estate held and used at depreciated cost less any write-downs to fair value due to impairment and assesses impairment when cash flows indicate that the carrying value may not be recoverable. Depreciation is generally calculated using the straight-line method based on the estimated useful life of the particular real estate asset.

o Real estate is "held for sale" when a buyer's investigation is completed, a deposit has been received and the sale is expected to be completed within the next year. Real estate held for sale is carried at the lower of carrying value or current fair value, less estimated costs to sell, and is not depreciated. Valuation reserves reflect any changes in fair value.

o Connecticut General uses several methods to determine the fair value of real estate, but relies primarily on discounted cash flow analyses and, in some cases, third party appraisals.

Real estate acquired through the foreclosure of mortgage loans prior to implementation of SFAS No. 144 was generally classified as "held for sale."

At the time of foreclosure, properties are reclassified from mortgage loans to real estate. Connecticut General rehabilitates, re-leases and sells foreclosed properties. This process usually takes from two to four years unless management considers a near-term sale preferable.

EQUITY SECURITIES AND SHORT-TERM INVESTMENTS. Connecticut General classifies equity securities and short-term investments as available for sale and carries them at fair value, which for short-term investments approximates cost. Equity securities include common and non-redeemable preferred stocks. Equity securities are considered impaired, and the cost basis is written down to fair value through earnings, when management expects a decline in value to persist.

POLICY LOANS. Policy loans are carried at unpaid principal balances.

OTHER LONG-TERM INVESTMENTS. Other long-term investments include assets in the separate accounts in excess of separate account liabilities (see Note 2(K)). These assets are carried at fair value. Investments in unconsolidated entities in which Connecticut General has significant influence are carried at cost plus Connecticut General's ownership percentage of reported income or loss. These entities include partnerships and limited liability companies holding real estate and securities.

INVESTMENT GAINS AND LOSSES. Realized investment gains and losses result from sales, investment asset write-downs and changes in valuation reserves, and are based on specifically identified assets. Connecticut General's net income does not include gains and losses on investment assets related to experience-rated pension policyholders' contracts (policyholder share) because these amounts generally accrue to the policyholders.

Unrealized gains and losses on investments carried at fair value are included in accumulated other comprehensive income, net of policyholder share and deferred income taxes.

DERIVATIVE FINANCIAL INSTRUMENTS. Note 7(G) discusses Connecticut General's accounting policies for derivative financial instruments.

E. CASH AND CASH EQUIVALENTS
   -------------------------

Cash equivalents consist of short-term investments that will mature in three months or less from the time of purchase.

F. REINSURANCE RECOVERABLES
   ------------------------

NOTES TO THE FINANCIAL STATEMENTS



Reinsurance recoverables are estimates of amounts that Connecticut General will receive from reinsurers and are recorded net of amounts management believes will not be received.

G. DEFERRED POLICY ACQUISITION COSTS
   ---------------------------------

Acquisition costs consist of incentive payments, commissions, premium taxes, and other costs that Connecticut General incurs to acquire new business. Depending on the product line they relate to, Connecticut General records acquisition costs in different ways. Acquisition costs for:

o CONTRACTHOLDER DEPOSIT FUNDS AND UNIVERSAL LIFE PRODUCTS are deferred and amortized in proportion to the present value of total estimated gross profits over the expected lives of the contracts.

o ANNUITY AND OTHER INDIVIDUAL LIFE INSURANCE AND GROUP HEALTH INDEMNITY PRODUCTS are deferred and amortized, generally in proportion to the ratio of periodic revenue to the estimated total revenues over the contract periods.

o    OTHER PRODUCTS are expensed as incurred.

Management estimates the present value of future revenues less expected payments on products that carry deferred policy acquisition costs. If that estimate is less than the deferred costs, Connecticut General reduces deferred policy acquisition costs and records an expense.

H. PROPERTY AND EQUIPMENT
   ----------------------

Property and equipment is carried at cost less accumulated depreciation. When applicable, cost includes interest, real estate taxes and other costs incurred during construction. Also included in this category is internal-use software that is acquired, developed or modified, solely to meet Connecticut General's internal needs, with no plan to market externally. Costs directly related to obtaining, developing or upgrading internal-use software are capitalized. Unamortized internal-use software costs were $466 million at December 31, 2002, and $328 million at December 31, 2001.

Most of the unamortized internal-use software costs relate to Connecticut General's health care business, which is currently engaged in a multi-year project to convert to newly designed systems and processes to support business growth and service to customers. Connecticut General has incurred total costs for this project of approximately $960 million from 1999 through 2002, of which $415 million has been capitalized and $545 million has been expensed as incurred. Accumulated amortization of capitalized amounts for this project was $15 million at December 31, 2002.

Capitalized costs for this multi-year project are amortized over a 7.5 year period. The amounts of amortization will increase as additional members are migrated to the new systems.

For other capitalized costs, Connecticut General calculates depreciation and amortization principally using the straight-line method based on the estimated useful life of each asset.

Accumulated depreciation and amortization was $827 million at December 31, 2002 and $718 million at December 31, 2001.

As explained in Note 16, Connecticut General allocates a portion of amounts expensed or amortized to its affiliates.

I. GOODWILL
   --------

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. Connecticut General adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and ceased goodwill amortization as of January 1, 2002. Connecticut General evaluates goodwill for impairment annually based on discounted cash flow analyses and writes it down through earnings when impaired.

J. OTHER ASSETS, INCLUDING OTHER INTANGIBLES
   -----------------------------------------

Other assets consist primarily of various insurance-related assets. Connecticut General's other intangible assets are primarily purchased customer lists and provider contracts. Connecticut General amortizes other intangibles on a straight-line basis over periods ranging from six to eleven years. Management revises amortization periods if it believes there has been a change in the length of time that an intangible will continue to have value. The gross carrying value of

NOTES TO THE FINANCIAL STATEMENTS



Connecticut General's other intangible assets was $27 million at December 31, 2002 and 2001. The accumulated amortization was $17 million at December 31, 2002 and $15 million at December 31, 2001.

K. SEPARATE ACCOUNTS
   -----------------

Separate account assets and liabilities are contractholder funds maintained in accounts with specific investment objectives, including assets and liabilities of separate trust arrangements for the benefit of purchasers of certain investment products. The assets of these accounts are legally segregated and are not subject to claims that arise out of any of Connecticut General's other businesses. These accounts are carried at fair value. The investment income, gains and losses of these accounts generally accrue to the contractholders and are not included in Connecticut General's revenues and expenses, except for fees earned for asset management services that are reported in premiums and fees.

L. CONTRACTHOLDER DEPOSIT FUNDS
   ----------------------------

Liabilities for contractholder deposit funds include deposits received from customers for investment-related and universal life products and investment earnings on their fund balances. These liabilities are adjusted to reflect administrative charges, policyholder share of unrealized appreciation or depreciation on investment assets and, for universal life fund balances, mortality charges.

M. UNPAID CLAIMS AND CLAIM EXPENSES
   --------------------------------

Liabilities for unpaid claims and claim expenses are estimates of payments to be made under health coverages for reported claims and for losses incurred but not yet reported. Management develops these estimates using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. When estimates change, Connecticut General records the adjustment in benefits, losses and settlement expenses in the period in which the change in estimate is identified.

N. FUTURE POLICY BENEFITS
   ----------------------

Future policy benefits are liabilities for estimated future obligations under traditional life and health policies and annuity products currently in force. These obligations are estimated using actuarial methods and primarily consist of reserves for life and disability insurance benefits, group annuity contracts and certain specialty life reinsurance contracts.

Obligations for life and disability insurance policies represent benefits to be paid to policyholders, net of future premiums to be received. Obligations for guaranteed cost annuities represent fixed monthly benefits to be paid to a group of individuals over their remaining lives. These obligations are estimated based on assumptions as to premiums, interest rates, mortality, morbidity and surrenders, allowing for adverse deviation. Mortality, morbidity and surrender assumptions are based on either Connecticut General's own experience or actuarial tables. Interest rate assumptions are based on management's judgement considering Connecticut General's experience and future expectations, and range from 2% to 10%, generally declining over the first 20 years.

Certain specialty life reinsurance contracts guarantee a minimum death benefit under variable annuities issued by other insurance companies. These obligations represent the guaranteed death benefit in excess of the annuitant's account values (based on underlying equity and bond mutual fund investments.) These obligations are estimated based on assumptions and other considerations for lapse, partial surrenders, mortality, interest rates, market volatility and investment returns and premiums, consistent with the requirements of generally accepted accounting principles when a premium deficiency exists. Lapse, partial surrenders, mortality, interest rates and volatility are based on management's judgement considering Connecticut General's experience and future expectations. The results of futures contracts are reflected in the liability calculation as a component of investment returns.

See Note 3 for additional information.

O. UNEARNED PREMIUMS
   -----------------

Premiums for group life, accident and health insurance are recognized as revenue on a pro rata basis over the contract period. The unrecognized portion of these premiums is recorded as unearned premiums.

NOTES TO THE FINANCIAL STATEMENTS



P. OTHER LIABILITIES
   -----------------

Other liabilities consist principally of postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and insurance-related assessments that management can reasonably estimate. Other liabilities also include the loss position of certain derivatives. (See Note 7(G)).

Q. TRANSLATION OF FOREIGN CURRENCIES
   ---------------------------------

Connecticut General generally conducts its international business through foreign branches that maintain assets and liabilities in local currencies, which are generally their functional currencies. Connecticut General uses exchange rates as of the balance sheet date to translate assets and liabilities into U.S. dollars. Translation gains or losses on functional currencies, net of applicable taxes, are recorded in accumulated other comprehensive income. Connecticut General uses average exchange rates during the year to translate revenues and expenses into U.S. dollars.

R. PREMIUMS AND FEES, REVENUES AND RELATED EXPENSES
   ------------------------------------------------

Premiums for group life, accident and health insurance coverages are recognized as revenue on a pro rata basis over the contract period. Benefits, losses and settlement expenses are recognized when incurred.

Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits, losses and settlement expenses are matched with premiums.

Revenue for investment-related products is recognized as follows:

o Net investment income on assets supporting investment-related products is recognized as earned.

o Contract fees, which are based upon related administrative expenses, are assessed against the customer's fund balance ratably over the contract year.

Benefit expenses for investment-related products consist primarily of income credited to policyholders in accordance with contract provisions.

Revenue for universal life products is recognized as follows:

o Net investment income on assets supporting universal life products is recognized as earned.

o   Fees for mortality are recognized ratably over the policy year.

o   Administration fees are recognized as services are provided.

o   Surrender charges are recognized as earned.

Benefit expenses for universal life products consist of benefit claims in excess of policyholder account balances. Expenses are recognized when claims are filed, and income is credited in accordance with contract provisions.

Contract fees and expenses for administrative services only programs and pharmacy programs and services are recognized as services are provided.

S. PARTICIPATING BUSINESS
   ----------------------

Connecticut General's participating life insurance policies entitle policyholders to earn dividends that represent a portion of the earnings of Connecticut General. Participating insurance accounted for approximately 6% of Connecticut General's total life insurance in force at the end of 2002, 7% at the end of 2001 and 8% at the end of 2000.

T. INCOME TAXES
   ------------

Connecticut General and its domestic subsidiaries are included in the consolidated United States federal income tax return filed by CIGNA. The provision for federal income tax is calculated as if Connecticut General were filing a separate federal income tax return. Connecticut General generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Note 11 contains detailed information about Connecticut General's income taxes.

NOTES TO THE FINANCIAL STATEMENTS



NOTE 3 - CHARGES FOR THE RUN-OFF REINSURANCE OPERATIONS

A. LOSSES ON SPECIALTY LIFE REINSURANCE CONTRACTS
   ----------------------------------------------

In 2002, Connecticut General recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to certain specialty life reinsurance contracts and the adoption of a program to substantially reduce equity market risks related to these contracts.

Connecticut General's reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured a guaranteed minimum death benefit under certain variable annuities issued by other insurance companies. These variable annuities are essentially investments in mutual funds combined with a death benefit. Death benefits under the annuity contracts reinsured by Connecticut General are determined using various methods.

The majority of Connecticut General's exposure arises under annuities that guarantee that the benefit received at death will be no less than the highest historical account value of the related mutual fund investments on an annuitant's contract anniversary date. Under this type of death benefit, Connecticut General is liable to the extent the highest historical anniversary account value exceeds the fair value of the related mutual fund investments at the time of an annuitant's death. Other annuity designs that Connecticut General reinsured guarantee that the benefit received at death will be no less than net deposits paid into the contract accumulated at a specified rate or net deposits paid into the contract. In periods of declining equity markets and in periods of flat equity markets following a decline, Connecticut General's liabilities for these guaranteed minimum death benefits increase.

As a result of equity market declines and volatility in 2002, Connecticut General evaluated alternatives for addressing the exposures associated with these reinsurance contracts, considering the possibility of continued depressed equity market conditions, the potential effects of further market declines and the impact on future earnings and capital. As a result of this evaluation, Connecticut General implemented a program to substantially reduce the equity market exposures of this business by selling exchange-traded futures contracts and, potentially, other instruments, which are expected to rise in value as the equity market declines and decline in value as the equity market rises.

The purpose of this program is to substantially reduce the adverse effects of potential future stock market declines on Connecticut General's liabilities for certain reinsurance contracts, as increases in liabilities under the reinsurance contracts from a declining market will be substantially offset by gains on the futures contracts. A consequence of this program is that it also substantially reduces the positive effects of potential future equity market increases, as reductions in liabilities under these contracts from improved equity market conditions will be substantially offset by losses on the futures contracts.

In order to achieve the objective of this program, Connecticut General expects to adjust its futures contract position and possibly enter into other positions over time to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments.

The $720 million after-tax charge consists of:

o $620 million after-tax, principally reflecting the reduction in assumed future equity market returns as a result of implementing the program and, to a lesser extent, changes to the policy lapse, mortality, market volatility and interest rate assumptions used in estimating the liabilities for these contracts. Connecticut General determines liabilities under the reinsurance contracts using an assumption for expected future performance of equity markets. A consequence of implementing the program is, effectively, a reduction in the assumption for expected future performance of equity markets, as the futures contracts essentially eliminate the opportunity to achieve previously expected market returns; and

o    $100 million after-tax reflecting deterioration in equity markets that

NOTES TO THE FINANCIAL STATEMENTS



     occurred in the third quarter of 2002 (prior to implementation of the program).

Connecticut General recorded a pre-tax gain of $87 million in 2002 in other revenues to reflect the increase in fair values of futures contracts since the inception of the program. A corresponding expense reflecting the increase in liabilities for the specialty life reinsurance contracts is included in benefits, losses and settlement expenses.

Connecticut General had reserves for these liabilities of approximately $1.4 billion as of December 31, 2002, and approximately $300 million as of December 31, 2001.

Management estimates reserves for variable annuity death benefit exposure based on assumptions and other considerations, including lapse, partial surrender, mortality, interest rates and volatility. These are based on Connecticut General's experience and future expectations. Connecticut General monitors actual experience to update these reserve estimates as necessary.

Lapse refers to the full surrender of an annuity prior to an annuitant's death. Volatility refers to market volatility that affects the costs of the program adopted by Connecticut General to reduce equity market risks associated with these liabilities.

Partial surrender refers to the fact that most annuitants have the ability to withdraw substantially all of their mutual fund investments while retaining any available death benefit coverage in effect at the time of the withdrawal. A very small percentage of annuitants have elected partial surrenders to date. An increase in Connecticut General's liabilities for variable annuity death benefits due to partial surrenders would depend on many factors, including financial market conditions prior to surrender and annuitant behavior.

The determination of reserves for variable annuity death benefits requires Connecticut General to make critical accounting estimates. Management believes the current assumptions and other considerations used to estimate reserves for these liabilities are appropriate. However, if actual experience differs from the assumptions and other considerations (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating these reserves, the resulting change could have a material adverse effect on Connecticut General's consolidated results of operations, and in certain situations, could have a material adverse effect on Connecticut General's financial condition.

As of December 31, 2002, the aggregate fair value of the underlying mutual fund investments was approximately $50 billion. The death benefit coverage in force as of that date (representing the amount that Connecticut General would have to pay if all 1.5 million annuitants had died on that date) was approximately $23.4 billion. The death benefit coverage in force represents the excess of the guaranteed benefit amount over the fair value of the underlying mutual fund investments. The notional amount of the futures contract positions held by Connecticut General at December 31, 2002, was $2.2 billion.

During 2000, Connecticut General recorded after-tax charges for the run-off reinsurance business totaling $86 million as follows:

o a charge of $84 million to strengthen reserves, following a review of reserve assumptions for specialty life reinsurance contracts that guarantee certain minimum death benefits based on unfavorable changes in variable annuity account values. These values are derived from underlying equity and bond mutual fund investments as more fully discussed above;

o    a charge of $2 million for restructuring costs (principally severance).

B. OTHER REINSURANCE CHARGES
   -------------------------

Connecticut General also recognized an after-tax charge of $143 million ($220 million pre-tax) in 2002 for Unicover and other run-off reinsurance exposures. For further information on these charges, see Note 13.


NOTE 4 - DISPOSITIONS

Connecticut General conducts regular strategic and financial reviews of its businesses to ensure that its capital is used effectively. As a result of these reviews, Connecticut General may from time to time acquire or dispose of assets,

NOTES TO THE FINANCIAL STATEMENTS



subsidiaries or lines of business. Significant transactions are described below.

A. SALE OF PORTIONS OF U.S. LIFE REINSURANCE BUSINESS
   --------------------------------------------------

As of June 1, 2000, Connecticut General sold its U.S. individual life, group life and accidental death reinsurance business for cash proceeds of approximately $170 million. The sale generated an after-tax gain of approximately $85 million, but recognition of that gain was deferred because the sale was structured as an indemnity reinsurance arrangement.

During 2002 and 2001, the acquirer entered into agreements with most of the reinsured parties, relieving Connecticut General of any remaining obligations to those parties. As a result, Connecticut General accelerated the recognition of $3 million after-tax of the deferred gain in 2002 and $69 million after-tax in 2001. In addition to the accelerated gain recognition, Connecticut General recognized less than $1 million after-tax of the deferred gain in the Run-off Reinsurance Operations segment in 2002, compared with $9 million after-tax in 2001. The remaining deferred gain as of December 31, 2002, was approximately $1 million after-tax.

Connecticut General has placed its remaining reinsurance businesses (including its accident, domestic health, international life and health, and specialty life reinsurance businesses) into run-off and has stopped underwriting new reinsurance business. See also Notes 3 and 13 for further discussions related to the Run-off Reinsurance Operations segment.

B. SALE OF INDIVIDUAL LIFE INSURANCE AND ANNUITY BUSINESS
   ------------------------------------------------------

In 1998, Connecticut General sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $770 million, the majority of which was deferred and is recognized at the rate that earnings from the sold business would have been expected to emerge (primarily over 15 years on a declining basis). Connecticut General recognized $48 million after-tax of the deferred gain in 2002, $52 million after-tax in 2001 and $57 million after-tax in 2000. The remaining deferred gain as of December 31, 2002, was $283 million after-tax.

NOTE 5 - EVENTS OF SEPTEMBER 11, 2001

As a result of claims arising from the events of September 11, 2001, Connecticut General recorded after-tax charges of $5 million in 2001. These charges, which are net of reinsurance, primarily related to life insurance claims. During the fourth quarter of 2002, Connecticut General revised its estimate of liabilities associated with the events of September 11, 2001, and recognized an after-tax credit of $2 million in the Run-Off Reinsurance Operations segment.

NOTE 6 - RESTRUCTURING PROGRAM

A. FOURTH QUARTER 2002 PROGRAM
   ---------------------------

In the fourth quarter of 2002, Connecticut General adopted a restructuring program primarily to realign the organizational structure and operations of its health care business. As a result, Connecticut General recognized in operating expenses an after-tax charge of $74 million ($114 million pre-tax) in the Employee Health Care, Life and Disability Benefits segment. The after-tax charge consisted of $56 million of severance costs ($87 million pre-tax) and $19 million in real estate costs ($29 million pre-tax) related to vacating certain leased facilities. These amounts were partially offset by a reduction in costs of $1 million after-tax ($2 million pre-tax) for other postretirement benefits for employees terminated in 2002. This benefit cost reduction will continue in 2003 as additional employees are terminated, aggregating approximately $5 million after-tax ($8 million pre-tax).

The severance charge reflected the expected reduction of approximately 2,870 employees. As part of the plan, Connecticut General expects to hire approximately 450 employees to support newly consolidated operations, thereby resulting in a net reduction of approximately 2,420 employees under this program. As of December 31, 2002, approximately 480 employees had been terminated under the program. As of December 31, 2002, Connecticut General had paid $2 million related to severance under this program.

NOTES TO THE FINANCIAL STATEMENTS



Connecticut General expects this restructuring program to be substantially completed by year-end 2003. The table below shows Connecticut General's restructuring activity (pre-tax) related to severance and real estate for this program:

---------------------------------------------------------------------
                                Severance
                                ---------
                           No. of                  Real        Total
(Dollars in millions)   Employees       Cost     Estate       Charge
---------------------------------------------------------------------
Fourth quarter 2002
 Charge                     2,870     $   87     $   29      $   116
Fourth quarter 2002
 activity:
  Employees                  (480)        (2)                     (2)
  Lease costs                                         -            -
---------------------------------------------------------------------
Balance as of
 December 31, 2002          2,390     $   85     $   29      $   114
-------------------------============================================

B. FOURTH QUARTER 2001 PROGRAM
   ---------------------------

In the fourth quarter of 2001, Connecticut General adopted a restructuring program primarily to consolidate existing health service centers into regional service centers. As a result, Connecticut General recognized in operating expenses an after-tax charge of $26 million ($40 million pre-tax) in the Employee Health Care, Life and Disability Benefits Segment. The after-tax charge consisted of $13 million of severance costs ($20 million pre-tax) and $13 million in real estate costs ($20 million pre-tax) relating to vacating certain leased facilities.

The severance charge reflected the expected reduction of approximately 1,250 employees. As a result of the consolidation of health service centers, Connecticut General hired approximately 440 employees, thereby resulting in a net reduction of approximately 810 employees under this program. As of December 31, 2002, 1,150 employees had been terminated under the program (970 employees were terminated in 2002). The real estate charges consisted of approximately $15 million pre-tax related to vacating leased facilities, which are cash obligations pertaining to non-cancelable lease obligations and lease termination penalties. The charge also included approximately $5 million pre-tax of non-cash asset write-downs. As of December 31, 2002, Connecticut General paid $18 million related to severance and vacating leased facilities under this program ($15 million was paid in 2002).

The restructuring program was substantially completed in the fourth quarter of 2002. The table below indicates Connecticut General's restructuring activity (pre-tax) for this program:

---------------------------------------------------------------------
                               Severance
                               ---------
                           No. of                 Real       Total
(Dollars in millions)   Employees      Cost     Estate      Charge
---------------------------------------------------------------------
Fourth quarter
  2001 charge               1,250    $   20    $    20     $    40

Fourth quarter 2001
  activity:
    Employees                (180)       (2)                    (2)
    Lease costs                                     (1)         (1)
    Asset write-downs                               (5)         (5)
---------------------------------------------------------------------
Balance as of
  December 31, 2001         1,070    $   18    $    14     $    32
2002 activity:

  Employees                  (970)      (15)                   (15)
  Lease costs                                        -           -
  Adjustment of
    remaining balance                     3         (3)          -
--------------------------------------------------------------------
Balance as of
  December 31, 2002           100    $    6    $    11     $    17
---------------------------=========================================

NOTE 7 - INVESTMENTS

Connecticut General's investments, as recorded on the balance sheet, include policyholder share. Policyholder share includes the investment assets related to both experience-rated pension policyholder contracts. See Note 9(B) for discussion on the investment gains and losses associated with policyholder share.

A. FIXED MATURITIES
   ----------------

The amortized cost and fair value by contractual maturity periods for fixed maturities, including policyholder share, were as follows at December 31, 2002:

---------------------------------------------------------------
                                      AMORTIZED           FAIR
(In millions)                              COST          VALUE
---------------------------------------------------------------
Due in one year or less              $      803     $      838
Due after one year through five
 years                                    6,490          6,833
Due after five years through ten
 years                                    6,351          6,842
Due after ten years                       3,371          3,897
Mortgage- and other asset-backed
 securities                               5,026          5,239
---------------------------------------------------------------
Total                                $   22,041     $   23,649
--------------------------------------=========================

Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without penalties.

NOTES TO THE FINANCIAL STATEMENTS



Also, in some cases Connecticut General may extend maturity dates.

Gross unrealized appreciation (depreciation) on fixed maturities, including policyholder share, by type of issuer was as follows:

--------------------------------------------------------------------------
                                   DECEMBER 31, 2002
--------------------------------------------------------------------------
                    AMORTIZED     UNREALIZED     UNREALIZED        FAIR
(In millions)          COST      APPRECIATION   DEPRECIATION      VALUE
--------------------------------------------------------------------------
Federal
 government and
 agency             $     790     $     249       $      -      $   1,039
State and local
 government               165            20              -            185
Foreign
 government               295            41              -            336
Corporate              15,765         1,265           (180)        16,850
Federal agency
 mortgage-backed          987            31              -          1,018
Other
 mortgage-backed        1,996           100             (5)         2,091
Other
 asset-backed           2,043           132            (45)         2,130
--------------------------------------------------------------------------
Total               $  22,041     $   1,838       $   (230)     $  23,649
---------------------=====================================================

--------------------------------------------------------------------------
                                   December 31, 2001
--------------------------------------------------------------------------
                    Amortized    Unrealized      Unrealized       Fair
(In millions)         Cost      Appreciation    Depreciation      Value
--------------------------------------------------------------------------
Federal
 government and
 agency             $     610     $     168       $      -      $     778
State and local
 government               160             9             (1)           168
Foreign
 government               273            21            (11)           283
Corporate              12,615           662           (208)        13,069
Federal agency
 mortgage-backed          582            14             (3)           593
Other
 mortgage-backed        2,130            53            (50)         2,133
Other
 asset-backed           2,330            75            (78)         2,327
--------------------------------------------------------------------------

Total               $  18,700     $   1,002       $   (351)     $  19,351
---------------------=====================================================

As of December 31, 2002 Connecticut General had commitments to purchase $76 million of fixed maturities. Most of these commitments are to purchase unsecured investment grade bonds bearing interest at a fixed market rate. These bond commitments are diversified by issuer and maturity date. Connecticut General expects to disburse all of the committed amounts in 2003.

B. MORTGAGE LOANS, REAL ESTATE AND OTHER LONG-TERM INVESTMENTS
   -----------------------------------------------------------

Connecticut General's mortgage loans and real estate investments are diversified by property type, location, and, for mortgage loans, borrower. Mortgage loans, which are secured by the related property, are generally made at less than 70% of the property's value.

At December 31, the carrying values of mortgage loans and real estate investments, including policyholder share, were as follows:

-----------------------------------------------------------------
(In millions)                        2002              2001
-----------------------------------------------------------------
Mortgage loans                    $   7,974         $   9,077
                                   ----------        ----------
Real estate:
   Held for sale                         18               230
   Held and used                        226               182
                                   ----------        ----------
Total real estate                       244               412
-----------------------------------------------------------------
Total                             $   8,218         $   9,489
-----------------------------------==============================


At December 31, mortgage loans and real estate investments were distributed among the following property types and geographic regions:

-----------------------------------------------------------------
(In millions)                        2002              2001
-----------------------------------------------------------------
PROPERTY TYPE
Retail facilities                 $   2,100         $   2,935
Office buildings                      3,563             3,944
Apartment buildings                   1,063             1,172
Industrial                              722               685
Hotels                                  567               519
Other                                   203               234
-----------------------------------------------------------------
Total                             $   8,218         $   9,489
-----------------------------------==============================
GEOGRAPHIC REGION
Central                           $   2,136         $   2,639
Pacific                               1,826             1,883
South Atlantic                        1,725             1,794
Middle Atlantic                       1,280             1,550
Mountain                                776               789
Other                                   475               834
-----------------------------------------------------------------
Total                             $   8,218         $   9,489
-----------------------------------==============================

MORTGAGE LOANS. At December 31, 2002, scheduled mortgage loan maturities were as follows: $700 million in 2003, $1.4 billion in 2004, $1.0 billion in 2005, $1.1 billion in 2006, $1.1 billion in 2007, and $2.7 billion thereafter.

Actual maturities could differ from contractual maturities for several reasons: borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced.

As of December 31, 2002, Connecticut General had commitments to extend credit under commercial mortgage loan agreements of $135 million, most of which were at a fixed market rate of interest. These loan commitments are diversified by property type and geographic region. Connecticut General expects to disburse all of the committed amounts in 2003.

NOTES TO THE FINANCIAL STATEMENTS



At December 31, impaired mortgage loans and valuation reserves were as follows:

-----------------------------------------------------------------
(In millions)                        2002              2001
-----------------------------------------------------------------
Impaired loans with no valuation  $     198         $     105
 reserves
Impaired loans with valuation
 reserves                                41                94
                                   ----------        ----------
Total impaired loans                    239               199
Less valuation reserves                  10                14
-----------------------------------------------------------------
Net impaired loans                $     229         $     185
-----------------------------------==============================

During the year ended December 31, changes in reserves for impaired mortgage loans, including policyholder share, were as follows:

-----------------------------------------------------------------
(In millions)                        2002              2001
-----------------------------------------------------------------
Reserve balance - January 1       $      14         $      35
Transfers to foreclosed real                              (20)
 estate                                   -
Charge-offs upon sales                  (27)               (5)
Net change in reserves                   23                 4
-----------------------------------------------------------------
Reserve balance - December 31     $      10         $      14
-----------------------------------==============================

Impaired mortgage loans, before valuation reserves, averaged approximately $249 million in 2002, and $198 million in 2001. Interest income recorded (cash received) on impaired loans was approximately $14 million in 2002 and $6 million in 2001.

During 2002, Connecticut General refinanced approximately $82 million of its mortgage loans at then-current market rates for borrowers unable to obtain alternative financing. There were no such refinancings in 2001.

REAL ESTATE AND OTHER LONG-TERM INVESTMENTS. During 2002, non-cash investing activities did not include any real estate acquired through foreclosure of mortgage loans, compared to $102 million for 2001 and $73 million for 2000. The total of valuation reserves and cumulative write-downs related to real estate, including policyholder share, was $94 million at the end of 2002, compared to $89 million at the end of 2001. Net investment income from real estate held for sale (excluding policyholder share) was $4 million for 2002, $8 million for 2001 and $4 million for 2000. Write downs upon foreclosure and changes in valuation reserves (excluding policyholder share) were $11 million after-tax for 2002 and $4 million after-tax for 2001 and 2000.

As of December 31, 2002, Connecticut General had commitments to contribute additional equity (recorded in other long-term investments) of $53 million to existing real estate joint ventures that are diversified by property type and geographic region, and $56 million to existing security partnerships that hold securities which are diversified by issuer and maturity date. Connecticut General expects to disburse approximately 95% and 100%, respectively, of the committed amounts in 2003.

C. SHORT-TERM INVESTMENTS AND CASH EQUIVALENTS
   -------------------------------------------

Short-term investments and cash equivalents included corporate securities of $329 million, federal government securities of $162 million and other asset backed securities of $143 million at December 31, 2002. Connecticut General's short-term investments and cash equivalents at December 31, 2001 included $666 million in corporate securities, other asset backed securities of $147 million and $46 million in federal government bonds.

NOTES TO THE FINANCIAL STATEMENTS



D. NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS
   ---------------------------------------------------------

Unrealized appreciation (depreciation) on investments carried at fair value at December 31 was as follows:

-----------------------------------------------------------------
(In millions)                        2002              2001
-----------------------------------------------------------------
Unrealized appreciation:
 Fixed maturities                 $   1,838         $   1,002
 Equity securities                        5                26
                                   ----------        ----------
                                      1,843             1,028
                                   ----------        ----------
Unrealized depreciation:
 Fixed maturities                      (230)             (351)
 Equity securities                       (1)              (23)
                                   ----------        ----------
                                       (231)             (374)
                                   ----------        ----------
                                      1,612               654

Less policyholder-related amounts     1,085               462
                                   ----------        ----------
Shareholder net unrealized
 appreciation                           527               192

Less deferred income taxes              185                81
-----------------------------------------------------------------
Net unrealized appreciation       $     342         $     111
-----------------------------------==============================

E. NON-INCOME PRODUCING INVESTMENTS
   --------------------------------

As of December 31, the carrying values of investments, including policyholder share, that were non-income producing during the preceding twelve months were as follows:

-----------------------------------------------------------------
(In millions)                        2002              2001
-----------------------------------------------------------------
Fixed maturities                  $      42         $      40
Mortgage loans                            -                 1
Real estate                              39               122
Other long-term investments             105                90
------------------------------------------------------------------
Total                             $     186         $     253
-----------------------------------===============================

F. CONCENTRATION OF RISK
   ---------------------

As of December 31, 2002 and 2001, Connecticut General did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholder's equity.

G. DERIVATIVE FINANCIAL INSTRUMENTS
   --------------------------------

Connecticut General's investment strategy is to manage the characteristics of investment assets (such as duration, yield, currency, and liquidity) to meet the varying demands of the related insurance and contractholder liabilities (such as paying claims, investment returns and withdrawals). As part of this investment strategy, Connecticut General typically uses derivatives to minimize interest rate, foreign currency and equity price risks. Connecticut General routinely monitors exposure to credit risk associated with derivatives and diversifies the portfolio among approved dealers of high credit quality to minimize credit risk. In addition, Connecticut General has written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits.

As of January 1, 2001, Connecticut General implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." At implementation, SFAS No. 133 had an immaterial effect on Connecticut General's consolidated financial statements. SFAS No. 133 allows companies to use hedge accounting when derivatives are designated, qualify and are highly effective as hedges. Under hedge accounting, the changes in fair value of the derivative and the hedged risk are generally recognized together and offset each other when reported in net income.

Beginning on January 1, 2001, Connecticut General accounts for derivative instruments as follows:

o Derivatives are reported on the balance sheet at fair value with changes in fair values reported in net income or accumulated other comprehensive income.

o Changes in the fair value of derivatives that hedge market risk related to future cash flows - and that qualify for hedge accounting - are reported in a separate caption in accumulated other comprehensive income. These hedges are referred to as cash flow hedges.

NOTES TO THE FINANCIAL STATEMENTS



o A change in the fair value of a derivative instrument may not always equal the change in the fair value of the hedged item; this difference is referred to as hedge ineffectiveness. Where hedge accounting is used, Connecticut General reflects hedge ineffectiveness in net income (generally as part of realized investment gains and losses).

o Features of certain investments and obligations are accounted for as derivatives, such as certain fixed maturities' investment returns that are based on the performance of commercial loan pools. As permitted under SFAS No. 133, derivative accounting has not been applied to such features of investments or obligations existing before January 1, 1999.

In 2002, Connecticut General implemented a program to substantially reduce the equity market exposures for certain specialty life reinsurance contracts by selling exchange-traded futures contracts. Connecticut General recorded a pre-tax gain of $87 million in other revenues reflecting the net change in the fair values of these futures contracts. See Note 3 for further discussion.

In 2002, Connecticut General recorded a pre-tax loss of $16 million in other operating expenses reflecting the net changes in fair value (due to stock market declines and changes in assumptions used) for certain other specialty life reinsurance contracts that guarantee minimum income benefits. See Note 17 for further discussion.

In 2001, Connecticut General recorded $12 million pre-tax in realized investment losses for embedded derivatives whose fair value is based on the performance of underlying commercial loan pools.

The other effects of derivatives were not material to Connecticut General's consolidated results of operations, liquidity or financial condition for 2002, 2001 or 2000.

NOTES TO THE FINANCIAL STATEMENTS


The table below presents information about the nature and accounting treatment of Connecticut General's primary derivative financial instruments. Derivatives in Connecticut General's separate accounts are not included because associated gains and losses generally accrue directly to policyholders.

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUMENT       RISK       PURPOSE                           CASH FLOWS                        ACCOUNTING POLICY
                                                                                                (BEGINNING JANUARY 1, 2001*)
-----------------------------------------------------------------------------------------------------------------------------------
FUTURES          Primarily  Connecticut General sells         Connecticut General receives      Fair value changes are reported in
                 equity     futures contracts to reduce the   (pays) cash daily in the amount   other revenues.
                 risks      equity market exposures for       of the change in fair value of
                            certain specialty life            the futures contracts.
                            reinsurance contracts that
                            guarantee death benefits
                            resulting from changes in
                            variable annuity account values
                            based on underlying mutual funds.
-----------------------------------------------------------------------------------------------------------------------------------
                 Interest   Connecticut General hedges        Connecticut General receives      Using cash flow hedge accounting,
                 rate       fair value changes of fixed       (pays) cash daily in the amount   fair value changes are reported in
                 risk       maturity and mortgage loan        of the change in fair value of    other comprehensive income and
                            investments to be purchased.      the futures contracts.            amortized into net investment
                                                                                                income over the life of the
                                                                                                investments purchased.
-----------------------------------------------------------------------------------------------------------------------------------
SWAPS            Interest   Connecticut General hedges the    Connecticut General periodically  Using cash flow hedge accounting,
                 rate and   interest or foreign currency      exchanges cash flows between      fair values are reported in other
                 foreign    cash flows of fixed maturities    variable and fixed interest       long-term investments or other
                 currency   to match associated               rates or between two currencies   liabilities and other comprehensive
                 risk       liabilities. Currency swaps are   for both principal and interest.  income. Net interest cash flows are
                            primarily euros and extend for                                      reported in net investment income.
                            periods of up to 19 years.
-----------------------------------------------------------------------------------------------------------------------------------
FORWARD SWAPS    Interest   Connecticut General hedges fair   Connecticut General periodically  Fair values are reported in other
                 rate       value changes of fixed maturity   exchanges the difference          long-term investments or other
                 risk       and mortgage loan investments     between variable and fixed rate   liabilities and in contractholder
                            primarily related to experience-  asset cash flows, to begin at a   deposit fund liabilities, with no
                            rated pension policyholder        designated future date.           effect on net income.
                            contracts.
-----------------------------------------------------------------------------------------------------------------------------------
EMBEDDED SWAPS   Interest   Connecticut General purchases     Connecticut General receives      Fair values of the embedded return
                 rate and   fixed maturities with investment  cash based on the performance     features are reported in fixed
                 credit     return features that are based    of underlying commercial loan     maturities, with changes reported
                 risk       on the performance of             pools.                            in realized gains and losses.
                            underlying commercial loan pools.
-----------------------------------------------------------------------------------------------------------------------------------
WRITTEN AND      Primarily  Connecticut General has written   Connecticut General periodically  Fair values are reported in other
PURCHASED        equity     certain specialty life            receives (pays) fees and will pay liabilities and other assets.
OPTIONS          risk       reinsurance contracts to          (receive) cash resulting from the Changes in fair value are reported
                            guarantee minimum income benefits unfavorable changes in account    in other revenues or other
                            resulting from unfavorable        values when account holders elect operating expenses.
                            changes in variable annuity       to receive minimum income
                            account values based on           payments.
                            underlying mutual funds.
                            Connecticut General purchased
                            reinsurance contracts to hedge
                            the market risks assumed. These
                            contracts are accounted for as
                            written and purchased options.
                            -------------------------------------------------------------------------------------------------------
                            Connecticut General writes        Under written options,            Fair values of written options are
                            certain universal life insurance  Connecticut General may be        reported in contractholder deposit
                            contracts that credit income to   required to make payments to      fund liabilities, with changes
                            policyholders based on the        policyholders at the end of the   reported in benefit expense. Fair
                            change in an equity index.        contract, depending on the        values of purchased options are
                            Connecticut General purchases     change in an equity index.        reported in other assets or
                            options to hedge the effect of    Under purchased options,          liabilities, with changes reported
                            income credited under these       Connecticut General pays an       in other revenues or other
                            contracts.                        up-front fee to third parties,    operating expenses.
                                                              and may receive cash at the end
                                                              of the contract based on the
                                                              change in this equity index.
-----------------------------------------------------------------------------------------------------------------------------------

* Prior to January 1, 2001, accounting policies differed as follows: the fair value of swaps was reported with fixed maturities; changes in fair value of embedded swaps were included in other comprehensive income with the fair value of fixed maturities; changes in the fair value of futures were reported with fixed maturities and mortgage loan investments; and purchased options were reported in benefit expense at amortized cost adjusted for any change in equity indexes.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 - ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income (which exclude policyholder share) were as follows:

----------------------------------------------------------------
                                             Tax
                                          (Expense)
(In millions)                   Pre-Tax    Benefit   After-Tax
----------------------------------------------------------------
2002
----------------------------------------------------------------
NET UNREALIZED
 APPRECIATION, SECURITIES:
Unrealized appreciation on
 securities held                $  159     $  (43)   $    116
Losses realized on securities      178        (63)        115
----------------------------------------------------------------
Net unrealized appreciation,
 securities                     $  337     $ (106)   $    231
--------------------------------================================
NET UNREALIZED DEPRECIATION,
 DERIVATIVES                    $   (6)    $    2    $     (4)
--------------------------------================================
NET TRANSLATION OF FOREIGN
 CURRENCIES                     $   10     $   (6)   $      4
--------------------------------================================
  2001
----------------------------------------------------------------
NET UNREALIZED
 APPRECIATION, SECURITIES:
Unrealized depreciation on
 securities held                $  (96)    $   33    $    (63)
Losses realized on securities      224        (78)        146
Reclassification to establish
 separate caption for
 derivatives                        (6)         2          (4)
----------------------------------------------------------------
Net unrealized appreciation,
 securities                     $  122     $  (43)   $     79
--------------------------------================================
NET UNREALIZED
 APPRECIATION, DERIVATIVES:
Reclassification to establish
 separate caption for
 derivatives                    $    6     $   (2)   $      4
Unrealized appreciation on
 derivatives held                    8         (3)          5
----------------------------------------------------------------
Net unrealized appreciation,
 derivatives                    $   14     $   (5)   $      9
--------------------------------================================
NET TRANSLATION OF FOREIGN
 CURRENCIES                     $  (11)    $    4    $     (7)
--------------------------------================================
  2000
----------------------------------------------------------------
NET UNREALIZED
 APPRECIATION, SECURITIES:
Unrealized appreciation on
 securities held                $   87     $  (30)   $     57
Losses realized on securities       31        (11)         20
----------------------------------------------------------------
Net unrealized appreciation,
 securities                     $  118     $  (41)   $     77
--------------------------------================================
NET TRANSLATION OF FOREIGN
 CURRENCIES                     $    2     $   (1)   $      1
--------------------------------================================

NOTE 9 - INVESTMENT INCOME AND GAINS AND LOSSES

A. NET INVESTMENT INCOME
   ---------------------

The components of net investment income, including policyholder share, for the year ended December 31 were as follows:

---------------------------------------------------------------
(In millions)                     2002       2001      2000
---------------------------------------------------------------
Fixed maturities               $  1,505   $  1,429   $  1,391
Equity securities                     1          1          4
Mortgage loans                      644        713        714
Policy loans                        177        208        200
Real estate                          59         90        108
Other long-term investments          33         36         37
Short-term investments and
 cash                                18         43         40
                               ---------- ---------- ----------
                                  2,437      2,520      2,494

Less investment expenses             71         79         99
---------------------------------------------------------------
Net investment income          $  2,366   $  2,441   $  2,395
-------------------------------================================

Net investment income attributable to policyholder contracts (which is included in Connecticut General's revenues and is primarily offset by amounts included in benefits, losses and settlement expenses) was approximately $1.3 billion for 2002, $1.5 billion for 2001 and $1.4 billion for 2000. Net investment income for separate accounts (which is generally not reflected in Connecticut General's revenues) was $1.0 billion for 2002 and 2001 and $2.0 billion for 2000.

Fixed maturities and mortgage loans on which Connecticut General recognizes interest income only when cash is received (referred to as non-accrual investments), including policyholder share, were as follows at December 31:

---------------------------------------------------------------
(In millions)                        2002            2001
---------------------------------------------------------------
Restructured                   $        148    $        249
Delinquent                              112              61
---------------------------------------------------------------
Total non-accrual investments  $        260    $        310
-------------------------------================================

Net investment income was $23 million lower in 2002, $18 million in 2001 and $8 million in 2000 than it would have been if interest on non-accrual investments had been recognized in accordance with the original terms of these investments.

NOTES TO THE FINANCIAL STATEMENTS


B. REALIZED INVESTMENT GAINS AND LOSSES
   ------------------------------------

Realized gains and losses on investments, excluding policyholder share, for the year ended December 31 were as follows:

-----------------------------------------------------------------
(In millions)                     2002       2001       2000
-----------------------------------------------------------------
Fixed maturities                 $  (178)   $  (214)   $   (34)
Equity securities                      -        (10)         3
Mortgage loans                       (10)        (1)        (5)
Real estate                          (37)       (11)        22
Other                                 70         11          3
                                 ---------  ---------  ----------
                                    (155)      (225)       (11)
Less income tax benefits             (46)       (79)        (4)
-----------------------------------------------------------------
Net realized investment losses   $  (109)   $  (146)   $    (7)
---------------------------------================================

Realized investment gains and losses included impairments in the value of investments, net of recoveries, of $157 million in 2002, $185 million in 2001 and $32 million in 2000.

Based on contractual provisions, gains and losses on assets related to separate account contracts generally accrue to the contractholders. Under the experience-rating process, gains and losses on assets related to policyholder contracts, generally accrue to the contractholders. Realized investment gains and losses that are not reflected in Connecticut General's revenues for the year ended December 31 were as follows:

----------------------------------------------------------------
(In millions)                     2002       2001       2000
----------------------------------------------------------------
Separate accounts              $  (1,695) $    (810) $   1,788
Policyholder contracts         $    (432) $    (104) $     (60)
----------------------------------------------------------------

Sales of available-for-sale fixed maturities and equity securities, including policyholder share, for the year ended December 31 were as follows:

-----------------------------------------------------------------
(In millions)                      2002       2001       2000
-----------------------------------------------------------------
Proceeds from sales            $  3,286   $  1,798   $   2,137
Gross gains on sales           $    102   $     60   $      63
Gross losses on sales          $   (289)  $   (130)  $     (51)
-----------------------------------------------------------------

NOTE 10 - SHAREHOLDER'S EQUITY AND DIVIDEND RESTRICTIONS

The Connecticut Insurance Department, which regulates Connecticut General, prescribes accounting practices (which differ in some respects from generally accepted accounting principles) to determine statutory net income and surplus.

Connecticut General's statutory net income (loss) for the year ended, and surplus as of, December 31 were as follows:

-----------------------------------------------------------------
(In millions)                     2002       2001       2000
-----------------------------------------------------------------
Net income (loss)              $    (445) $     358  $     643
Surplus                        $   2,298  $   2,157  $   2,011
-----------------------------------------------------------------

Connecticut General is subject to regulatory restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) it may extend to its shareholders without prior approval of regulatory authorities. The maximum dividend distribution that Connecticut General may make during 2003 without prior approval is $230 million. The amount of net assets that could not be distributed without prior approval as of December 31, 2002 was $4.1 billion.

Connecticut General's capital stock consisted of 5,978,322 shares of common stock authorized and outstanding as of December 31, 2002 and 2001 (par value $5).

NOTE 11 - INCOME TAXES

Management believes that Connecticut General's taxable income in future years will be sufficient to realize Connecticut General's net deferred tax assets of $574 million as of December 31, 2002, and $663 million as of December 31, 2001. This determination is based on Connecticut General's earnings history and future expectations.

Through 1983, a portion of Connecticut General's statutory income was not subject to current income taxation, but was accumulated in a designated policyholders' surplus account. Additions to the account were no longer permitted beginning in 1984. Connecticut General's existing account balance of $450 million would result in a $158 million tax liability only if it were distributed or treated as distributed to shareholders as defined by the Internal Revenue Code. Connecticut General has not provided taxes on this amount because management believes it is remote that conditions requiring taxation will be met.

CIGNA's federal income tax returns are routinely audited by the Internal
Revenue

NOTES TO THE FINANCIAL STATEMENTS


Service. In management's opinion, adequate tax liabilities have been established for all years.

Deferred income tax assets and liabilities as of December 31 were as follows:

------------------------------------------------------------------
(In millions)                          2002                2001
------------------------------------------------------------------
DEFERRED TAX ASSETS
Investments, net                    $   286             $   291
Employee and retiree benefit
 Plans                                  271                 234
Deferred gains on sales of
 Businesses                             155                 180
Policy acquisition expenses             117                 133
Other insurance and
 contractholder liabilities             129                  66
Other                                    18                  17
                                    --------------  --------------
Total deferred tax assets               976                 921
                                    --------------  --------------
DEFERRED TAX LIABILITIES
Depreciation and amortization           217                 177
Unrealized appreciation on
 Investments                            185                  81
                                    --------------  --------------
Total deferred tax liabilities          402                 258
------------------------------------------------------------------
Net deferred income tax assets      $   574             $   663
------------------------------------==============================

Current income taxes receivable were $565 million as of December 31, 2002. As of December 31, 2001, current income taxes receivable were $94 million.

The components of income taxes for the year ended December 31 were as follows:

------------------------------------------------------------------
(In millions)                        2002        2001       2000
------------------------------------------------------------------
CURRENT TAXES (BENEFITS)
U.S. income                       $   (246)   $     11   $    478
Foreign income                           2           1          2
State income                             -          (5)         4
                                  ----------  ---------  ---------
                                      (244)          7        484
                                  ----------  ---------  ---------
DEFERRED TAXES (BENEFITS)
U.S. income                            (19)        339       (164)
                                  ----------  ---------  ---------
                                       (19)        339       (164)
------------------------------------------------------------------
Total income taxes (benefits)     $   (263)   $    346   $    320
----------------------------------================================

Total income taxes (benefits) for the year ended December 31 were different from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

------------------------------------------------------------------
(In millions)                       2002       2001       2000
------------------------------------------------------------------
Tax expense at nominal rate      $  (249)   $    369   $    351
Dividends received deduction         (13)        (13)       (13)
Amortization of goodwill               -           5          5
Tax-exempt interest income            (3)         (4)        (4)
State income tax (net of
 federal income tax benefit)           -          (2)         2
Resolved federal tax audit
 issues                                -           -        (17)
Other                                  2          (9)        (4)
------------------------------------------------------------------
Total income taxes               $  (263)   $    346   $    320
---------------------------------=================================

NOTE 12 - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

A. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
   ----------------------------------------------

Connecticut General provides pension, health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents through various plans which are sponsored by CIGNA.

Pension benefits are provided through a plan covering most domestic employees and by a separate pension plan for former agents. CIGNA funds the pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974. The allocated pension cost for Connecticut General was $26 million in 2002 and $7 million in 2001. A pension credit of $5 million was allocated to Connecticut General in 2000. Connecticut General held assets for these plans totaling approximately $1.3 billion at December 31, 2002, and $1.6 billion at December 31, 2001.

Expense for postretirement benefits other than pensions allocated to Connecticut General totaled $9 million for 2002 and $8 million for 2001 and 2000. The other postretirement benefit liability included in accounts payable, accrued expenses and other liabilities was $352 million as of December 31, 2002, and $361 million as of December 31, 2001.

NOTES TO THE FINANCIAL STATEMENTS



B. 401(k) PLANS
   ------------

CIGNA sponsors several 401(k) plans in which CIGNA matches a portion of employees' pre-tax contributions. Participants may invest in CIGNA common stock, several diversified stock funds, a bond fund and a fixed-income fund.

CIGNA may elect to increase its matching contributions if CIGNA's annual performance meets certain targets. A substantial amount of CIGNA's matching contributions are invested in CIGNA common stock. Connecticut General's allocated expense for these plans was $23 million for 2002, $28 million for 2001 and $23 million for 2000.

NOTE 13 - REINSURANCE

In the normal course of business, Connecticut General enters into agreements with other insurance companies to assume and cede reinsurance. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses. Reinsurance does not relieve the originating insurer of liability. Connecticut General evaluates the financial condition of its reinsurers and monitors their concentrations of credit risk.

INDIVIDUAL LIFE AND ANNUITY REINSURANCE. Connecticut General had a reinsurance recoverable of $5.6 billion at December 31, 2002 and 2001, from Lincoln National Corporation that arose from the 1998 sale of Connecticut General's individual life insurance and annuity business to Lincoln through an indemnity reinsurance arrangement. See Note 4 for information about this sale.

UNICOVER AND OTHER RUN-OFF REINSURANCE. The Run-off Reinsurance Operations participate in a workers' compensation reinsurance pool, which ceased accepting new risks in early 1999. This pool was formerly managed by Unicover Managers, Inc. Certain disputes over reinsurance coverage for the pool were resolved by an arbitration ruling issued in October 2002, which was further clarified in January 2003.

The Run-off Reinsurance Operations include other workers' compensation reinsurance contracts, as well as personal accident reinsurance contracts.

Based on the outcome of the Unicover arbitration in October 2002, as well as a review of other exposures for the run-off reinsurance operations, Connecticut General recorded an after-tax charge of $143 million ($220 pre-tax) in the third quarter of 2002.

Connecticut General reserves for amounts recoverable from retrocessionaires, as well as for reserves for liabilities associated with underlying reinsurance exposures assumed by Connecticut General, are considered appropriate as of December 31, 2002, based on current information. However, it is possible that future developments regarding these matters could result in a material adverse effect on Connecticut General's consolidated results of operations.

VARIABLE ANNUITY GUARANTEE REINSURANCE. On March 31, 2002, Connecticut General entered into an indemnity reinsurance agreement with an affiliate to retrocede its retained variable annuity with guaranteed minimum death benefit and variable annuity with guaranteed income benefit reinsurance business. In connection with the program adopted by Connecticut General in the third quarter to substantially reduce equity market risks related to these contracts, Connecticut General cancelled this agreement effective July 1, 2002. The program and the associated charge are discussed in Note 3.

OTHER REINSURANCE. Connecticut General could have losses if reinsurers fail to indemnify Connecticut General on other reinsurance arrangements, whether because of reinsurer insolvencies or contract disputes. However, management does not expect charges for other unrecoverable reinsurance to have a material adverse effect on Connecticut General's consolidated results of operations, liquidity or financial condition.

NOTES TO THE FINANCIAL STATEMENTS


EFFECTS OF REINSURANCE. In Connecticut General's consolidated income statements, premiums and fees were net of ceded premiums, and benefits, losses and settlement expenses were net of reinsurance recoveries, in the following amounts:

------------------------------------------------------------------
(In millions)                       2002         2001       2000
------------------------------------------------------------------
PREMIUMS AND FEES
Short duration contracts:
 Direct                          $  6,072     $  5,355   $  4,801
 Assumed                              901          729        707
 Ceded                                (64)        (153)      (127)
                                 -----------  ---------  ---------
                                    6,909        5,931      5,381
                                 -----------  ---------  ---------
Long-duration contracts:
 Direct                             1,421        1,518      1,643
 Assumed                              456          504        698
 Ceded:
    Individual life insurance
     and annuity business sold       (364)        (386)      (461)
    Other                             (79)         (98)      (189)
                                  ----------  ---------  ---------
                                    1,434        1,538      1,691
------------------------------------------------------------------
Total                            $  8,343     $  7,469   $  7,072
---------------------------------=================================
REINSURANCE RECOVERIES
Individual life insurance and
 annuity business sold           $    326     $    269   $    308
Other                                  43          262        222
------------------------------------------------------------------
Total                            $    369     $    531   $    530
---------------------------------=================================

The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the recognized premium and fees amounts shown in the above table.

NOTE 14 - LEASES AND RENTALS

Rental expenses for operating leases, principally for office space, amounted to $74 million in 2002, $56 million in 2001 and $45 million in 2000.

As of December 31, 2002, future net minimum rental payments under non-cancelable operating leases were approximately $317 million, payable as follows (in millions): $64 in 2003, $59 in 2004, $48 in 2005, $41 in 2006,
$32 in 2007 and $73 thereafter.

NOTE 15 - SEGMENT INFORMATION

Operating segments generally reflect groups of related products. Connecticut General measures the financial results of its segments using operating income (which is defined as net income excluding after-tax realized investment results). Connecticut General's operations are not materially dependent on one or a few customers, brokers or agents.

Connecticut General presents segment information as follows:

EMPLOYEE HEALTH CARE, LIFE AND DISABILITY BENEFITS, which combines Connecticut General's health care and group insurance segments, offers a range of indemnity group health and managed care products and services through guaranteed cost, experience-rated, administrative services only and minimum premium funding arrangements. This segment also offers group life and disability coverages.

EMPLOYEE RETIREMENT BENEFITS AND INVESTMENT SERVICES provides investment products and professional services primarily to sponsors of qualified pension, profit sharing and retirement savings plans. This segment also provides certain corporate and variable life insurance products.

RUN-OFF REINSURANCE OPERATIONS consists of the sold reinsurance operations (prior to the date of sale) and the run-off reinsurance business, which includes accident, domestic health, international life and health, and specialty life reinsurance businesses. Connecticut General has stopped underwriting new reinsurance business.

OTHER OPERATIONS consist of:

o deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;

o international operations that provide life, accident, health coverage and offer employee benefits outside the United States;

o corporate life insurance on which policy loans are outstanding (leveraged corporate life insurance);

o    settlement annuity business; and

o the amount received from the resolution of federal tax audits, as discussed in Note 11.

NOTES TO THE FINANCIAL STATEMENTS


Connecticut General determines operating income (loss) for each segment consistent with the accounting policies for the consolidated financial statements. Connecticut General allocates other corporate general, administrative and systems expenses on systematic bases. Income taxes are generally computed as if each segment were filing separate income tax returns.

SEGMENT REPORTING CHANGES. As a result of losses on certain specialty life reinsurance contracts recognized in 2002 (see Note 3), Connecticut General placed the run-off reinsurance operations (previously reported in Other Operations) into a separate reporting segment in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Prior periods have been reclassified to conform to this presentation.

Summarized segment financial information for the year ended and as of December 31 was as follows:

------------------------------------------------------------------------
(In millions)                          2002        2001         2000
------------------------------------------------------------------------
EMPLOYEE HEALTH CARE, LIFE AND
 DISABILITY BENEFITS
Premiums and fees and other
 revenues                          $    8,045   $    6,987   $    6,280
Net investment income                     263          280          283
                                   -----------  -----------  -----------
Segment revenues                   $    8,308   $    7,267   $    6,563
Income taxes                       $      107   $      251   $      220
Operating income                   $      209   $      454   $      394
Assets under management:
 Invested assets                   $    3,661   $    3,570   $    3,464
 Separate account assets                1,250        1,840        1,943
                                   -----------  -----------  -----------
Total                              $    4,911   $    5,410   $    5,407
                                   =====================================
EMPLOYEE RETIREMENT BENEFITS
 AND INVESTMENT SERVICES
Premiums and fees and other
 revenues                          $      324   $      310   $      334
Net investment income                   1,651        1,667        1,609
                                   -----------  -----------  -----------
Segment revenues                   $    1,975   $    1,977   $    1,943
Income taxes                       $       97   $       89   $      102
Operating income                   $      227   $      213   $      248
Assets under management:
 Invested assets                   $   24,875   $   22,756   $   21,458
 Separate account assets               27,814       31,579       32,033
                                   -----------  -----------  -----------
Total                              $   52,689   $   54,335   $   53,491
                                   =====================================
RUN-OFF REINSURANCE OPERATIONS
Premiums and fees and other
 revenues                          $      222   $      240   $      205
Net investment income                      41           47           58
                                   -----------  -----------  -----------
Segment revenues                   $      263   $      287   $      263
Income taxes (benefits)            $     (476)  $       14   $      (34)
Operating income (loss)            $     (884)  $       27   $      (62)
Assets under management:
 Invested assets                   $    1,304   $      788   $      578
 Separate account assets                    -            -            -
                                   -----------  -----------  -----------
Total                              $    1,304   $      788   $      578
                                   =====================================
OTHER OPERATIONS
Premiums and fees and other
 revenues                          $      368   $      397   $      363
Net investment income                     411          447          445
                                   -----------  -----------  -----------
Segment revenues                   $      779   $      844   $      808
Income taxes                       $       55   $       71   $       36
Operating income                   $      109   $      160   $      110
Assets under management:
 Invested assets                   $    5,200   $    5,764   $    5,837
 Separate account assets                1,295        1,798        1,831
                                   -----------  -----------  -----------
Total                              $    6,495   $    7,562   $    7,668
                                   =====================================

NOTES TO THE FINANCIAL STATEMENTS


--------------------------------------------------------------------------
(In millions)                          2002         2001          2000
--------------------------------------------------------------------------
REALIZED INVESTMENT GAINS
 (LOSSES)
Realized investment losses         $    (155)   $     (225)   $      (11)
Income tax benefits                      (46)          (79)           (4)
                                   -----------  ------------  ------------
Realized investment losses, net
 of taxes                          $    (109)   $     (146)   $       (7)
                                   =======================================
TOTAL
Premiums and fees and other
 revenues                          $   8,959    $    7,934    $    7,182
Net investment income                  2,366         2,441         2,395
Realized investment losses              (155)         (225)          (11)
                                   -----------  ------------  ------------
Total revenues                     $  11,170    $   10,150    $    9,566
Income taxes (benefits)            $    (263)   $      346    $      320
Operating income (loss)            $    (339)   $      854    $      690
Realized investment losses, net
 of taxes                               (109)         (146)           (7)
                                   -----------  ------------  ------------
Net income (loss)                  $    (448)   $      708    $      683
                                   =======================================
ASSETS UNDER MANAGEMENT
Invested assets                    $  35,040    $   32,878    $   31,337
Separate account assets               30,359        35,217        35,807
                                   -----------  ------------  ------------
Total                              $  65,399    $   68,095    $   67,144
                                   =======================================

Premiums and fees and other revenues by product type were as follows for the year ended December 31:

-----------------------------------------------------------------
(In millions)                      2002        2001       2000
-----------------------------------------------------------------
Medical and Dental Indemnity     $  6,217   $   5,360  $   4,793
Group Life                            959         998      1,118
Other                               1,783       1,576      1,271
-----------------------------------------------------------------
Total                            $  8,959   $   7,934  $   7,182
---------------------------------================================

Connecticut General's foreign activities, including premiums and fees, net income, translation adjustments, transaction losses and long-lived assets for the years ended and as of December 31, 2002, 2001 and 2000 were not material.

NOTE 16 - RELATED PARTY TRANSACTIONS

Connecticut General has assumed the settlement annuity and group pension business written by Life Insurance Company of North America (LINA), an affiliate. Reserves held by Connecticut General for this business were $1.7 billion at December 31, 2002 and 2001. Beginning in 2000, Connecticut General has also assumed the settlement annuity and group pension business written by CIGNA Life Insurance Company of New York (CLICNY), another affiliate. Reserves held by Connecticut General for this business were approximately $166 million at December 31, 2002 and 2001.

Effective January 1, 1999, Connecticut General entered into a contract to assume certain accident and health business from CLICNY. Connecticut General assumed premiums of $856 million in 2002, $700 million in 2001 and $602 million in 2000 and held reserves of $30 million at December 31, 2002 and, $42 million at December 31, 2001.

Connecticut General cedes long-term disability business to LINA. Reinsurance recoverables from LINA were $635 million at December 31, 2002, and $679 million at December 31, 2001.

Connecticut General has an arrangement with International Rehabilitation Services Inc., an affiliate, to receive certain rehabilitation, utilization review and medical review services. Connecticut General paid $104 million in 2002, $83 million in 2001, and $94 million in 2000 for these services.

Connecticut General, along with other CIGNA subsidiaries, has entered into arrangements with CIGNA Investments Inc. and TimeSquare Capital Management, Inc., for investment advisory services. Fees paid by Connecticut General totaled $54 million in 2002, $58 million in 2001 and $50 million in 2000.

Connecticut General has an arrangement with CIGNA Health Corporation and its subsidiaries and affiliates to use managed care provider networks and other administrative services for group health benefit plans insured or administered by Connecticut General. Fees paid by Connecticut General totaled $1.0 billion in 2002, $917 million in 2001 and $886 million in 2000.

Connecticut General had lines of credit available from affiliates totaling $650 million at December 31, 2002 and $600 million at December 31, 2001. Borrowings are primarily payable upon demand with interest rates equivalent to CIGNA's average monthly short-term borrowing rate plus 1/4 of 1%. For fixed rate lines, borrowings are payable at the stated maturity of such loans with interest rates equivalent to the commercial paper rate as quoted by CIGNA dealers. Interest expense was less than $1 million in 2002, 2001 and 2000. There were $25 million in borrowings outstanding under

NOTES TO THE FINANCIAL STATEMENTS


such lines at December 31, 2002. There were no such borrowings outstanding under such lines at December 31, 2001.

Connecticut General had extended lines of credit to affiliates totaling $600 million at December 31, 2002 and 2001. All loans are payable upon demand with interest rates equivalent to CIGNA's short-term borrowing rate. There were no borrowings outstanding under such lines at the end of 2002 and 2001.

Connecticut General, together with other CIGNA subsidiaries, has entered into a pooling arrangement known as the CIGNA Corporate Liquidity Account (the Account) for the purpose of increasing earnings on short-term investments. Withdrawals from the Account, up to the total amount of the participant's investment in the Account, are allowed on a demand basis. Connecticut General had balances in the Account of approximately $800 million at December 31, 2002, and $900 million at December 31, 2001.

CIGNA allocates to Connecticut General its share of operating expenses incurred at the corporate level. Connecticut General also allocates a portion of its operating expenses to affiliated companies for whom it performs certain administrative services.

NOTE 17 - CONTINGENCIES

A. FINANCIAL GUARANTEES
   --------------------

Connecticut General is contingently liable for various financial guarantees provided in the ordinary course of business.

Separate account assets are contractholder funds maintained in accounts with specific investment objectives. Connecticut General records separate account liabilities equal to separate account assets. In certain cases, Connecticut General guarantees a minimum level of benefits for retirement and insurance contracts written in separate accounts. Connecticut General establishes an additional liability if management believes that Connecticut General will be required to make a payment under these guarantees, which include the following:

o Connecticut General guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring employer's portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, Connecticut General has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2002, employers were required to maintain assets that exceed 102% to 128% of benefit obligations. Benefit obligations under these arrangements were $3.3 billion as of December 31, 2002, and $2.4 billion as of December 31, 2001. There were no additional liabilities required for these guarantees as of December 31, 2002 or 2001.

o For certain employer-sponsored savings and retirement plans, Connecticut General guarantees that participants will receive the value of their accounts at the time of withdrawal. These guarantees could require payment by Connecticut General in the event that a significant number of plan participants withdraw their accounts when the market value of the related separate account assets is less than the plan participant account values at the time of withdrawal. Participant account values under these arrangements are invested primarily in fixed income investments and were $1.7 billion as of December 31, 2002, and $1.8 billion as of December 31, 2001. There were no additional liabilities required for these guarantees as of December 31, 2002 or 2001.

NOTES TO THE FINANCIAL STATEMENTS


o Connecticut General guarantees a minimum level of earnings (based on investment, mortality and retirement experience) for a certain group annuity contract. If the actual investment return is less than the minimum guaranteed level, Connecticut General is required to fund the difference. The guaranteed benefit obligation was $313 million as of December 31, 2002, and $334 million as of December 31, 2001. Connecticut General had additional liabilities for this guarantee of $15 million as of December 31, 2002, and $14 million as of December 31, 2001.

Connecticut General does not expect that these guarantees will have a material adverse effect on Connecticut General's consolidated results of operations, liquidity or financial condition.

The management fee that Connecticut General charges to separate accounts includes a guarantee fee. These fees are recognized in income as earned.

As of December 31, 2002 and 2001, Connecticut General guaranteed $106 million of construction loans related to investments in certain real estate joint ventures. These loans are secured by the joint ventures' real estate properties with fair value in excess of the loan amounts. The loans mature at various dates from 2003 to 2007, including extension options. Connecticut General would be required to repay the construction loans if permanent financing could not be obtained. Connecticut General has recourse to other owners for 3% of any amounts paid under these guarantees. There were no liabilities required for these guarantees as of December 31, 2002 or 2001.

As of December 31, 2002 and 2001, Connecticut General guaranteed $42 million of principal for industrial revenue bonds that are payable in 2007 and also guaranteed $8 million of aggregate interest payable periodically up to maturity. These bonds are secured by mortgages on properties and other assets held by real estate partnerships. An event of default under these bonds will not cause the principal or interest payments to be due immediately, but Connecticut General would be required to make principal or interest payments under the original terms of the bonds. Connecticut General has recourse to partners for 43% of any amounts paid under these guarantees. There were no liabilities required for these guarantees as of December 31, 2002 or 2001.

B. SPECIALTY LIFE REINSURANCE CONTRACTS
   ------------------------------------

The Run-off Reinsurance Operations include certain specialty life reinsurance contracts that guarantee minimum death benefits based on unfavorable changes in variable annuity account values. In 2002, Connecticut General recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to these contracts and the adoption of a program to substantially reduce equity market risks related to these contracts. See Note 3 for further information.

Connecticut General has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. When annuitants elect to receive these minimum income benefits, Connecticut General may be required to make payments based on changes in underlying mutual fund values and interest rates. Connecticut General has purchased reinsurance from third parties, which covers 80% of the exposures of these contracts. Connecticut General estimates the fair value of the assets and liabilities associated with these contracts using assumptions as to equity market returns, volatility of the underlying equity and bond mutual fund investments, interest rates, mortality, annuity election rates and policy surrenders.

In November 2002, the Financial Accounting Standards Board issued
Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires disclosure of maximum potential undiscounted future payments for guarantees, even if the likelihood of such payment is remote. In accordance with this requirement, the maximum potential undiscounted payments that Connecticut General would make for

NOTES TO THE FINANCIAL STATEMENTS


guarantees related to minimum income benefits under the following hypothetical assumptions, which Connecticut General believes unlikely to occur:

o    no annuitants surrendered their accounts, and

o    all annuitants lived to elect their benefit, and

o all annuitants elected to receive their benefit on the first available date (beginning in 2004 through 2014), and

o all underlying mutual fund investment values remained at the December 31, 2002 value of $2.7 billion, with no future returns,

would aggregate $2.7 billion, gross of reinsurance. Connecticut General has reinsurance for 80% of this amount. Connecticut General expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount.

As of December 31, 2002, Connecticut General had liabilities of $95 million related to these contracts and amounts recoverable from reinsurers of $76 million. Connecticut General has an additional liability of $44 million associated with the cost of reinsurance. Management believes the current assumptions and other considerations used to estimate reserves for these liabilities are appropriate. See Note 7(G) for further information.

C. REGULATORY AND INDUSTRY DEVELOPMENTS
   ------------------------------------

Connecticut General's businesses are subject to a changing social, economic, legal, legislative and regulatory environment. Some current issues that may affect Connecticut General's businesses include:

o    initiatives to increase health care regulation;

o    efforts to expand tort liability of health plans;

o class action lawsuits targeting health care companies, including Connecticut General;

o initiatives to restrict insurance pricing and the application of underwriting standards; and

o efforts to revise federal tax laws, including proposals to change the federal tax treatment of dividends and of savings vehicles currently offered as employee benefits.

HEALTH CARE REGULATION. Federal and state legislatures, administrative agencies and courts continue efforts to increase regulation of the health care industry and change its operational practices. Regulatory and operational changes could have an adverse effect on Connecticut General's health care operations if they reduce marketplace competition and innovation or result in increased medical or administrative costs without improving the quality of care. Debate at the federal level over "managed care reform" and "patients' bill of rights" legislation, focusing on questions regarding liability, is expected to continue.

Privacy regulations under the Health Insurance Portability and Accountability Act (HIPAA) of 1996 cover all aspects of the health care delivery system, and address the use and disclosure of individually identifiable health care information. Compliance with the privacy regulations is required by April 2003. In addition to the privacy regulations, HIPAA establishes national electronic transaction standards, which apply to health insurers, providers and other

NOTES TO THE FINANCIAL STATEMENTS


covered entities. They are intended to improve the efficiency and effectiveness of the nation's health care system by encouraging the widespread use of electronic data interchange. Connecticut General must implement these standards by October 2003.

Regulations issued in February 2003 set standards for the security of electronic health information, and must be implemented by Connecticut General by April 2005. Connecticut General has implemented certain security measures and planned others in anticipation of these rules. Other proposed HIPAA regulations include standards for the assignment of a unique national identifier for each health plan and provider and requirements for a unique national identifier for employer groups. Connecticut General has commenced significant systems enhancements, training and administrative efforts to satisfy these requirements. Incremental technology and business-related expenses associated with Connecticut General's compliance efforts were approximately $8 million after-tax in 2002.

Other possible regulatory changes that could have an adverse effect on Connecticut General's health care operations include:

o additional mandated benefits or services that increase costs without improving the quality of care;

o narrowing of the Employee Retirement Income Security Act of 1974 (ERISA) preemption of state laws;

o changes in ERISA regulations resulting in increased administrative burdens and costs;

o    additional restrictions on the use of prescription drug formularies;

o additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease management;

o additional rules establishing the time periods for payment of health care provider claims that vary from state to state; and

o legislation that would exempt independent physicians from antitrust laws.

The health care industry is under increasing scrutiny by various state and federal government agencies and could be subject to government efforts to bring criminal actions in circumstances that could previously have given rise only to civil or administrative proceedings.

TAX BENEFITS FOR CORPORATE LIFE INSURANCE. In 1996, Congress passed legislation implementing a three-year phase-out period for tax deductibility of policy loan interest for most leveraged corporate life insurance products. In 2001, the Internal Revenue Service (IRS) implemented an initiative for leveraged corporate life insurance plans purchased after June 20, 1986, that permits policyholders to settle tax disputes related to these plans. Management expects that some customers will accept the IRS settlement offer and surrender their policies in 2003. As a result, management expects revenues and operating income associated with these products to decline. In 2002, revenues of $221 million and operating income of $32 million were from products affected by this legislation.

STATUTORY ACCOUNTING PRINCIPLES. In 1998, the NAIC adopted standardized statutory accounting principles. The state of Connecticut, in which Connecticut General is domiciled, has adopted these principles effective as of January 1, 2001. The implementation of these principles did not materially impact the ability of Connecticut General to make dividend payments (or other distributions) to CIGNA or to meet obligations under insurance policies.

INSURANCE-RELATED ASSESSMENTS. Many states maintain funds to pay for the operating expenses of insurance regulatory agencies and pay the obligations of insolvent insurance companies. Regulators finance these funds by imposing assessments against insurance companies operating in the state. In some states, insurance companies can recover a portion of these assessments through reduced premium taxes.

NOTES TO THE FINANCIAL STATEMENTS


Connecticut General recorded assets and liabilities for insolvency fund and other insurance-related assessments that are not material.

D. LITIGATION AND OTHER LEGAL MATTERS
   ----------------------------------

Connecticut General and/or its affiliates and several health care industry competitors were named as defendants in federal and state purported class action lawsuits. A Florida federal court has certified a class of health care providers who allege violations under the Racketeer Influenced and Corrupt Organizations Act and ERISA. Connecticut General and the other defendants have appealed that decision. The Florida federal court denied class certification to health plan subscribers, and the plaintiffs have not filed an appeal of that decision.

An Illinois state court certified a class action lawsuit against CIGNA by health care providers alleging breach of contract and seeking increased reimbursements. This state claim was removed to federal court in Illinois, where a settlement agreement between the parties was filed on November 26, 2002. If approved, the agreement will encompass most of the claims brought on behalf of health care providers asserted in other state and federal jurisdictions. On February 21, 2003, the Judicial Panel for Multidistrict Litigation ordered the Illinois case to be transferred to the Florida federal court, which will decide whether the settlement should be approved. In connection with this matter, Connecticut General recognized a charge of $43 million after-tax ($66 million pre-tax) in the fourth quarter of 2002 for expected costs associated with health care provider class action litigation. As this matter has not been resolved, adjustments to this amount in future periods are possible.

The U.S. Attorney's Office for the Eastern District of Pennsylvania is investigating compliance with federal laws in connection with pharmaceutical companies' marketing practices and their impact on prices paid by the government to pharmaceutical companies for products under federal health programs. As part of this investigation, Connecticut General is responding to subpoenas concerning contractual relationships between pharmaceutical companies and Connecticut General's health care operations.

Connecticut General is routinely involved in numerous lawsuits and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. Connecticut General believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to Connecticut General's consolidated results of operations, liquidity or financial condition.

                          PART C: OTHER INFORMATION


This Post-Effective Amendment No. 15 to this registration statement comprises the following papers and documents:
         The facing sheet:
         Two prospectuses, each consisting of 32 pages;
         The fees and Charges Representation;
         The undertaking to file reports;
         The signatures and Power of Attorney;
         Opinion and consent of Mark A. Parsons, Esq.;

Item 27. Exhibits

         Exhibit 1. Principal Underwriting Agreement between Connecticut General Life Insurance Company and CIGNA Financial Services, Inc. dated as of December 1, 1997.(5)

         Exhibit 2.        Fund Participation Agreements
                                    Agreements between Connecticut General
                                    Life Insurance Company and
                                    (a) Alger American Fund(1)
                                    (b) Fidelity Variable Products Fund(2)
                                    (c) Fidelity Variable Products FundII(2)
                                    (d) MFS Variable Insurance Trust(2)
                                    (e) OCC Accumulation Trust(2)
                                    (f) Templeton Variable Product Series
                                        Fund(2)
                                    (g) CIGNA Variable Products Group(3)
                                    (h) Janus Aspen Series Trust(4)
                                    (i) BT Insurance Funds Trust(6)
                                    (j) Neuberger Berman Advisers Management
                                        Trust(8)
                                    (k) Amendment to Templeton Variable
                                        Product Series Fund Participation
                                        Agreement (Exhibit 2(f)).(8)
                                    (l) Goldman Sachs Variable Insurance
                                        Trust(9)
                                    (m) PIMCO Variable Insurance Trust(9)
                                    (n) Vanguard Variable Insurance Fund(9)
         Exhibit 3. Form LN621 - Flexible Premium Variable Life Insurance Policy(4)
         Exhibit 3.1.      Form LR485 - Joint and Survivorship Benefit
                           Rider(7)
         Exhibit 4. Certificate of Amendment of Certificate of Incorporation of Connecticut General Life Insurance Company, as filed March 23, 1999.(7)
         Exhibit 5. Certificate of By-laws of Connecticut General Life Insurance Company as amended July 30, 1998.(7)

                           (1) - Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 33-84426) filed by CG Variable Life Insurance Separate Account I on April 19, 1996.

                           (2) - Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 33-89238) filed by CG Variable Life Insurance Separate Account I on April 19, 1996.

                           (3) - Incorporated by reference to Post-Effective Amendment No. 1 to this Registration Statement filed on April 22, 1997.

                           (4) - Incorporated by reference to Post-Effective Amendment No. 2 to this Registration Statement filed on October 31, 1997.

                           (5) - Incorporated by reference to Post-Effective Amendment No. 3 to this Registration Statement filed on December 29, 1997.

                           (6) - Incorporated by reference to Post-Effective Amendment No. 6 to this Registration Statement filed on April 22, 1998.

                           (7) - Incorporated by reference to Post-Effective Amendment No. 8 to this Registration Statement filed on April 20, 1999.

                           (8) - Incorporated by reference to Post-Effective Amendment No. 9 to this Registration Statement filed on April 28, 2000.

                           (9) - Incorporated by reference to Post-Effective Amendment No. 12 to this Registration Statement filed on August 21, 2002.

Item 28. Directors and Officers of the Depositor

Directors and Officers of the Depositor are contained in Part A.

Item 29. Persons Controlled by or Under Common Control of the Depositor or the Registrant

Incorporated herein by reference to the Form 10-K Report, Commission File #1-8323, CIGNA Corporation February 28, 2003.

Item 30. Indemnification

Indemnification of directors, officers, employees and agents of the Depositor is governed, effective January 1, 1997, by Sections 33-770 through 33-778 of the Connecticut Stock Corporation Act. ("Act"). The Act sets forth the fullest indemnification which a Connecticut corporation such as Depositor is permitted to provide. The Act also permits a corporation to purchase and maintain insurance with respect to liabilities asserted against or incurred by persons in the capacity or status of directors, officers, employees or agents regardless of whether direct indemnification by the corporation would be permitted. The Act allows a corporation to adopt provisions in its certificate of incorporation narrowing the scope of indemnification which would otherwise be permitted by the Act, and Depositor is currently considering amending its certificate of incorporation to provide for narrower indemnification. Until and unless such an amendment is adopted, Depositor is obligated to provide the fullest indemnification permitted by the Act, on condition that a determination has been made by Depositor's Board of Directors (or, in special circumstances, by shareholders or special legal counsel) that the person to be indemnified acted in good faith, reasonably believed his conduct was in the corporation's best interest, and had no reasonable cause to believe his conduct was unlawful.

Item 31. Principal Underwriter

CIGNA Financial Services ("CFS") is the distributor and principal underwriter

Directors and Officers of Principal Underwriter

The following persons are Directors and Principal Officers of CIGNA Financial Services ("CFS"). The address of each is 280 Trumbull Street, Hartford, CT 06103

  Name                                     Positions and Offices with Principal Underwriter
  John Y. Kim                              Director, President
  Mark A. Parsons                          Director, Vice President
                                           Chief Counsel
  Bach Mai T. Thai                         Vice President
                                           Treasurer
  Brian J. Coroso                          Assistant Vice President
                                           Assistant Treasurer
                                           Compliance Officer
  Monica J. Oswald                         Assistant Vice President
  Susan L. Cooper                          Secretary
  Gary R. Crawford                         Chief Financial Officer
                                           Assistant Treasurer
  Bruce P. Chapin                          Assistant Secretary
  Pamela S. Williams                       Assistant Secretary
  Joy B. Erickson                          Assistant Treasurer
                                           Assistant Compliance Officer
  Victor E. Saliterman                     Director




  Jean H. Walker                           Director
  Patrick E. Welch                         Director

Item 32. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder are maintained by Connecticut General Life Insurance Company at 280 Trumbull Street, Hartford, CT 06103

Item 33. Management Services

All management policies are discussed in Part A or Part B.

Item 34. Fee Representation

The Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by the Company.

                                 SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 15 to its Registration Statement on Form N-6 (File No. 333-01741) to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford and State of Connecticut on the 29th day of April, 2003.




         CG CORPORATE INSURANCE VARIABLE LIFE SEPARATE ACCOUNT 02
         (REGISTRANT)


                  By /s/ Douglas G. Russell
                    --------------------------------------------
                     Douglas G. Russell
                     Senior Vice President
                     Connecticut General Life Insurance Company


         CONNECTICUT GENERAL LIFE INSURANCE COMPANY (DEPOSITOR)


                  By /s/ Douglas G. Russell
                    --------------------------------------------
                     Douglas G. Russell
                     Senior Vice President

                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 15 to this Registration Statement (File No. 333-01741) has been signed below on April 29, 2003 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                  SIGNATURE                                                     TITLE
                  ---------                                                     -----
                                            *                          President and Director
---------------------------------------------                          (Principal Executive Officer)
         Patrick E. Welch

                                            *                          Assistant Vice President
---------------------------------------------                          (Principal Financial Officer)
         James Yablecki

                                            *                          Vice President
---------------------------------------------                          (Principal Accounting Officer)
         Michael J. Stephan

                                            *                          Senior Vice President and Director
---------------------------------------------                          (Chief Financial Officer)
         David M. Cordani

                                            *                          Director
---------------------------------------------
         Harold W. Albert

                                            *                          Director
---------------------------------------------
         John Cannon III

                                            *                          Director
---------------------------------------------
         Carol M. Olson

                                            *                          Director
---------------------------------------------
         Scott A. Storrer

                                            *                          Director
---------------------------------------------
         Richard H. Forde

                                            *                          Director
---------------------------------------------
         Mary E. O'Brien

                                            *                          Director
---------------------------------------------
         W. Allen Schaffer, M.D.

                                            *                          Director
---------------------------------------------
         Jean H. Walker

                                            *                          Director
---------------------------------------------
         David Marks


*By         /s/ Douglas G. Russell                                     Senior Vice President
---------------------------------------------
              Douglas G. Russell
               Attorney-in-Fact
         (A Majority of the Directors)